

20%
Return on Equity

33
Years of Dividend Increases

41
New Branches

33%
Total Return

4.7
Service Quality Rating

DON'T TAKE OUR NUMBERS AT FACE VALUE.
TO DO SO IS TO MISS A DEEPER STORY.

AMSOUTH®

Annual Report 2003

The story behind every number at AmSouth goes deeper than face value because of the value behind a face.

AmSouth's performance is the result of individual effort and team initiative. For every number, there is a story of personal achievement.

Look at our financial summary, and you'll catch a glimpse of a strong and confident culture. Look deeper into the stories behind the numbers, and you'll never look at our numbers the same way again.



Brian Oatsvall, Mobile, AL



C. DOWD RITTER
Chairman, President, and
Chief Executive Officer

LETTER TO SHAREHOLDERS

Because we are in the financial services business, numbers are at the core of everything we do. Numbers describe the size and scope of our services, give credence to our scale, and measure our success. Earnings per share growth, return on equity, and efficiency ratios are just some of the numbers that place AmSouth among the top-performing banks in the country.

More important than the numbers themselves is how we achieve them. At AmSouth, what's behind the numbers is a values-led, achievement-driven culture that encourages us to set aggressive goals, focus on execution, relentlessly measure results, and reward achievement. Our culture drives our performance and allows us to deliver the superior shareholder value you've come to expect from AmSouth.

We believe that demonstrating that culture in a way that is relevant and meaningful to you is an important criterion for our success. With that in mind, in 2003 we undertook a rigorous process that helped us clearly define a vision for AmSouth and articulate an overarching strategy that reflects our culture.

To Be The Best By Any Measure is the way we have chosen to articulate that vision. It is uniquely reflective of our culture and acknowledges that we recognize that true success requires excellence in every dimension of our performance.

2003 Results

For AmSouth, 2003 was a year of solid performance, and we credit the exceptional commitment of our more than 13,000 very talented employees. Because of their hard work, we had excellent growth in loans and deposits. We also generated higher fee-based revenues and saw continuing improvement in credit quality. This allowed AmSouth's stock to again outperform the broader markets for the third consecutive year.

Net income reached a record $626 million in 2003, producing diluted earnings per share of $1.77, a 5.4 percent increase over 2002. In addition, our return on equity of 20 percent, return on assets of 1.47 percent, and efficiency ratio of 52 percent allowed AmSouth shareholders to reap the benefits of our performance.

As a result, AmSouth achieved a total return of 33 percent, compared to 29 percent for the S&P 500 Index.

2003 RESULTS	
Diluted Earnings Per Share	*$1.77*
Return on Equity	*20%*
Return on Assets	*1.47%*
Efficiency Ratio	*52%*

Another benefit was the continuation of our track record of increasing dividends for 33 consecutive years. This record for raising the dividend places AmSouth well within the top 1 percent of all public companies for dividend growth, and the strong yield makes AmSouth an attractive investment when compared to other companies as well as alternative investments.

2003 Highlights

Virtually every facet of AmSouth's business contributed to our 2003 results. Indeed, the catalysts for our performance have been diverse and reflect our focus on key strategic initiatives that hold the greatest opportunities for earnings growth and shareholder returns.

In Consumer Banking, increased sales emphasis, low interest rates, and favorable tax advantages for borrowers made home equity growth a key earnings driver. We have achieved 11 consecutive quarters of home equity originations in excess of $1 billion. Residential mortgage originations grew 60 percent to $4.3 billion, demonstrating our efforts to expand mortgage sales channels and success in growing deeper relationships with customers. We've also had 12 consecutive quarters of growth in low-cost deposits such as checking and money market balances, a very important funding source for earning asset growth.

New customer calling efforts in Commercial Banking generated loan growth despite overall sluggishness in commercial lending. The commercial banking team completed more than 7,500 sales calls to new prospects during 2003 and added nearly 500 new commercial middle-market relationships. Commercial real estate also demonstrated outstanding sales momentum with more than $4 billion in new commercial real estate loans closed this year, an AmSouth record. As a result, we grew commercial and commercial real estate loans $900 million, or 7 percent over last year.

Solid growth in Wealth Management was another key highlight. More than 2,500 new private client services households were added, a 17 percent increase over 2002. We completed more than 50,000 sales calls to prospective and existing customers in 2003, adding a total of $2.4 billion in new private client portfolio assets including loans, deposits, and assets under management. AmSouth's family of mutual funds also continued its track record for solid performance with 16 of 19 funds rated three, four, or five stars by Morningstar.

"Our strong performance over the past three years reflects the value of our strategic planning process and our ability to focus on executing our plans."

Growth in Business Banking households and sales of 68,000 Business RelationshiPlus accounts to small businesses have been important drivers of deposit growth. Additionally, average loans to small businesses grew by 7 percent compared to 2002.

We opened 41 new branches during 2003. In Florida, where population and job growth have continued to be robust, 31 new branches were added. Of even greater significance, branches opened since the beginning of 2002, on average, are on pace to achieve profitability well ahead of our 18- to 24-month target. Our comprehensive process for opening and operating each new branch continues to produce results that, in many cases, exceed even our own high expectations for loan and deposit growth as well as profitability.

Credit quality continued to improve during 2003, with favorable trends in net charge-offs and nonperforming assets. During 2003, net charge-offs reached the lowest level in more than three years and nonperforming assets reached the lowest level in more than five years. Classified commercial loans are down more than 50 percent from their peak, and loan delinquencies also improved. These leading indicators point toward continued improvement in credit quality.

A continuous focus on customer service is the core driver of our ability to build and maintain strong customer relationships, and AmSouth consistently scores in the top quartile for service quality among its competitors. Through an independent firm, more than 6,000 customers each month respond to in-depth surveys about customer service in the branches. And we have consistently scored 4.7 on a 5.0 scale. Internal service performance consistently returned grades of 94 to 95 percent against a wide variety of standards that are used to measure execution, such as hold times in the Call Center, ATM downtime, and timeliness of statement mailings.

At AmSouth, we search out and aggressively incorporate technology that has proven its business value and has a high probability of success. Our online banking channel, amsouth.com, now has more than 900,000 registered customers, a nine-fold increase over the last three years. Its inherent delivery efficiencies and ability to improve customer service, convenience, and retention will continue to make this an important part of our success.

Finally, one of this year's key accomplishments was our move into a state-of-the-art operations center. With the new operations center we are well-positioned to support

ENHANCING SHAREHOLDER WEALTH: 2001-2003

Market Capitalization	*+ $2.9 billion*
Dividends Paid	*+ $900 million*
Share Repurchases	*+ $700 million*
Total Shareholder Wealth Added	*+ $4.5 billion*

future growth, while enhancing overall service and productivity within the back-office and other support areas.

A Strategic Plan Well-Executed
2003 marked the final year of our latest three-year strategic plan and, despite the challenging environment, AmSouth produced solid results. By staying committed to our strategic initiatives over the past three years, earnings per share have grown at a 10 percent compound annual rate since the fourth quarter of 2000, return on equity has averaged 20 percent, and the efficiency ratio averaged 52 percent.

Over that same three-year period, AmSouth generated substantial returns for our shareholders. AmSouth's market capitalization has grown $2.9 billion, we have paid over $900 million in dividends to shareholders, and AmSouth has committed more than $700 million to share repurchases. All told, that represents more than $4.5 billion of wealth created for our shareholders.

Our strong performance over the past three years reflects the value of our strategic planning process and our ability to focus on executing our plans regardless of the economic environment. As we move forward, we begin a new three-year strategic plan recently developed by our management team and approved by our Board of Directors.

Our strategic plan for the next three years was built with an emphasis on producing sustained, quality earnings growth. This means maintaining strong earnings growth from Consumer Banking while ramping up the earnings contributions from Commercial Banking, Wealth Management and small businesses. It also means continuing to grow market share and the earnings contribution from high-growth markets such as those in Florida where we will continue to add new branches and relationship managers to attract new customers. Most importantly, it means taking care of our customers by providing outstanding service and convenience through investments in our people and technology. Success will require every one of our employees to focus on meeting and exceeding their goals, and a commitment to the new vision and strategy for our company.

To Be The Best By Any Measure
Though we often talk about AmSouth in terms of our financial results, we firmly believe that our greatest strength actually lies behind the numbers. At the center of our new strategic plan is a clear vision for the kind of


ALIGNED FROM VISION TO VALUES
To be the best by any measure
To expect the best of ourselves, in everything we do
Performance metrics
Strategic initiatives
Basic values

company we want AmSouth to be. This vision reflects our values-led, achievement-driven culture. It is To Be The Best By Any Measure.

The foundation of that vision is our six basic values. For many years they have defined how we conduct ourselves in our relationships with our customers, shareholders, communities and one another. In an era where integrity and transparency are central to every business relationship, we feel these values continue to serve us well.

Our achievements are built on these values and are driven through a set of clearly defined strategic initiatives.

Our strategic initiatives are how we focus our talent and resources on the opportunities we believe will deliver the greatest return for our shareholders. They are:

- Sustain growth in Consumer Banking
- Continue aggressive growth in Business Banking
- Grow Commercial Banking with improved credit quality
- Double the pre-tax contribution from Wealth Management
- Double Florida's pre-tax contribution
- Enhance sales productivity, service quality, and customer retention
- Leverage technology across all lines of business

To ensure we are making continuous progress on these initiatives, we use a set of clearly defined performance measurements. Hundreds of metrics benchmark our efforts for continuous performance improvement. These measure sales success, service quality, and internal performance.

Our overarching strategy describes how we will achieve our vision, and uses elements of our basic values, strategic initiatives, and performance measurements. Our strategy, "To expect the best of ourselves, in everything we do," reflects our belief that each of us—every person at AmSouth—plays a unique and critical role. It is what motivates us to develop the deep customer relationships that exceed the expectations that our customers have of us, that investors have of us, and, most importantly perhaps, that we have of ourselves.

With these building blocks in place, we know this is the right vision for AmSouth. It acknowledges our intent to exceed our own high standards as well as those of our

BASIC VALUES

- *Do the right thing*
- *Do more than is expected*
- *Make a difference*
- *Make time for people*
- *Improve someone's life*
- *If something's wrong, make it right*

customers, shareholders, and communities. It reflects our belief that AmSouth's key strategic advantage is our culture.

It's how we are confident we can deliver on our brand promise to be The Relationship People.

To Be The Best By Any Measure represents an ongoing journey. We confidently chose this vision because we have always readily accepted challenges that can have a powerful impact on our performance. It speaks to the heart and soul of our values-led, achievement-driven culture. The collective power that comes from a motivated team, executing the same strategy and working toward the same vision, can have a powerful impact on our performance and accelerate our earnings growth in the years to come.

Looking to the Future
The fundamental direction of our Strategic Plan for 2004-2006 stays the course set by our last plan, building on the things that have been successful and strengthening our initiatives in areas where we can improve performance. Our strong execution and clear focus on these initiatives will continue to produce quality, balanced, and sustainable growth.

We extend our thanks to our shareholders for their continuing support, and especially to AmSouth employees for their outstanding efforts in 2003. As always, we welcome your suggestions and comments.

Sincerely,



C. DOWD RITTER
Chairman, President, and
Chief Executive Officer

WHAT A NUMBER CAN TELL YOU

A number is a snapshot. It is an image of an event, a result, or a goal, frozen in time. At AmSouth, we track our key measures with great discipline. Our numbers tell us a lot about who we are and suggest the possibilities of who we might become.

WHAT A NUMBER CAN'T TELL YOU

See the faces behind the numbers. Learn their stories. Experience their passion, integrity, and commitment through their eyes. Only then can you fully appreciate AmSouth's greatest strength: Our values-led, achievement-driven culture.







TOP LEFT TO RIGHT: Sean Johnson, Birmingham, AL; List Underwood, Birmingham, AL; Mark Evans, Shreveport, LA; Graham Champion, Montgomery, AL; Franklin Danley, Birmingham, AL; John Baldwin, Tampa, FL; Stephen Valdes, New Orleans, LA; Lynetta Tipton Steed, Orlando, FL
BOTTOM LEFT TO RIGHT: Jerry McCoy, Samantha Offord and Jay Ewing, Birmingham, AL BOTTOM RIGHT: Judy Rogers, Jackson, MS

20% *Return on Equity*

WHAT THIS NUMBER CAN TELL YOU Return on equity, simply stated, is a measure that shows how effectively shareholders' capital is invested by the company. In 2003, our ROE was 20 percent—one of the highest in our industry. That says AmSouth invested shareholders' capital in business opportunities that generated very profitable returns.

WHAT THIS NUMBER CAN'T TELL YOU Twice a year, cross-functional teams of managers meet in Stone Mountain, Georgia, for leadership training and to thoroughly evaluate new business opportunities. In one case, the focus was growing AmSouth's mortgage business. The members of the Stone Mountain Mortgage Team quickly realized that we needed to create more opportunities to put mortgages into the hands of our customers.

They recommended expanding distribution channels, an automated solution that allows customer applications to be processed within 30 minutes, a method to measure mortgages on every branch's scorecard, and training to improve mortgage sales across all 650+ branches. In 2003, AmSouth's mortgage originations grew 60 percent. And the opportunity for future growth is enormous.

Members of the Stone Mountain Mortgage Team will tell you they were energized to be given this degree of decision-making latitude to improve the business and positively impact return on shareholders' equity. *We suspect that our shareholders will say they're energized to see their equity* invested in high-return efforts like this one.

33 *Years of Dividend Increases*

WHAT THIS NUMBER CAN TELL YOU The idea is simple: a dividend is the portion of a company's profit that is paid to shareholders; in order to pay these dividends, a company has to make money; to consistently raise dividends, that company must grow earnings. AmSouth's ability to grow earnings has enabled it to raise dividends for 33 consecutive years—an elite track record that puts us in the top 1 percent of all publicly traded companies.

AmSouth shareholders are consistently benefiting from our growth, receiving, in effect, a "raise" every year for more than three decades.

WHAT THIS NUMBER CAN'T TELL YOU If you're a shareholder, you may know Helen Johnson and Pat Kelsey. They have facilitated the transfer of AmSouth stock from generation to generation, often seeing it treated as a kind of "family heirloom."

They've both witnessed our extraordinary record of dividends, serving shareholders with excellence as they respond personally to their questions ranging from how to transfer stock into another name to providing stock certificates for family Christmas gifts.



LEFT TO RIGHT: Pat Kelsey, Nashville, TN; Helen Johnson, Birmingham, AL


HELLO
We're AMSOUTH

Michelle Urick, Sarasota, FL

41 New Branches

WHAT THIS NUMBER CAN TELL YOU AmSouth has opened nearly 100 branches in the last five years. We intend to continue investing capital to open at least 30 new branches every year. That's because the branch network remains the most important distribution channel for our products and services, for growing loans and deposits and, most of all, for growing new relationships.

WHAT THIS NUMBER CAN'T TELL YOU Our grand openings are community celebrations. The process is a finely disciplined one that takes us from drawing board to opening in an efficient 13 months. We begin hiring and training our new employees 60 days before the doors are opened for the first time—two months before those new employees even have a place to sit.

Our friendly Hello Patrols canvass the neighborhood, committing Random Acts of Hospitality like distributing local restaurant gift certificates or helping people carry groceries to their cars. It's a true community event that is the foundation for relationships.

In fact, it's not uncommon for a passerby to stop out of curiosity and leave with a checking account, CD, and a meeting scheduled with a Wealth Management representative. During 2003, visitors to our grand openings doubled and new account openings at the events grew by more than 300 percent. Grand openings have even become a powerful source of recruiting, as intrigued applicants are drawn to us from their glimpse of the "AmSouth way."

33% Total Return

WHAT THIS NUMBER CAN TELL YOU The total return is the rate of return on an investment that takes into consideration both dividends and changes in the stock price. More specifically, a total return of 33 percent compared to 29 percent for the broader markets tells you this: that our shareholders had a good year.

In fact, we have outperformed the S&P 500 during just about any period you might consider. Why? Because our leadership is committed to actions that enhance shareholder value, and our people continually raise the bar on their performance and achieve their goals, year after year after year.

WHAT THIS NUMBER CAN'T TELL YOU When you see our measure of 33 percent total return for 2003, it reflects the efforts of more than 650 branch managers like David Forshee, who joined AmSouth last year.

Or consider Tommy Tynes, Financial Manager for Consumer Banking who joined AmSouth 10 years ago. Since then, AmSouth achieved a total return of 293 percent—thanks, in part, to his commitment to sound financial decisions. Then there's Pat Doss, CD/IRA Operations Officer, who joined AmSouth in 1983, a year in which a $10,000 investment would be worth over $200,000 today. Dianne Gentry is part of our "OneCall" branch support team. Her contributions over 30 years of service helped produce a 6,500 percent total return—more than double the return of the S&P 500 over that period. And since 1971, when leader of the South Alabama/South Louisiana Banking area Bill Seifert joined AmSouth, an initial $10,000 investment has grown to be worth over $650,000.

That's the power of a return over time. That's the power of AmSouth people.







TOP LEFT: Bill Seifert, Mobile, AL TOP RIGHT: Pat Doss, Birmingham, AL MIDDLE LEFT: David Forshee, Nashville, TN BOTTOM LEFT: Tommy Tynes, Birmingham, AL BOTTOM RIGHT: Dianne Gentry, Birmingham, AL





TOP: Donna Simpson, Cookeville, TN BOTTOM: Melanie Kendrick, Birmingham, AL

4.7 *Service Quality Rating*

WHAT THIS NUMBER CAN TELL YOU Our service quality rating is one indication of how efficient AmSouth is at delivering service. We're connecting with our customers frequently—often identifying new opportunities to deliver value in the process.

WHAT THIS NUMBER CAN'T TELL YOU What do we measure? You name it. We measure the number of times the phone rings in the Call Center. Whether monthly statements were mailed on time. How many customer service needs are met with just one phone call (over 90 percent of them are). In fact, we measure hundreds of internal processes for their service quality.

Today, our service quality rating is 4.7 (on a scale of 5.0) and our service levels are among the top quartile of our competitors. We know this because monthly, more than 6,000 customers who recently visited one of our branches are contacted to measure the service they received. For many organizations, it's an enviable track record. At AmSouth, we see it as a challenge to do better. Our goal is an ambitious 4.9. Visit any of our branches and experience our high-quality service.











The business of AmSouth is a business of transactions; billions of moments of connections that occur one at a time. Even when they're facilitated by technology, these connections are always about people. AmSouth invites you to take a look behind the data for a peek at the people who are behind the customer connections every day.

I AM 1 OF MORE THAN 500

Today, we have more than 500 employees with more than 30 years of service to AmSouth. Having dedicated, long-term employees is a definite advantage to a relationship business.

John Kettig, Birmingham, AL

I AM 120,000,000

With every CheckCard transaction we reduce paperwork, increase efficiency, and process enormous amounts of data. Now instead of focusing on 120,000,000 paper transactions our employees can focus on what they do best, identify needs and exceed their customers' expectations.

Regina Waits, Birmingham, AL

WE ARE 5,000

Our Commercial customers consider our Internet banking solution, iTreasury, to be the best available. 5,000 customers were loyal users of the service in 2003.

Melanie Hodge and Megan Peters, Birmingham, AL











WE ARE $5 BILLION

2003 was a record year for home equity lending, with more than $5 billion in originations. Home equity loan growth is one of the key initiatives supporting our strategy to sustain growth in Consumer Banking.

Cathy Brush and Kathy Carl, Destin, FL

I AM 2.3 MILLION

We're one of the top banks in the country for managing timberland, farmland, and mineral properties with 2.3 million acres under management. That represents a unique opportunity to help our customers diversify their investments.

Mike Smith, Birmingham, AL

I AM 24/7/365

In addition to visiting one of our branches, our customers can contact us any time they wish through our Call Center, or our website, amsouth.com. And they have—well over 100 million times last year, whether seeking a live customer service representative on Christmas Day, or simply making a balance transfer in the middle of the night. We're always here. Always.

Ronnie Scott, Birmingham, AL



















WE ARE 25,000

We made more than 25,000 commercial sales calls in 2003. Of those, 7,500 were to new prospects, and generated nearly 500 new commercial customer relationships.

Mike Phebus, Claire Baker and Russ Ford, Mobile, AL

I AM 25,000+

In 2003, our employees donated more than 25,000 hours of community service and assisted more than 2,250 community organizations.

Belinda Speigner-Lyons, Birmingham, AL

I AM $4 BILLION

2003 was a good year for real estate closings. We saw a record increase in project starts by developers who took advantage of low rates, and closed approximately $4 billion of new commercial real estate transactions.

David Kern, Clearwater, FL

I AM 55,000

To make sure our Wealth Management customers' financial needs are continually met, AmSouth trust officers and relationship managers completed over 55,000 face-to-face visits with their customers and prospects in 2003.

Lynn Shaw, Tuscaloosa, AL

WE ARE 30 MINUTES

By automating back-office processes such as credit evaluation, we've compressed the consumer loan response time to just 30 minutes. Whether in a branch, by phone or via the Internet, this service has been enormously popular, increasing both loan closings and service quality.

David Hargis, Dorothy Yellock and Tyrone Mobley, Birmingham, AL

WE ARE 120,000

Business RelationshiPlus is our core product offering for our small business customers. It's a multifaceted service that includes checking, lines of credit, money markets and more. Small business owners have embraced this opportunity with enthusiasm and by the end of 2003, 120,000 Business RelationshiPlus accounts were utilized by our customers.

Will Watson and Hank Paben, Jackson, MS









Even in a culture of widespread drive and excellence, there are employees who push the standards ever higher to achieve levels of peerless excellence. AmSouth recognizes those employees with our most honorable distinction. We call it the Chairman's Performance Award.

We are pleased to present this year's winners. Spend a few minutes getting to know them, for these are the faces behind our culture, our service…and, of course, our numbers.



BART LEADER, *Hammond, Louisiana*
In just two short years, Business Banker Bart Leader led the relatively small Hammond Business Banking Market to 1st Place out of 55 AmSouth cities...all while assuming the additional job responsibilities of both a departing Commercial Lender and a Business Banker.



JANE CAREY, *Clinton, Tennessee*
Branch Manager Jane Carey proves you don't have to be in a big place to do big things. Jane mentored her branch team into AmSouth's #2 branch in 2002, in a market of only 9,500 people. She also has developed a daily goal-setting worksheet that has become a best practice for the area.



TERESA A. VICK, *Birmingham, Alabama*
While her total deposit growth in a short two-year period is impressive, Branch Manager Teresa Vick's relationships with her business partners is peerless. Her Business Banking partner says, "Teresa has referred more new business than any other branch manager in my tenure as a Business Banker."











STUART BRIDGES, MACK DUFFEY, MATT ELLISON, MARK KEITH; *Montgomery and Birmingham, Alabama*
During a customer visit Mark Keith, Personal Trust Specialist, learned that his client had significant assets outside of AmSouth. Mark and Financial Planner Matt Ellison proposed a complete financial plan to the customer, which included options to reduce estate taxes and increase gifting with 529 College Tuition Plans for the grandchildren. Stuart Bridges and Mack Duffey, two Financial Consultants with AIS, also presented an insurance proposal that was approved. The customers enthusiastically moved their investments to AmSouth and also saved a substantial amount in estate taxes.





BETH VAUGHN & BILL BERRELL, *Memphis and Nashville, Tennessee*

Beth Vaughn, Commercial Middle Market Relationship Manager, learned through a meeting with a charitable organization that it was contemplating a bond issue to build a nursing home and was having difficulty working it out with their bank. Enter Bill Berrell, Healthcare Banking Relationship Manager in Nashville, who quickly began the underwriting for the new nursing home, by working through the holiday season under an aggressive deadline. These efforts have built a productive and growing relationship with the charity.









JEANINE HVOZDOVICH, DAVID MITCHELL, WILLIAM BROOKS, GEORGE LINARDOS; *Clearwater and St. Petersburg, Florida*

Jeanine Hvozdovich, Treasury Management Sales Relationship Manager, and David Mitchell, Commercial Banking Team Leader, learned that one of their customers was considering selling a company. Mitchell realized that significant gain on the sale could be limited by an interest rate swap, which had a substantial penalty for prepayment in the present rate environment. With advice from partners in Wealth Management, Mitchell advised against paying off the credit. Consulting William Brooks, Private Client Services Relationship Manager, and George Linardos, Senior Portfolio Manager, they applied unique solutions to save the client from major expenses. They also maintained a relationship that included significant loan increases and new investment accounts.







SARA FERNANDEZ, *New Orleans, Louisiana*
Sara Fernandez, Mortgage Loan Originator, was ranked third company-wide for loan closings. She also ranked number one for selling equity lines and brought in 122 new households to the bank. No wonder she has been a Chairman's Club winner every year since she joined AmSouth in 2000.

DOTTIE McKEAN, *Mobile, Alabama*
Dottie McKean is considered a role model in the world of Business Banking and is frequently called upon by her peers as an advisor and mentor. She manages the largest Business Banking portfolio in her area and readily assists our other lines of business with a steady stream of internal referrals.

MANNY AGUILAR, *Tampa Bay, Florida*
Manny Aguilar, Business Banker, delivers results. He grew deposit balances, loan balances and generated fee income while referring to other lines of business within the company. Manny is an outstanding ambassador for AmSouth Bank through his involvement in many Small Business related groups across the markets he covers for the bank.











CHARLENE MARTIN, ROBBIE WIGHTMAN, STEVE ANDRE, WILLIS MASHBURN; *Crossville, Tennessee*
A customer at Teller Charlene Martin's window inquired about CD rates. Rather than merely quote rates, Charlene contacted Branch Manager Robbie Wightman to help evaluate the customer's needs. They discovered the customer had significant funds to invest.
So Robbie involved Steve Andre, AIS Financial Consultant, and Willis Mashburn, Relationship Manager, Private Client Services. The customer enthusiastically invested with AmSouth...and also arranged for his son, who had a large sum of money from the sale of the family business, to meet with the bank for a possible trust relationship. All of this occurred as a result of one simple interaction at a teller's window...and a responsive team eager to find opportunity.







MAIDA BLANCO, *Tampa, Florida*
Branch Manager Maida Blanco is an inspiration. She led her branch to impressive deposit and loan growth. She won a trip to the Super Bowl by generating top CheckCard sales and won our *Checking Marks the Spot* sales campaign. Her selfless service extends to area migrant workers and underprivileged families in her community.

DEEDEE RALEY & RUSS FORD, *Mobile, Alabama*
When DeeDee Raley, Private Client Services Representative, met with a prospect who had invested with a brokerage firm and was dissatisfied, she sensed a win for both AmSouth and the customer. Partnering with Commercial Banking Relationship Manager Russ Ford, they deeply impressed this potential customer with their tireless service. The result? AmSouth gained significant investment management business and increased commercial loans and deposits...and also gained a loyal customer.











DON SINCLAIR, SCOTT BANE, BRIAN HESLOP, CINDY MEFFORD, RICK SHERMAN; *Birmingham, Montgomery, Alabama and Nashville, Tennessee*
Brian Heslop contacted a hospital with expansion plans that banked with a competitor and showed little interest in changing. Working with Rick Sherman, Commercial Relationship Manager in Central Alabama, they landed a meeting with the company's new CFO. The AmSouth team—Brian, Cindy Mefford, his Treasury Management partner, and Don Sinclair, Credit Officer—worked to prove that AmSouth sought not only to meet the hospital's credit needs but also to offer broad-based solutions to meet all of the company's financial needs. Later, Scott Bane, Loan Syndication Specialist, was added to the team to help in the syndication of the credit facility. When AmSouth finally submitted a financing proposal to the hospital's board, they were so impressed with AmSouth's responsiveness, professionalism, and understanding of their needs that they accepted the proposal. The result was a multimillion dollar syndicated credit facility and many more services sold to the customer.



ROBERT NEWMAN, *Nashville, Tennessee*
Robert Newman, Personal Trust Specialist, focuses on getting the first generation into estate plans and wills to preserve their assets and their children's future, while at the same time gaining the confidence of the younger generation. Through the first half of 2003, he far surpassed his annual goal, ranking him first in the company.



NANCY BEENE, *Chattanooga, Tennessee*
Nancy Beene, Branch Manager of the Dallas Bay Branch in Chattanooga, has a goal: to "max out" each category on her scorecard every quarter. With goals like that, it won't surprise you that Nancy has been the number one branch manager in the entire company for the last three years.



SHANE BLYTHE, *Shreveport, Louisiana*
When management of a retirement community moved business to AmSouth, they were so impressed with Shane Blythe's commitment that they allowed him to offer AmSouth at Work products and services to their employees. Shane also serves by setting up shop onsite and providing free services to directly meet the needs of the entire retirement community.





SANDY CHAMBERS & ROBYN THOMAS, *Chattanooga, Tennessee*
During the first three quarters of 2003, Sandy Chambers, Trust Specialist, and Robyn Thomas, Relationship Manager in Private Client Services, have worked together to bring 27 new relationships to Wealth Management. Their teamwork has earned them a designation as estate planning experts in the region—together selling eight future fee services related to wills or irrevocable trusts.



CHESTER A. "BUBBA" HOLLOWAY,
Jackson, Mississippi
Every morning, Bubba Holloway, Private Client Services Relationship Manager, comes into the office with a plan for the day. His focus pays off. Bubba finished as one of the top AmSouth Private Client Services Relationship Managers, as did his division.



HONEY WHEELER, *Destin, Florida*
Honey Wheeler, Business Banker in Destin, knows how to create opportunity. She developed a package of products and services to meet the needs of homeowners' associations for Florida's condominium boom. She then developed programs to meet the loan needs of the associations and cross-sell consumer products to unit owners.



OWEN RAY, *Knoxville, Tennessee*
Owen has shown a drive and dedication to being the best in Business Banking. In 2002, he achieved the Chairman's Club—substantially exceeding his scorecard goals throughout the year. Owen also shares his leadership skills as a Troop Commander in the Army National Guard.



TINA CHISOLM, *Huntsville, Alabama*
Hired in 1999, Tina Chisolm is a Teller Excellence Award winner who shows excellence whether she is balancing her drawer perfectly every day, spotting a counterfeit $20, or making referrals for other services—as often as twice a day.









CLINT DROKE, BRUCE WATKINS, ELLEN WHITAKER, DAN DUBOIS; *Corinth, Mississippi and Nashville, Tennessee*
Clint Droke, City President in Corinth, Mississippi, doggedly pursued a significant account. Persistence paid off. The owners of the company opened a money market account with AmSouth. When the company wanted financing to boost one of its major brands, Clint called in Bruce Watkins, Relationship Manager in Nashville. Bruce explained that AmSouth's preference would be to meet more of the company's needs. The customer agreed. In addition, 13 employees took advantage of AmSouth at Work products and services. Clint then contacted AmSouth Wealth Management. Ellen Whitaker, AIS Financial Consultant in Corinth, and Dan DuBois, Financial Planner in Nashville, found opportunities to meet the owners' complete financial planning needs.

AMSOUTH BANCORPORATION AND SUBSIDIARIES
Financial Highlights

(Dollars in thousands except per share data)	2003
EARNINGS SUMMARY	
Net interest income	$ 1,414,635
Provision for loan losses	173,700
Net interest income after provision for loan losses	1,240,935
Noninterest revenues	855,778
Noninterest expenses	1,205,577
Income before income taxes	891,136
Income taxes	265,015
Net income	$ 626,121
Earnings per common share	$ 1.79
Diluted earnings per common share	1.77
Return on average assets	1.47%
Return on average equity	20.08
Operating efficiency	52.08
BALANCE SHEET SUMMARY	
At year-end	
Loans net of unearned income	$ 29,339,364
Assets	45,615,516
Deposits	30,440,353
Shareholders' equity	3,229,669
Average balances	
Loans net of unearned income	28,511,159
Assets	42,730,516
Deposits	28,582,616
Shareholders' equity	3,117,362
SELECTED RATIOS	
Average equity to average assets	7.30%
Allowance for loan losses to loans net of unearned income	1.31
COMMON STOCK DATA	
Cash dividends declared	$ 0.93
Book value	9.18
Tangible book value	8.32
Market value at year-end	24.50
Market price range:	
High	24.62
Low	19.05
Total trading volume [1][2]	251,403
Dividend yield at year-end	3.92%
Dividend payout ratio	51.96
Shareholders of record at year-end [2]	27,250
Average shares outstanding [1]	350,237
Average diluted shares outstanding [1]	354,308

[1] In thousands

[2] Amounts prior to 1999 have not been restated to reflect significant business combinations

2002	2001	2000	1999	1998
$ 1,472,640	$ 1,366,722	$ 1,361,198	$ 1,507,944	$ 1,444,284
213,550	187,100	227,600	165,626	99,067
1,259,090	1,179,622	1,133,598	1,342,318	1,345,217
739,361	748,222	669,494	847,560	799,854
1,126,622	1,157,232	1,348,530	1,648,507	1,406,272
871,829	770,612	454,562	541,371	738,799
262,682	234,266	125,435	200,903	264,725
$ 609,147	$ 536,346	$ 329,127	$ 340,468	$ 474,074
$ 1.70	$ 1.46	$ 0.86	$ 0.87	$ 1.22
1.68	1.45	0.86	0.86	1.20
1.58%	1.40%	0.79%	0.81%	1.22%
20.10	18.56	11.57	10.69	15.33
49.78	53.12	64.42	69.24	61.97
$ 27,350,918	$ 25,124,493	$ 24,616,435	$ 26,266,759	$ 24,445,296
40,571,272	38,600,414	38,935,978	43,415,351	40,639,522
27,315,624	26,167,017	26,623,304	27,912,443	28,533,760
3,115,997	2,955,099	2,813,407	2,959,205	3,207,424
25,921,769	24,763,798	25,879,910	25,471,295	24,027,839
38,564,568	38,238,393	41,860,171	41,817,240	38,842,481
25,943,534	25,916,181	27,323,133	27,718,029	27,150,710
3,030,901	2,889,248	2,844,987	3,185,084	3,091,737
7.86%	7.56%	6.80%	7.62%	7.96%
1.40	1.45	1.55	1.35	1.51
$ 0.89	$ 0.85	$ 0.81	$ 0.71	$ 0.57
8.82	8.14	7.53	7.56	8.12
7.96	7.29	6.61	6.48	6.94
19.20	18.90	15.25	19.31	30.42
23.00	20.15	19.88	33.92	30.42
18.21	15.13	11.88	18.94	21.42
254,700	178,939	236,154	195,110	80,164
4.79%	4.66%	5.51%	4.14%	2.19%
52.35	58.22	94.19	81.61	46.72
33,689	34,798	35,746	27,103	17,888
358,176	367,404	382,031	391,136	389,595
362,329	370,948	384,677	396,515	396,491

2003 FINANCIAL INFORMATION

OVERVIEW

This section of the annual report provides a narrative discussion and analysis of AmSouth Bancorporation's (AmSouth's or the Company's) financial condition and results of operations for the previous three years, although some tables may cover more than three years to comply with Securities and Exchange Commission disclosure requirements or to illustrate trends over a longer period of time. Management's Discussion and Analysis discusses the key factors that drive AmSouth's performance as well as the associated risks to future profitability and liquidity. All tables, graphs and financial statements included in this report should be considered an integral part of this analysis. Management's Discussion and Analysis is divided into four main sections: "Executive Summary," "Detailed Earnings Analysis," "Balance Sheet Analysis," and "Risk Management."

The "Executive Summary" provides an overview of AmSouth's businesses, its business strategy, key performance metrics tracked by AmSouth, an overview of the economy, a summary of results for 2003 and 2002, an earnings outlook for 2004, and a summary of critical accounting estimates used by management in the preparation of the financial statements.

The "Detailed Earnings Analysis" presents a discussion of the main components of the income statement. Sources of revenue and expense items are defined and trends in each area are discussed in detail. The "Balance Sheet Analysis" covers the main components of the balance sheet. It discusses the different categories and related trends in loans, investments and other earning assets as well as deposits, other funding sources and shareholders' equity. The "Risk Management" section of Management's Discussion and Analysis defines the main areas of risk encountered by AmSouth, how we manage those risks and relevant trends in each area.

Management's Discussion and Analysis contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding forward-looking statements, see the section titled "Forward-Looking Statements" in Management's Discussion and Analysis.

EXECUTIVE SUMMARY

Business Overview

AmSouth is a regional bank holding company headquartered in Birmingham, Alabama, with approximately $46 billion in assets, more than 650 branch banking offices and over 1,200 automated teller machines (ATMs). AmSouth operates in Tennessee, Alabama, Florida, Mississippi, Louisiana, and Georgia. AmSouth is a leader among regional banks in the Southeast in several key businesses, such as Consumer and Small Business Banking, Commercial Banking and Wealth Management. Consumer Banking delivers a full range of financial services to individuals and small businesses through the retail branch and ATM networks, and the Internet. Services include loan and deposit products designed to meet the personal financial needs of both consumers and small businesses. Commercial Banking provides corporate lending, leasing, international, capital markets, and corporate cash management services to large and middle-market corporate customers. Wealth Management provides financial and estate planning, investment management services for both institutional and individual clients, trust services, annuity and mutual fund product distribution through the branches, and discount brokerage services. It produces both net interest income from clients' loan and deposit balances as well as fee-based income associated with trust, private client services, consumer investment services, and AmSouth Mutual Funds. AmSouth also offers a complete line of banking products and services at its website, www.amsouth.com.

Business Mix

AmSouth's diversified business mix produces net interest income and noninterest revenues traditionally associated with banks. Net interest income (NII) represents AmSouth's principal source of income and includes the amount of revenue generated by interest-earning assets, such as loans and investment securities, less the interest cost of funding those assets from sources such as customer deposits and borrowed funds. Another cost associated with AmSouth's lending activities is the loan loss provision, which recognizes the cost of uncollectible loans. Noninterest revenues (NIR) represent fees and income derived from sources other than interest-earning assets and include service charges on deposit accounts, trust and investment services, and interchange fees from use of automated teller machines and debit cards. AmSouth also incurs noninterest expenses (NIE), which represent costs of doing business, such as those incurred for personnel, occupancy and equipment.

Business Strategy

AmSouth's ultimate goal is to manage our business to produce sustained, quality earnings growth over time. AmSouth's strategy for achieving this goal focuses on internally generated earnings growth, primarily driven by seven strategic initiatives. The seven initiatives represent the businesses that AmSouth believes can generate the strongest earnings growth and returns for shareholders without creating undue concentrations of risk, and reflect the primary areas where resources are invested. The initiatives for the three-year strategic planning cycle that concluded at the end of 2003 include:

- Grow Consumer Banking;
- Double Business Banking;
- Grow Commercial Banking with improved credit quality;
- Double Wealth Management;
- Maximize opportunities in Florida;
- Increase sales productivity and improve service quality; and
- Leverage the Internet across the Company.

While these strategic initiatives are impacted to varying degrees by the performance of the financial markets and other external factors such as economic growth rates and the level of interest rates, we believe that our business mix and strategy positions us for sustained earnings growth throughout the economic cycle.

Key Performance Measures

In order to measure its overall performance, AmSouth monitors several key metrics that are common for banks.

Profitability Measures

- ***Earnings Per Share*** represents the net income earned for each share of stock outstanding.
- ***Return on Equity*** (ROE) measures the profit earned by the Company through investing shareholders' equity. It is computed by dividing net income by average shareholders' equity for the period being measured.
- ***Return on Assets*** (ROA) measures how efficiently a company utilizes its assets to generate net income. It is computed by dividing net income by average total assets.
- The ***Efficiency Ratio*** measures productivity in banking and represents the amount of expense utilized to generate a dollar of revenue. The efficiency ratio is calculated by dividing total NIE by the sum of (i) net interest income, on a taxable equivalent basis, and (ii) total NIR.
- The ***Net Interest Margin*** (NIM) measures how effectively the bank utilizes its interest-earning assets in relationship to the interest cost of funding them. It is computed by dividing net interest income, on a fully taxable equivalent basis, by average earning assets for the period being measured.

Credit Quality Measures

- The ***Net Charge-off Ratio*** measures the level of charge-offs or net loan losses for the year, relative to the level of average loans. A lower charge-off ratio is better because it signifies that the absolute value of charge-offs is low relative to total loans.
- The ***Nonperforming Assets Ratio*** measures the level of nonaccrual loans, foreclosed properties and repossessed assets relative to total loans, foreclosed properties and repossessed assets. A lower ratio is better as that indicates that nonperforming assets are low relative to total loans and related assets.
- The ***Allowance for Loan Losses Ratio*** represents the reserve for loan losses inherent in the loan portfolio expressed as a percentage of total net loans at the end of the period. It measures the level of the allowance relative to total loans outstanding.
- The ratio of the ***Allowance for Loan Losses to Nonperforming Loans*** measures the extent to which the allowance for loan losses covers nonperforming loans. The higher the ratio, the greater the coverage of nonperforming loans by the allowance.

Economic Overview

The primary challenge faced by banks during 2003 was the interest rate environment, which saw interest rates hit historic lows. Low interest rates resulted in extremely high levels of prepayments of both loans and investment securities as borrowers refinanced debt at lower rates. Proceeds from these prepayments had to be reinvested into loans and investments at the prevailing lower interest rates resulting in lower yields on interest-earning assets. While rates paid on funding sources such as deposits and other debt were also lower, the decline was not sufficient to offset the decline in yields on interest-earning assets. This resulted in narrower interest spreads earned and net interest margin compression, causing NII to decline. In addition, the strong volume of prepayment activity made loan growth a challenge in 2003. Low interest rates also negatively impacted other businesses such as annuity sales.

The low interest rate environment did benefit AmSouth's mortgage and commercial real estate businesses as individuals purchased new homes or refinanced existing ones, and developers took advantage of low rates to finance construction projects.

While economic growth generally improved in 2003 compared to 2002, commercial and small business customers were reluctant to borrow money for new projects or expansion, and many who did, issued debt in the capital markets to take advantage of low rates. Market based revenues have also been slow to recover due to investors' reluctance to invest in equity and fixed-income markets. In contrast, these conditions created a favorable environment for continued solid deposit growth. In Consumer Banking, customer activity and loan demand were strong throughout 2003.

2003 Summary Results

For AmSouth, 2003 was a year of solid performance that produced growth in loans and deposits, higher noninterest revenues and lower credit costs due to continuing improvement in credit quality. Net income reached a record $626 million in 2003 producing diluted earnings per share of $1.77, a 5.4 percent increase over 2002 diluted earnings per share of $1.68. ROE for 2003 was 20 percent, ROA was 1.47 percent and the efficiency ratio rose to 52 percent.

Key drivers of earnings growth in 2003 included higher noninterest revenues from service charges, other noninterest revenues including mortgage income and gains from the sale of securities, and a lower loan loss provision reflecting improving credit quality trends and a shift in the loan portfolio to include more loans, such as residential mortgages, that have inherently lower risk.

However, we also faced several key challenges, primarily related to NII growth. Historically low interest rates negatively impacted the NIM and NII, and weak loan demand in commercial and small business lending limited loan growth. In addition, the slow recovery of market-based fees from trust and consumer investment services limited noninterest revenue growth.

Low interest rates caused rapid prepayments of loans and investment securities and created lower reinvestment rates for new loans and investments. Spreads between yields on earning assets and rates paid on funding sources narrowed; as a result, the net interest margin declined from 4.37 percent in 2002 to 3.78 percent for 2003, and NII declined from $1.47 billion in 2002 to $1.42 billion in 2003.

Noninterest expenses were higher in 2003. Contributing to expense growth in 2003 were investments in growth initiatives by AmSouth including the opening of 41 new branches, the addition of more than 400 revenue-producing personnel and the completion of a new operations center that substantially modernized AmSouth's back-office operations and positions us for future growth.

2002 Summary Results

Net income in 2002 reached $609 million or $1.68 per diluted share. That represented 15.9 percent earnings per share growth compared to 2001. Return on equity in 2002 was 20 percent, return on assets was 1.58 percent and the efficiency ratio reached a record low, 49.8 percent. The increased earnings in 2002 compared to 2001 were the result of higher net interest income and lower noninterest expenses, partially offset by an increase in the provision for loan losses and lower noninterest revenues. The increase in net interest income reflected the success of aggressive marketing campaigns during 2002 that helped AmSouth grow low-cost deposits and fund a greater percentage of its earning assets with lower-cost funding sources. Earning asset growth also contributed to growth in net interest income. AmSouth's ability to control operating expenses in 2002 to offset the impact of a weak economy was another key driver of earnings

SUMMARY HIGHLIGHTS

(Dollars in millions)	2003	2002	2001
Summary Income Statement:			
Net interest income	$ 1,415	$ 1,473	$ 1,367
Loan loss provision	(174)	(213)	(187)
Noninterest income	856	739	748
Noninterest expenses	(1,206)	(1,127)	(1,157)
Income before income taxes	891	872	771
Net income	$ 626	$ 609	$ 536
Diluted earnings per share	$ 1.77	$ 1.68	$ 1.45
Summary Balance Sheet:			
(Averages)			
Loans	$ 28,511	$ 25,922	$ 24,764
Earning assets	38,598	34,842	34,765
Deposits	28,583	25,944	25,916
Shareholders' equity	3,117	3,031	2,889
Average equity to assets	7.30%	7.86%	7.56%
Performance Ratios:			
Return on equity	20.1%	20.1%	18.6%
Return on assets	1.47	1.58	1.40
Efficiency ratio	52.1	49.8	53.1
Net interest margin	3.78	4.37	4.11
Credit Quality Ratios:			
Net loans charged off to average net loans	0.60%	0.75%	0.82%
Nonperforming assets to loans, foreclosed properties and repossessions	0.50	0.72	0.76
Allowance at end of period to net loans	1.31	1.40	1.45
Allowance at end of period to nonperforming loans	349	240	228

growth during the year. Earnings growth was somewhat offset by higher levels of loan loss provision, reflecting the weak economy and loan growth, and lower noninterest revenues as trust and consumer investment services income were negatively impacted by depressed equity markets during 2002.

Earnings Outlook

AmSouth expects diluted earnings per share for 2004 to be in a range of $1.87 to $1.92, reflecting a growth rate between six and nine percent over 2003 earnings of $1.77. Our forecast is based on an expectation of:

- Higher net interest income reflecting a more stable net interest margin, improved balance sheet growth from sustained loan demand and core funding growth, and declining prepayment activity and related premium amortization in the investment portfolio;
- Continued improvement in credit quality;
- Growth in noninterest revenues such as service charges, trust and investment services income, with total noninterest revenues growing by six to nine percent;
- Moderate noninterest expense growth is expected in a range of four to seven percent, reflecting continued investments in new branches and additional revenue-producing personnel.


DILUTED EARNINGS PER SHARE
$0.86
$0.86
$1.45
$1.68
$1.77
99
00
01
02
03
RETURN ON EQUITY
10.7%
11.6%
18.6%
20.1%
20.1%
99
00
01
02
03
RETURN ON ASSETS
0.81%
0.79%
1.40%
1.58%
1.47%
99
00
01
02
03

Key earnings drivers for AmSouth will continue to be the successful execution of seven strategic initiatives, approved by the Board of Directors in October 2003, for the Company's 2004-2006 strategic plan. The new strategic initiatives are similar to the initiatives AmSouth has emphasized since 2000. They include:

- Sustain growth in Consumer Banking;
- Continue aggressive growth in Business Banking;
- Grow Commercial Banking with improved credit quality;
- Double the pre-tax contribution from Wealth Management;
- Double Florida's pre-tax contribution;
- Enhance sales productivity, service quality and customer retention; and
- Leverage technology across all lines of business, with an emphasis on Internet services.

This forecast is based on the anticipation of an improving economy, a stable interest rate environment and no improvement in equity markets. It also assumes that consumer loan demand remains stable and that demand for commercial and small business loans improves. See the discussion of "Forward-Looking Statements" on page 75.

Critical Accounting Estimates

The preparation of AmSouth's financial statements requires management to make subjective and sometimes complex judgements associated with estimates that have an inherently uncertain impact. These estimates are not only important, but also necessary to ensure compliance with generally accepted accounting principles. In management's opinion, some areas of financial disclosure involve estimates that are more significant than others in terms of their importance to AmSouth's results. These areas include:

- The allowance for loan losses,
- Pension accounting, and
- Hedge accounting.

These areas include estimates that are considered critical due to either the subjectivity involved in the estimate and/or the potential impact that changes in the estimates can have on the reported financial results.

Allowance for Loan Losses – Determining the appropriate level of the allowance for loan losses is one of the most critical and complex accounting estimates. Accounting guidance requires AmSouth to make a number of estimates related to the level of credit losses inherent in the portfolio at year-end. A full discussion of these estimates can be found within the "Risk Management" section of this report concerning credit risk management process and loan quality.

Different assumptions concerning probable inherent credit losses could materially impact AmSouth's financial position and results of operations. For example, a 10 percent change in management's estimate of probable inherent losses in the portfolio could have resulted in a change of approximately $38 million in the allowance for loan losses and the provision for loan losses.

Pension Accounting – Pension accounting is another area where the accounting guidance requires management to make various assumptions in order to appropriately value any pension asset or liability. These assumptions include the expected long-term rate of return on plan assets, rate of compensation increase (i.e., the expected weighted-average annual increase in compensation for participants until their expected retirement dates) and discount rate. Changes in these assumptions could impact earnings. For example, a lower expected long-term rate of return on plan assets could negatively impact earnings as would a lower estimated discount rate or a higher rate of compensation increase. In determining the appropriate long-term rate of return on plan assets, AmSouth begins by reviewing historic returns earned on its plan, then reviews the current asset allocation of the plan and the current capital market assumption of each asset class. To determine the appropriate discount rate to use, AmSouth sets the discount based on Moody's Annualized AA Corporate Bond yields. AmSouth reviews long-term inflation rates and estimates long-term merit increases to determine what rate of compensation increase to utilize.

In 2003, AmSouth lowered the plan assumptions used in its pension calculation. The discount rate was reduced 65 basis points to 6.00 percent to reflect the lower interest rate environment. AmSouth also lowered the rate of compensation increase used to determine its pension liability to 3.75 percent for 2003 from 4.40 percent used in 2002. This decrease is consistent with the decline in the long-term inflation rates and reflects management's expectations for long-term merit increases. While AmSouth utilized an assumed return on plan assets of 8.75 percent to calculate pension expense in 2003, it lowered the assumed return on plan assets assumption for 2004 to 8.50 percent. This lower assumption reflects the impact of a decline in the actual return on plan assets and expectations for lower returns in the future. To illustrate the sensitivity of earnings to changes in AmSouth's pension plan assumptions, a 25 basis point increase or decrease in the plan discount rate used by AmSouth would have resulted in a $1.4 million increase or a $3.2 million decrease, respectively, in 2003 pre-tax earnings. In addition, pre-tax earnings would have changed by approximately $1.8 million as a result of a 25 basis point increase or decrease in the rate of return on plan assets assumption, and by approximately $500 thousand associated with a 25 basis point increase or decrease in the assumption for the rate of increase in compensation.

Hedge Accounting – AmSouth uses various derivative financial instruments to assist it in managing interest rate risk. AmSouth accounts for these derivative instruments using the guidance of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended (Statement 133). During 2003 and 2002, AmSouth had both fair value hedges and cash flow hedges. For both fair value and cash flow hedges, certain assumptions and forecasts related to the impact of changes in interest rates on the fair value of the derivative and the item being hedged must be documented at the inception of the hedging relationship to demonstrate that the derivative instrument will be effective in hedging the designated risk. If these assumptions or forecasts do not accurately reflect subsequent changes in the fair value of the derivative instrument or the designated item being hedged, it could result in AmSouth having to discontinue the use of hedge accounting for that derivative instrument. Once hedge accounting is terminated, all subsequent changes in the fair market value of the derivative instrument will flow through the Statement of Earnings, possibly resulting in greater volatility in AmSouth's earnings. If AmSouth changed its assumptions such that the derivatives were no longer considered effective, and thus did not qualify as hedges, the impact in 2003 would have been to lower pre-tax earnings by approximately $75 million.

DETAILED EARNINGS ANALYSIS

Net Interest Income

Net interest income (NII) is the principal source of earnings for AmSouth and is defined as the amount of revenue generated by interest-earning assets less the interest cost of funding those assets. Interest-earning assets represent assets that generate interest income or yield-related fee income, such as loans and investment securities. The amount of NII earned is determined primarily by variations in the volume and mix of interest-earning assets and interest-bearing liabilities and changes in their related yields and interest rates paid. Other factors affecting the level of NII include the overall interest rate environment and the use of derivative instruments to manage interest rate risk. NII is one of the most important elements of AmSouth's ability to meet its overall performance goals and, in particular, yields and rates on loans and deposits have a significant impact on NII. To improve the comparability of results among periods and yields between different classes of interest-earning assets, the following discussion presents NII on a "fully taxable equivalent basis," which adjusts for the impact on NII of certain tax-exempt loans, leases and investment securities included in interest-earning assets. For example, NII earned on tax-exempt interest-earning assets is adjusted to reflect the equivalent level of NII that would have been earned on a pre-tax basis if the revenue had been taxed at AmSouth's statutory federal income tax rate.

2003 NII Analysis

NII declined $65 million in 2003 compared to 2002, reflecting a 59 basis point decline in the net interest margin (NIM) between years to 3.78 percent. The decrease was primarily attributable to historically low interest rates. The low interest rate environment during 2003 resulted in substantial prepayments of consumer loans and investment securities primarily associated with residential mortgages. As a result, loan growth was limited by prepayments, and proceeds from prepayments had to be reinvested into significantly lower yielding interest-earning assets. The high level of prepayments also resulted in substantially higher premium amortization on mortgage-backed securities and collateralized mortgage obligations in the investment portfolio, which also had the effect of reducing NII. The impact of lower reinvestment rates and higher premium amortization combined with competitive market conditions, which precluded AmSouth from passing on the full decrease in interest rates to customer deposits, resulted in tighter interest rate spreads between yields on interest-earning assets and rates paid on deposits and other funding sources. The result was net interest margin compression and lower NII in 2003 compared with 2002.

Partially offsetting the impact of the lower NIM was growth in interest-earning assets and deposits. Average interest-earning assets increased 10.8 percent to $38.6 billion and average deposits, a key source of low-cost funding, increased 10.2 percent to $28.6 billion.

Interest-Earning Assets – Interest-earning assets are primarily composed of loans and investment securities. Average loans grew $2.6 billion in 2003 compared to 2002 reflecting growth in total commercial loans, commercial real estate loans and, within consumer categories, growth in residential mortgage and home equity lending. For 2003, average loans made up 74 percent of total average earning assets, unchanged from the 2002 level. Efforts to increase sales calling activity and earn new customer relationships in Commercial Banking were key drivers of commercial loan growth. Small business lending, asset-based lending and AmSouth's commercial leasing operations contributed substantially to commercial loan growth during 2003. Low interest rates and an increase in new commercial real


NET YIELD ON INTEREST-EARNING ASSETS
$38.2
$38.4
$34.8
$34.8
$38.6
4.02%
3.71%
4.11%
4.37%
3.78%
99
00
01
02
03
Net Interest Margin
Interest-Earning Assets (in billions)

estate projects in AmSouth's markets combined with sustained calling activity were key drivers of growth in commercial real estate lending. The growth in residential mortgages reflects AmSouth's decision in 2002 to place greater sales emphasis on mortgage lending, management's decision to retain a greater proportion of residential mortgages on the balance sheet, and the favorable interest rate environment for mortgage lending during 2003. Growth in the home equity portfolio primarily reflects AmSouth's continuing sales emphasis on home equity lending. Demand for home equity products from customers remained strong in 2003 due to the flexibility and tax advantages for the borrower associated with the product. See further discussion of loans in the "Balance Sheet Analysis" section of this report.

Also contributing to earning asset growth was a $1.4 billion increase in average investment securities during 2003. The increase occurred primarily as a result of securities purchased from late second quarter through the end of the year after market rates recovered. The purchases were concentrated in shorter duration, mortgage-backed securities. Investment securities represented 25 percent of average earning assets in 2003, up from 24 percent in 2002, though still maintaining a consistent distribution among categories of earning assets. See additional discussion of the composition of the security growth within the "Balance Sheet Analysis – Securities" section of Management's Discussion and Analysis.


AVERAGE EARNING ASSET MIX
b. 25%
c. 1%
a. 74%
2003
a. Loans
b. Investment Securities
c. Other Interest-Earning Assets
b. 24%
c. 2%
a. 74%
2002
a. Loans
b. Investment Securities
c. Other Interest-Earning Assets

Funding Sources – Earning asset growth in 2003 was primarily funded by $2.6 billion of growth in average deposits in 2003 over 2002. Most deposit categories grew in 2003, but low-cost categories, which were $1.9 billion higher compared with 2002, represented the leading area of growth. Low-cost deposits include noninterest-bearing and interest-bearing checking, money market and savings deposits. The increase in low-cost deposits was primarily related to efforts associated with AmSouth's strategic initiatives, which place added sales emphasis on deposit growth including sales and advertising campaigns and incentive programs that encourage deposit growth. The growth in low-cost deposits was also enhanced by the current low interest rate environment and capital markets volatility which reduced the attractiveness of other investment alternatives.

Average time deposits grew $349 million, most of which was in time deposits of $100,000 or more. This increase reflected AmSouth's renewed emphasis in 2003 on certificates of deposit (CDs) as a core funding source for current and future loan growth. In addition, the growth in longer term CDs at 2003's relatively low cost has helped AmSouth maintain its desired interest rate risk position by locking in low-cost funding at current rates. The growth in time deposits with balances greater than $100,000 also reflected greater sales emphasis by the Commercial Banking group associated with the Commercial Banking initiative, including an increased focus on public funds deposits of local governments within AmSouth's markets. AmSouth's ongoing branch expansion also contributed to overall deposit growth.

AmSouth also took advantage of favorable rates during 2003 to increase its use of Federal funds and Federal Home Loan Bank (FHLB) borrowings. In addition, AmSouth Bank issued $500 million of subordinated, fixed-rate notes at 4.85 percent maturing April 1, 2013, and issued notes through its bank note program totaling $650 million to provide additional funding and to replace other maturing debt at a lower rate.

2002 NII Analysis

NII increased $93.2 million in 2002 compared with 2001. The increase was the result of a wider NIM and an increase in interest-earning assets. The NIM increased 26 basis points in 2002 to 4.37 percent and average interest-earning assets increased $76.9 million to $34.8 billion.

The wider NIM during 2002 was the result of a continued shift in the composition of both interest-earning assets and liabilities used as funding sources. On the balance sheet, higher yielding consumer loans replaced lower yielding commercial loans while lower cost transaction deposits replaced higher cost time deposits and wholesale, short-term borrowings. The improvement in NII and NIM also reflected an increase in interest revenues associated with retained interests on loans sold to third-party conduits. Due to the lower interest rate environment in 2002, interest earned by AmSouth from its retained interests on loans sold to third-party conduits increased by $28.6 million and resulted in approximately an 18 basis point improvement in NIM versus 2001. Average loans increased $1.2 billion in 2002 due to a $1.7 billion increase in consumer loans which included a $469 million increase in residential mortgage loans. Average commercial and commercial real estate loans declined in 2002 compared to 2001 primarily due to the continued exit of syndicated loans and accelerated commercial real estate loan prepayments resulting from the favorable interest rate environment. Average investment securities decreased modestly in 2002 reflecting the higher rate of prepayments of mortgage-backed securities. Among funding sources, average deposits increased by $27 million in 2002 compared to 2001. Lower cost transaction deposits increased $1.1 billion to $16.9 billion. Increases in transaction deposits were partially offset by a decrease in higher priced time deposits.

For a detailed analysis of NII, the NIM, changes in the balance sheet mix, and yields and rates see Tables 1, 2 and 3 in Management's Discussion and Analysis. Also see discussion entitled "Prepayment Risk" in the "Risk Management" section of Management's Discussion and Analysis.

Table 3 shows how the changes in yields, rates and average balances from the prior year affected NII. The section entitled "Balance Sheet Analysis" which begins on page 54 contains a more detailed discussion about changes in interest-earning assets and funding sources.

Provision for Loan Losses

The provision for loan losses is the charge to earnings necessary, in the judgement of management, to maintain the allowance for loan losses at an adequate level to absorb losses inherent in the loan portfolio.

2003 Provision Analysis

In 2003, AmSouth recorded a provision for loan losses totaling $173.7 million, compared to $213.6 million in 2002 and $187.1 million in 2001. The decrease in the provision in 2003 versus 2002 reflected improving credit quality trends during 2003 as evidenced by the lower level of loans charged off during the year and a decline in the ratio of net charge-offs to total loans from 0.75 percent in 2002 to 0.60 percent in 2003.

TABLE 1 - COMPOSITION OF INTEREST-EARNING ASSETS

	2003		2002		2001	
(Dollars in thousands)	Average Balance	Percent of Total	Average Balance	Percent of Total	Average Balance	Percent of Total
Loans net of unearned income	$ 28,511,159	73.9%	$ 25,921,769	74.4%	$ 24,763,798	71.2%
Available-for-sale securities	5,315,328	13.8	4,319,114	12.4	4,290,760	12.4
Held-to-maturity securities	4,496,978	11.6	4,082,989	11.7	4,420,520	12.7
Other interest-earning assets	274,700	0.7	518,512	1.5	1,290,402	3.7
	$ 38,598,165	100.0%	$ 34,842,384	100.0%	$ 34,765,480	100.0%

Note: Available-for-sale securities excludes adjustment for market valuation and certain noninterest-earning marketable equity securities.

TABLE 2 - YIELDS EARNED ON AVERAGE INTEREST-EARNING ASSETS AND RATES PAID ON AVERAGE INTEREST-BEARING LIABILITIES

	2003		
(Taxable equivalent basis - dollars in thousands)	Average Balance	Revenue/ Expense	Yield/ Rate
Assets			
Interest-earning assets:			
Loans net of unearned income	$ 28,511,159	$ 1,578,497	5.54%
Available-for-sale securities:			
Taxable	5,259,531	311,247	5.92
Tax-free	55,797	4,368	7.83
Total available-for-sale securities	5,315,328	315,615	5.94
Held-to-maturity securities:			
Taxable	4,169,281	205,922	4.94
Tax-free	327,697	24,087	7.35
Total held-to-maturity securities	4,496,978	230,009	5.11
Total investment securities	9,812,306	545,624	5.56
Trading securities	12,165	139	1.14
Federal funds sold and securities purchased under agreements to resell	141,938	1,657	1.17
Loans held for sale	74,234	4,525	6.10
Other interest-earning assets	46,363	388	0.84
Total interest-earning assets	38,598,165	2,130,830	5.52
Cash and other assets	4,432,508		
Allowance for loan losses	(386,906)		
Market valuation on available-for-sale securities	86,749		
	$ 42,730,516		
Liabilities and Shareholders' Equity			
Interest-bearing liabilities:			
Interest-bearing checking	$ 5,755,018	29,086	0.51
Money market and savings deposits	7,576,751	46,310	0.61
Time deposits	6,388,038	200,109	3.13
Certificates of deposit of $100,000 or more	2,522,726	67,672	2.68
Foreign deposits	854,067	7,606	0.89
Federal funds purchased and securities sold under agreements to repurchase	2,153,606	20,554	0.95
Other borrowed funds	139,534	4,177	2.99
Long-term Federal Home Loan Bank advances	5,756,904	253,148	4.40
Subordinated debt	1,221,902	39,242	3.21
Senior notes	99,798	2,088	2.09
Other long-term debt	76,698	1,824	2.38
Total interest-bearing liabilities	32,545,042	671,816	2.06
Net interest spread			3.46%
Noninterest-bearing demand deposits	5,486,016		
Other liabilities	1,582,096		
Shareholders' equity	3,117,362		
	$ 42,730,516		
Net interest income/margin on a taxable equivalent basis		1,459,014	3.78%
Taxable equivalent adjustment:			
Loans		26,295	
Available-for-sale securities		3,277	
Held-to-maturity securities		14,807	
Total taxable equivalent adjustment		44,379	
Net interest income		$ 1,414,635	

Note: The taxable equivalent adjustment has been computed based on the statutory federal income tax rate, adjusted for applicable state income taxes net of the related federal tax benefit. Loans net of unearned income includes nonaccrual loans for all years presented. Certain noninterest-earning marketable equity securities are not included in available-for-sale securities. Statement 133 valuation adjustments related to time deposits, certificates of deposit of $100,000 or more and other interest-bearing liabilities are included in other liabilities.

2002			2001		
Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
$ 25,921,769	$ 1,686,744	6.51%	$ 24,763,798	$ 1,973,282	7.97%
4,251,715	335,083	7.88	4,204,448	324,128	7.71
67,399	5,244	7.78	86,312	6,725	7.79
4,319,114	340,327	7.88	4,290,760	330,853	7.71
3,741,238	235,749	6.30	4,077,180	274,209	6.73
341,751	25,574	7.48	343,340	25,422	7.40
4,082,989	261,323	6.40	4,420,520	299,631	6.78
8,402,103	601,650	7.16	8,711,280	630,484	7.24
79,562	1,367	1.72	17,491	379	2.17
207,864	3,559	1.71	927,438	44,431	4.79
144,925	10,254	7.08	233,174	17,079	7.32
86,161	1,560	1.81	112,299	4,414	3.93
34,842,384	2,305,134	6.62	34,765,480	2,670,069	7.68
3,941,255			3,738,404		
(374,340)			(375,904)		
155,269			110,413		
$ 38,564,568			$ 38,238,393		
$ 5,244,737	45,556	0.87	$ 4,842,650	99,318	2.05
6,762,350	75,503	1.12	6,374,662	170,392	2.67
6,481,688	241,013	3.72	7,508,706	407,071	5.42
2,079,690	70,727	3.40	2,275,440	125,919	5.53
467,926	5,894	1.26	321,620	9,813	3.05
2,012,721	27,693	1.38	2,194,659	72,888	3.32
88,322	3,898	4.41	162,842	8,988	5.52
5,273,442	272,339	5.16	5,132,404	291,192	5.67
877,026	36,073	4.11	877,202	48,648	5.55
99,726	2,673	2.68	99,655	5,051	5.07
3,475	107	3.08	8,072	376	4.66
29,391,103	781,476	2.66	29,797,912	1,239,656	4.16
		3.96%			3.52%
4,907,143			4,593,103		
1,235,421			958,130		
3,030,901			2,889,248		
$ 38,564,568			$ 38,238,393		
	1,523,658	4.37%		1,430,413	4.11%
	30,459			42,642	
	4,705			4,999	
	15,854			16,050	
	51,018			63,691	
	$ 1,472,640			$ 1,366,722	

TABLE 3 - VOLUME AND YIELD/RATE VARIANCES

(Taxable equivalent basis - in thousands)	2003 Compared to 2002 Change Due to			2002 Compared to 2001 Change Due to		
	Volume	Yield/Rate	Net	Volume	Yield/Rate	Net
Interest Earned On:						
Loans net of unearned income	$ 158,412	$ (266,659)	$ (108,247)	$ 88,831	$ (375,369)	$ (286,538)
Available-for-sale securities:						
Taxable	69,780	(93,616)	(23,836)	3,672	7,283	10,955
Tax-free	(908)	32	(876)	(1,471)	(10)	(1,481)
Total available-for-sale securities	68,872	(93,584)	(24,712)	2,201	7,273	9,474
Held-to-maturity securities:						
Taxable	24,956	(54,783)	(29,827)	(21,787)	(16,673)	(38,460)
Tax-free	(1,039)	(448)	(1,487)	(118)	270	152
Total held-to-maturity securities	23,917	(55,231)	(31,314)	(21,905)	(16,403)	(38,308)
Total investment securities	92,789	(148,815)	(56,026)	(19,704)	(9,130)	(28,834)
Trading securities	(881)	(347)	(1,228)	1,082	(94)	988
Federal funds sold and securities purchased under agreements to resell	(949)	(953)	(1,902)	(22,356)	(18,516)	(40,872)
Loans held for sale	(4,462)	(1,267)	(5,729)	(6,263)	(562)	(6,825)
Other interest-earning assets	(542)	(630)	(1,172)	(860)	(1,994)	(2,854)
Total interest-earning assets	244,367	(418,671)	(174,304)	40,730	(405,665)	(364,935)
Interest Paid On:						
Interest-bearing checking	4,082	(20,552)	(16,470)	7,647	(61,409)	(53,762)
Money market and savings deposits	8,228	(37,421)	(29,193)	9,665	(104,554)	(94,889)
Time deposits	(3,436)	(37,468)	(40,904)	(50,374)	(115,684)	(166,058)
Certificates of deposit of $100,000 or more	13,469	(16,524)	(3,055)	(10,070)	(45,122)	(55,192)
Foreign deposits	3,812	(2,100)	1,712	3,320	(7,239)	(3,919)
Federal funds purchased and securities sold under agreements to repurchase	1,828	(8,967)	(7,139)	(5,604)	(39,591)	(45,195)
Other borrowed funds	1,792	(1,513)	279	(3,539)	(1,551)	(5,090)
Long-term Federal Home Loan Bank advances	23,552	(42,743)	(19,191)	7,833	(26,686)	(18,853)
Subordinated debt	12,188	(9,019)	3,169	(10)	(12,565)	(12,575)
Senior notes	2	(587)	(585)	4	(2,382)	(2,378)
Other long-term debt	1,746	(29)	1,717	(168)	(101)	(269)
Total interest-bearing liabilities	67,263	(176,923)	(109,660)	(41,296)	(416,884)	(458,180)
Net interest income on a taxable equivalent basis	$ 177,104	$ (241,748)	(64,644)	$ 82,026	$ 11,219	93,245
Add taxable equivalent adjustment			6,639			12,673
Net interest income			$ (58,005)			$ 105,918

Notes:

1. The change in interest not due solely to volume or yield/rate has been allocated to the volume column and yield/rate column in proportion to the relationship of the absolute dollar amounts of the change in each.
2. The computation of the taxable equivalent adjustment is based on the statutory federal income tax rate, adjusted for applicable state income taxes net of the related federal tax benefit.
3. Certain noninterest-earning marketable equity securities are not included in available-for-sale securities.
4. Statement 133 valuation adjustments related to time deposits, certificates of deposit of $100,000 or more and other interest-bearing liabilities are included in other liabilities.

Leading indicators improved during 2003, including trends in nonperforming loans, delinquencies and classified commercial loans. Improved credit quality also reflected the impact of improving economic conditions during the year, a mix shift in loans on the balance sheet to include a greater proportion of lower risk loans, such as residential mortgages, and tighter underwriting standards. See the "Credit Risk Management Process and Loan Quality" section of this report for a further discussion of the factors used by management to determine the appropriate level for the allowance for loan losses.


NET CHARGE-OFF RATIO
0.40%
0.48%
0.82%
0.75%
0.60%
99
00
01
02
03

Table 17 provides a detail of net charge-offs by loan category for 2003 and 2002 and Table 19 provides a five-year comparison of charge-off and recovery information by loan category. As indicated in these tables, the $24.4 million decrease in net charge-offs in 2003 compared to 2002 occurred primarily in the commercial and consumer indirect automobile lending portfolios offset by an increase in net charge-offs in the home equity loan portfolio.

Lower losses in the commercial portfolio reflected improving economic conditions and a reduction in exposure to higher-risk sectors such as syndicated lending and select segments in healthcare. During 2003, net charge-offs of commercial loans declined $22.1 million to $49.9 million. The ratio of net commercial charge-offs to total commercial loans declined from 0.85 percent in 2002 to 0.56 percent for 2003.

Within the consumer category, net charge-offs in the indirect automobile lending portfolio were $9.4 million lower in 2003 compared to 2002, reflecting more stringent underwriting requirements implemented in 2001 and 2002. This decrease was partially offset by a $7.4 million increase in home equity net charge-offs, driven by net charge-offs on loans that were originated prior to the introduction of more stringent underwriting standards in 2001. Net charge-offs are expected to decline as loans originated since the introduction of higher credit standards become a larger portion of the portfolio. In addition, late in 2003, AmSouth began insuring the credit risk on newly originated equity lines with higher loan-to-value ratios. This allows AmSouth to continue meeting the needs of credit-qualifying customers for lines with a loan-to-value up to 100 percent, without incurring the losses and loss volatility inherent in these loans.

2002 Provision Analysis

The increase in the loan loss provision in 2002 versus 2001 reflected the impact of the weak economy in 2002 on AmSouth's loan portfolio and consumer loan growth on the balance sheet. Total net charge-offs decreased by $8.3 million in 2002 compared with 2001. The decline reflected lower charge-offs within commercial loan categories due to overall improvement in the credit quality of AmSouth's commercial loan portfolio as management took steps in 2000 and 2001 to reduce AmSouth's exposure to large syndicated loans. Within the consumer loan portfolio, AmSouth experienced higher charge-offs in most categories reflecting increased loan balances and economic weakness during 2002. Significant items impacting the level of provision expense in 2000 and 1999 included a $61 million provision recorded in 2000 associated with the sale of approximately $110 million of syndicated loans, and a $71 million provision recorded in 1999 reflecting deterioration in the Medicare-dependent, long-term care segment of the healthcare portfolio and management's decision to sell that portion of the portfolio.

Further discussion of asset quality trends may be found in the section of this report entitled "Credit Risk Management Process and Loan Quality."

Noninterest Revenues

Noninterest revenues (NIR) represent fees and income derived from sources other than interest-earning assets such as service charges on deposit accounts and consumer investment services. Noninterest revenues represented 37.0 percent of total tax equivalent net revenues in 2003 versus 32.7 percent in 2002 and 34.3 percent in 2001. Each of the major categories of NIR from 1999 through 2003 is shown in Table 4.

2003 NIR Analysis

NIR growth in 2003 was primarily driven by increases in service charges on deposits, and, within other noninterest revenues, mortgage income, income from the investment portfolio and interchange income. Partially offsetting growth in these categories were lower revenues from trust and consumer investment services income.

Service charges on deposit accounts represent revenues from maintenance fees, check charges, overdraft fees on consumer and small business deposit accounts, and corporate analysis and treasury management fees on commercial deposit accounts. In 2003, service charge revenues grew 16.8 percent to $338 million. The increase was primarily the result of increases in overdraft fees on consumer and small business accounts.

The increase in overdraft fees was primarily the result of an increase in the volume of overdrafts, and an increase in the insufficient funds (NSF) fees charged per transaction. In addition, the increase also reflected charges for overdraft fees created by ATM withdrawals, which were not being charged during the first nine months of 2002, and the implementation of payment posting procedures made during the third quarter of 2002, which standardized the posting of NSF fees for paper-based and electronic payments. Prior to this change in procedure, paper-based payments were prioritized ahead of electronic payments in posting transactions to accounts. The subsequent change in procedures provides consistent treatment for all customer initiated transactions and helps to ensure that larger, more important transactions are given priority in payment, whether electronic or paper-based. These procedures are related to an ongoing initiative to manage, in a consistent manner, customers' ledger account balances. Enhancing these procedures enables AmSouth to better manage its risks, including fraud risk, arising from various transactions that can affect a customer's ledger account balances.

Service charges also include corporate analysis fees which represent service charges on commercial accounts. Customers can receive credits, which offset corporate analysis fees and are based on prevailing interest rates and the level of deposit balances maintained by the customer. In 2003, corporate analysis fees benefited from the lower

TABLE 4 - NONINTEREST REVENUES AND NONINTEREST EXPENSES

	Years Ended December 31				
(Dollars in thousands)	2003	2002	2001	2000	1999
Noninterest revenues:					
Service charges on deposit accounts	$ 337,945	$ 289,226	$ 258,089	$ 229,383	$ 233,045
Trust income	103,657	105,428	112,078	114,353	109,223
Consumer investment services income	69,410	77,793	95,387	199,270	213,292
Other noninterest revenues	344,766	266,914	282,668	126,488	292,000
	$ 855,778	$ 739,361	$ 748,222	$ 669,494	$ 847,560
Noninterest expenses:					
Salaries and employee benefits	$ 638,843	$ 584,264	$ 566,288	$ 565,889	$ 612,687
Net occupancy expense	133,479	118,548	113,174	114,783	111,432
Equipment expense	116,703	118,729	122,621	121,798	135,590
Other noninterest expenses	316,552	305,081	355,149	546,060	788,798
	$ 1,205,577	$ 1,126,622	$ 1,157,232	$ 1,348,530	$ 1,648,507

interest rate environment, which had the effect of reducing earnings credits to customers.

Trust revenues represent fees derived from trust services, institutional investment services and natural resources management, and are generally based on a percentage of the market value of assets under management. Trust income was $103.7 million in 2003, a decline of $1.8 million compared with 2002. During 2002, AmSouth introduced a money market deposit product that offers trust customers higher yields on their cash balances that were previously invested in money market mutual funds. This had the impact of reducing trust income from those funds, while benefiting NII by growing low-cost deposits. Adverse equity market conditions also negatively impacted trust income during 2003. Discretionary trust assets under management at the end of 2003 were $14.6 billion compared to $13.7 billion at the end of 2002. Total trust assets were $25.0 billion at the end of 2003 versus $22.9 billion at the end of 2002.

Consumer investment services revenues are derived from annuity sales, mutual fund sales, brokerage fees, and the sale of other investment products. In 2003, consumer investment services income declined $8.4 million to $69.4 million. The decrease was primarily associated with lower sales of fixed annuity products through the branches. Annuity sales, the largest revenue category within consumer investment services, represent sales of fixed and variable annuity products by trained and licensed professionals in AmSouth's branches and AmSouth Investment Services. Sales were negatively impacted by decreased consumer demand for annuity products due to low interest rates in 2003. In 2003, revenues from annuity sales declined $10.3 million to $38.7 million as principal annuity sales fell from $874 million in 2002 to $768 million in 2003.

Other NIR increased $77.9 million in 2003 to $344.8 million compared with 2002. The increase was principally the result of an increase in mortgage revenues, increased investment portfolio income and gains on the sale of assets. Partially offsetting the increase in these other NIR categories was a decline in income from bank-owned life insurance.

Mortgage income increased $27.0 million to $51.2 million in 2003 versus 2002. The increase in mortgage income was primarily associated with an increase in mortgage originations in 2003, and management's decision to sell a portion of the increased production at relatively wider spreads. The increase in mortgage originations, while reflecting the impact of an historically low interest rate environment, also was driven by AmSouth's mortgage initiative to increase sales of residential mortgages through the branches, the Internet and AmSouth's Loan-By-Phone distribution channels. AmSouth also added nearly 100 new mortgage loan originators during 2003. These factors resulted in mortgage origination volume of $4.3 billion in 2003 compared to $2.7 billion in 2002.

As a result of the higher origination volume and wider spreads on the sale of a portion of the new production, AmSouth recognized $44.5 million in income related to the sale or securitization of mortgage loans and mortgage servicing rights in 2003, an increase of $31.9 million over 2002. While the mortgage environment in 2004 is not expected to be as robust as that experienced during 2003, AmSouth plans to continue its emphasis on mortgage originations which should result in strong origination levels in 2004. AmSouth's strategy to generate income by selling a portion of mortgage originations is expected to continue in 2004.

Another contributing factor to the growth in mortgage income was the impact of hedging activity associated with the sale of mortgage loans. AmSouth utilizes forward contracts to hedge the fair value of mortgage loans specifically identified to be sold into the secondary market. AmSouth, prior to the fourth quarter of 2003, was unable to meet the strict accounting requirements necessary to receive hedge accounting treatment for these hedging relationships. Accordingly, AmSouth was required to record changes in the fair value of these forward contract instruments into earnings while any offsetting increase in the value of the related closed mortgage loans hedged by these contracts was not permitted to be recorded as earnings. In addition to forward contracts, loan commitments associated with mortgages AmSouth plans to sell are also considered derivative instruments. Accordingly, these are marked to market through earnings and tend to offset some of the changes in value of the forward contracts. While any losses or gains associated with marking these derivative contracts to market are eventually offset by gains or losses recorded in future periods when the mortgage loan sales are completed, these accounting entries can create some earnings variability between quarters. During 2003, AmSouth recorded only $498 thousand of losses associated with mortgage derivative activity, compared to approximately $4.1 million in mortgage derivative losses in 2002, resulting in a $3.6 million increase in mortgage income in 2003. Beginning in the fourth quarter of 2003, AmSouth completed the development of a new system which allowed it to adopt hedge accounting treatment for some forward contracts it had designated to hedge the fair value of specifically identified pools of mortgage loans held for sale. While hedge accounting treatment should allow AmSouth to reduce some of the variability created by its mortgage hedging activity in the future, it will not eliminate it.

Also impacting the level of mortgage income in 2003 compared to 2002 was a $7.5 million decrease in fees, primarily mortgage servicing fees, associated with mortgage loans previously sold to third-party conduits. This reduction occurred as a result of the continued paydown of loans sold to the conduits, and the decision not to retain the servicing on mortgages sold during the year. This source of revenue should continue to decline in 2004.

Portfolio income was $53.4 million in 2003, an increase of $35.9 million compared with 2002. The increase reflects a higher level of gains on the sale of securities from the investment portfolio during 2003. AmSouth generated higher securities gains through a higher volume of investment sales transactions during 2003 in an effort to lock in gains expected to deteriorate if interest rates rose, and to partially mitigate the negative impact on NII of rapid paydowns and the corresponding increase in premium amortization on investment securities. Securities gains in 2004 should be substantially lower reflecting the expected decline in premium amortization on investment securities.

Interchange income represents fees derived from electronic transactions such as debit cards and ATMs. In 2003, interchange income increased $4.0 million to $67.4 million due primarily to increases in the volume of CheckCards outstanding and increases in transaction volumes. AmSouth now has 1.5 million CheckCards and more than 1,200 ATMs generating interchange fees. Transaction volumes increased to 120 million in 2003, a 15 percent increase over 2002. The growth in interchange income in 2003, however, was negatively impacted by the VISA/Wal-Mart settlement, which resulted in lower interchange fees during the second half of 2003. The settlement will also negatively impact interchange income during 2004. The impact of the settlement on 2003 interchange revenues was approximately $6 million, and the annualized impact is estimated to be $13 million.

Another component of other NIR is ***income from bank-owned life insurance (BOLI)***. BOLI income is derived from life insurance policies on certain employees. Over the last three years, healthcare and other benefit costs have risen substantially, and income from BOLI is considered to offset a portion of the increase that has occurred. Income from BOLI decreased $7.7 million to $52.2 million in 2003 compared with 2002. The decrease reflected the impact of lower interest rates on earnings from BOLI and a lower level of benefit payments received during 2003 versus 2002.

2002 NIR Analysis

The decrease in NIR during 2002 reflected decreases in trust income, consumer investment services income and other NIR. Decreases in these categories were partially offset by higher service charges on deposit accounts. The increase in service charges was primarily the result of increases in overdraft fees on consumer and small business accounts and higher revenues from corporate analysis from commercial customers. The decrease in trust income reflected a decline due to the outsourcing of trust recordkeeping services, which also created a corresponding reduction in NIE associated with the trust business. The decrease was also the result of lower market values of trust assets under management during the year. Consumer investment services declined primarily due to lower fees from the sale of annuities reflecting lower consumer demand associated with lower interest rates. Other NIR decreased due to lower mortgage-related income, a decrease in servicing and other fee income related to the continued paydown of automobile loans previously sold, market adjustments on derivative instruments, and other gains. Offsetting these declines within other noninterest revenues were increases in BOLI, bankcard income, interchange income, and portfolio income.

Noninterest Expenses

Noninterest expenses (NIE) primarily represent the operating expenses of AmSouth. Each of the major categories of NIE from 1999 through 2003 is shown in Table 4.

2003 NIE Analysis

During 2003 NIE was $1.2 billion, an increase of $79.0 million compared to 2002. The increase in NIE reflected investments by AmSouth in revenue-growth initiatives. As part of these investments, AmSouth opened 41 new branches during 2003 in high-growth markets such as Florida, and hired more than 400 professionals in sales and key support areas of the bank. At the end of 2003, AmSouth had more branches in Florida than any other state. AmSouth also invested in new technology in 2003 that enhances our ability to serve customers in branches, through our call centers, and via the Internet. Another key investment was the completion of a state-of-the-art operations center that allowed AmSouth to upgrade technology and equipment in the operations area and consolidate operations functions into one location.

The higher ***personnel costs*** in 2003 reflected the addition of employees to support AmSouth's strategic growth initiatives, higher benefit costs related to medical insurance and pension benefits, an increase in performance-based incentive payments, and general merit increases.

Net occupancy expense increased in 2003, reflecting higher depreciation and other costs associated with AmSouth's branch expansion program and the completion of the new operations center in 2003.

The decrease in ***equipment expense*** in 2003 versus 2002 resulted from the renegotiation of several of AmSouth's computer system rental contracts and software licensing agreements.

Other NIE increased in 2003 primarily due to higher marketing expenses, other personnel costs such as relocation and training expenses, travel costs, and noncredit losses. Partially offsetting increases in these categories of other NIE were lower costs for loan processing and other outside services.

2002 NIE Analysis

In 2002, NIE totaled $1.1 billion, a 2.6 percent decrease versus 2001. The decrease reflected the benefit of a change in accounting that discontinued the amortization of goodwill, and management's efforts to control expense growth in light of weak economic growth. Offsetting factors included higher personnel costs and net occupancy expense. The higher personnel costs were primarily due to increases in benefit expenses, general merit increases and higher incentive compensation as a result of improved performance in 2002. Equipment expense decreased due to efforts to eliminate redundant systems and upgrades to more efficient, less expensive technology. Net occupancy expense increased due primarily to the impact of AmSouth's branch expansion program. Other NIE decreased reflecting reductions in communications expense and goodwill amortization. The decrease in goodwill amortization in 2002 was the result of AmSouth's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142) in January of 2002. Statement 142 requires that goodwill and other intangible assets with indefinite useful lives be tested for impairment annually and adjustments made accordingly. Previously, such assets were simply amortized to expense on a straight-line basis over periods ranging from ten to twenty-five years. Also within other NIE, noncredit losses, loan processing costs, travel and entertainment, and other personnel costs were all lower in 2002 compared to 2001 reflecting management's efforts to control expenses across the Company.

Income Taxes

AmSouth's income tax expense was $265.0 million in 2003, $262.7 million in 2002 and $234.3 million in 2001. Income tax expense for each year fluctuated based on pretax income. The effective tax rate for 2003 was 29.7 percent compared to 30.1 percent in 2002 and 30.4 percent in 2001. Details of the deferred tax assets and liabilities are included in Note 18 of the Notes to Consolidated Financial Statements.


EFFICIENCY RATIO
69.2%
64.4%
53.1%
49.8%
52.1%
99
00
01
02
03

BALANCE SHEET ANALYSIS

At December 31, 2003, AmSouth reported total assets of $45.6 billion compared to $40.6 billion at the end of 2002. Higher levels of loans and investment securities were the drivers of balance sheet growth reflecting efforts to grow loans and deposits and management's decision to lock in funding for anticipated loan growth.

Interest-Earning Assets

In banking, the predominant interest-earning assets are loans and investment securities. The proportion of interest-earning assets to total assets measures the effectiveness of management's efforts to invest available funds into the most profitable interest-earning assets. The categories which comprise interest-earning assets are shown in Table 1.

Securities

The size and composition of AmSouth's securities portfolio, detailed in Table 5 in this section, is dependent largely on the needs for liquidity as well as the interest rate risk position of the corporation. The growth in the investment portfolio during 2003, which primarily occurred during the second half of 2003 after interest rates had increased and spreads widened, focused on shorter duration mortgage-backed securities and was effectively match-funded with a combination of bank term notes, FHLB borrowings, certificates of deposit, and interest rate swaps, therefore reducing any associated interest rate risk. Expected monthly cash flows of over $200 million from the investment portfolio will be available to shift into variable-rate loans as the economy and loan demand accelerates in 2004.

Portfolio Composition – A majority of AmSouth's available-for-sale (AFS) and held-to-maturity (HTM) securities portfolios consisted of mortgage-backed securities (MBS) and collateralized mortgage obligations (CMO), which provide a source of interest income and monthly cash flow, and serve as collateral in connection with pledging requirements. A CMO is a debt security that is secured by a pool of mortgages, MBS, U.S. government securities, corporate debt, or other bonds. At December 31, 2003, AmSouth had approximately $10.9 billion in CMOs and MBS or approximately 90 percent of the portfolio. At the end of 2002, MBS represented $7.9 billion or 88 percent of the total portfolio. In 2003, AmSouth purchased approximately $9.5 billion of MBS and CMOs, the majority of which was used to replace the runoff of securities resulting from higher prepayments. AmSouth's strategy was to purchase high-quality MBS and well-structured CMOs which would provide predictable cash flows that could be utilized as a funding source for loan growth in 2004 and beyond.

TABLE 5 - SECURITIES

	December 31		
(In millions)	2003	2002	2001
Trading securities	$ 3	$ 48	$ 13
Available-for-sale securities:			
U.S. Treasury and federal agency securities	5,545	3,936	3,846
Other securities	1,525	739	895
State, county and municipal securities	56	70	89
	7,126	4,745	4,830
Held-to-maturity securities:			
U.S. Treasury and federal agency securities	4,137	3,085	2,540
Other securities	487	1,000	1,120
State, county and municipal securities	304	340	342
	4,928	4,425	4,002
	$ 12,057	$ 9,218	$ 8,845


TOTAL LOANS
(In billions)
$26.3
$24.6
$25.1
$27.4
$29.3
99
00
01
02
03

Maturity Analysis – The average life of the AFS portfolio at December 31, 2003, was estimated to be 4.7 years with a duration of approximately 4.0 years. This compares to an estimated average life of 2.8 years with a duration of approximately 2.5 years for the AFS portfolio at December 31, 2002. The average life of the HTM portfolio at December 31, 2003, was estimated to be 4.1 years with a duration of approximately 3.4 years compared to 2.3 years average life and a duration of 2.1 years at the end of 2002. See Table 6 for additional information concerning the makeup of the AFS and HTM securities portfolios as well as contractual maturities and weighted-average yield information.

Portfolio Quality – AmSouth's policy requires all securities purchased for the securities portfolio, except state, county and local municipal obligations which are typically insured, to be rated investment grade or better. Securities backed by the U.S. government and its agencies, both on a direct and indirect basis, represented approximately 84 percent of the investment portfolio at December 31, 2003. Approximately 96 percent of state, county and local municipal securities at year-end 2003 were rated either single A or above by the rating agencies or were escrowed in U.S. Treasury obligations.

Loans – Overview

Major categories of loans and leases from 1999 to 2003 are summarized in Table 7 in this section. Loans and leases are the single largest category of interest-earning assets at AmSouth and produce the highest level of revenues. The loan portfolio includes four main components: commercial loans, commercial real estate loans, consumer loans, and, within the consumer loan category, residential first mortgage loans. Total loans and leases increased $2.0 billion during 2003 to $29.3 billion. The growth reflected increases across commercial, commercial real estate and consumer loan categories.

Efforts associated with AmSouth's strategic intiative to grow Commercial Banking with improved credit quality was the primary catalyst for commercial and commercial real estate loan growth. Key areas of growth included AmSouth's asset-based lending business, commercial leasing and small business real estate loans included in commercial loans secured by real estate. Growth in commercial real estate loans was primarily driven by growth in construction lending.

Growth in consumer loans was driven by efforts associated with AmSouth's strategic initiative to sustain growth in Consumer Banking, with a particular focus on growing home equity lines of credit and residential first mortgages. Consumer loan growth in 2003 also benefited from the robust mortgage lending environment and favorable interest rates.


LOAN PORTFOLIO DISTRIBUTION
c. 16%
d. 12%
b. 32%
a. 40%
2003
a. Consumer
b. Commercial
c. Commercial Real Estate
d. Residential
c. 16%
d. 10%
b. 32%
a. 42%
2002
a. Consumer
b. Commercial
c. Commercial Real Estate
d. Residential

TABLE 6 - AVAILABLE-FOR-SALE SECURITIES AND HELD-TO-MATURITY SECURITIES RELATIVE CONTRACTUAL MATURITIES AND WEIGHTED-AVERAGE YIELDS

(Taxable equivalent basis - dollars in thousands)	Due Within One Year		Due After One but Within Five Years		Due After Five but Within Ten Years		Due After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available-for-sale securities:								
U.S. Treasury and federal agency securities	$ 27,260	4.68%	$ 30,344	6.44%	$527,049	4.68%	$ 4,987,439	4.79%
State, county and municipal obligations	2,520	8.70	12,922	7.38	31,414	7.47	5,921	7.27
Other securities	-0-	0.00	5,802	14.90	-0-	0.00	1,075,942	4.86
	$ 29,780	5.02%	$ 49,068	7.69%	$558,463	4.84%	$ 6,069,302	4.80%
Taxable equivalent adjustment for calculation of yield	$ 74		$ 315		$ 689		$ 117	
Held-to-maturity securities:								
U.S. Treasury and federal agency securities	$ 3,437	2.61%	$ 8,311	4.04%	$ 94,223	4.55%	$ 4,030,639	5.30%
State, county and municipal obligations	1,150	7.23	6,857	6.23	92,929	6.23	203,064	6.26
Other securities	300	6.07	2,578	6.03	4,414	6.76	480,293	5.44
	$ 4,887	3.91%	$ 17,746	5.18%	$191,566	5.42%	$ 4,713,996	5.35%
Taxable equivalent adjustment for calculation of yield	$ 29		$ 88		$ 1,234		$ 2,983	

Notes:

1. The weighted-average yields were computed by dividing the taxable equivalent interest income by the amortized cost of the appropriate securities. The taxable equivalent interest income has been computed based on the statutory federal income tax rate and does not give effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets.
2. The amount of available-for-sale securities indicated as maturing after five but within ten years includes $307 million of mortgage-backed securities, and those indicated as maturing after ten years includes $6.0 billion of mortgage-backed securities. Although these securities have stated long-term final maturities, according to mortgage industry standards, the estimated weighted-average remaining life of these securities held in AmSouth's investment portfolio is approximately 4.5 years.
3. The amount of held-to-maturity securities indicated as maturing after five but within ten years includes $60 million of mortgage-backed securities, and those indicated as maturing after ten years includes $4.5 billion of mortgage-backed securities. Although these securities have stated long-term final maturities, according to mortgage industry standards, the estimated weighted-average remaining life of these securities held in AmSouth's investment portfolio is approximately 4.1 years.
4. Federal Reserve Bank stock, Federal Home Loan Bank stock, and equity stock of other corporations held by AmSouth are not included in the above table.

Loans – Detailed Analysis

Commercial Loans – Commercial and industrial loans represent loans to corporate customers for use in normal business operations such as to finance working capital needs, equipment or other expansion projects. Commercial loans secured by real estate are business loans that are collateralized by owner-occupied real estate, where the source of repayment is the operating cash flow from the business. In contrast, commercial real estate loans are loans to companies or developers that are used for the purchase or construction of a commercial property for which repayment will be generated by the property.

The increase in commercial and industrial loans reflected growth in asset-based lending while overall demand in other categories of commercial and industrial lending remained slow. Also, a positive factor impacting the growth on-balance sheet was a reduction in the level of commercial loans sold to third-party conduits in 2003.

TABLE 7 - MAJOR LOAN CATEGORIES

	December 31				
(In millions)	2003	2002	2001	2000	1999
Commercial:					
Commercial and industrial	$ 5,264	$ 5,151	$ 5,272	$ 6,031	$ 6,940
Commercial loans secured by real estate	2,026	1,726	1,682	1,765	2,036
Commercial leases	1,962	1,781	1,619	1,282	1,027
Total commercial	9,252	8,658	8,573	9,078	10,003
Commercial real estate:					
Commercial real estate mortgages	2,359	2,305	2,137	2,323	2,295
Real estate construction	2,328	2,088	2,365	2,517	2,417
Total commercial real estate	4,687	4,393	4,502	4,840	4,712
Consumer:					
Residential first mortgages	3,646	2,794	1,666	1,358	1,701
Equity loans and lines	7,005	6,360	5,404	4,656	3,874
Dealer indirect	3,610	3,731	3,382	2,990	4,149
Revolving credit	551	541	520	505	489
Other consumer	588	874	1,077	1,189	1,339
Total consumer	15,400	14,300	12,049	10,698	11,552
Total loans net of unearned income	$ 29,339	$ 27,351	$ 25,124	$ 24,616	$ 26,267

Growth in commercial loans secured by real estate reflected an increase in borrowing by small business customers and a lower level of loans sold to third-party conduits. The increase in the commercial lease portfolio reflected success during 2003 in new lease originations.

Commercial real estate loans are composed of two primary categories: commercial real estate mortgages and real estate construction loans. The increase in the commercial real estate portfolio in 2003 reflected increased construction project financing opportunities somewhat offset by a higher level of refinance activity resulting from lower interest rates.

Substantially all of AmSouth's real estate portfolio is made up of loans to finance local home builders within AmSouth's markets; loans for construction projects that have been presold, preleased or otherwise have secured permanent financing; and loans to real estate companies that have significant equity invested in each project and offer substantive and meaningful guarantees. Growth in commercial real estate loans in 2003 was driven by increased sales activity, an increase in construction projects started in 2003 versus 2002 and the low interest rate environment.

Consumer Loans – The major categories of consumer loans include residential first mortgages, home equity loans and lines of credit, dealer indirect loans, revolving credit and other direct consumer loans. Within consumer lending, AmSouth's residential mortgage and home equity lending programs produced solid growth in 2003.

Residential first mortgages grew during 2003 as consumers took advantage of historically low interest rates to purchase new homes or refinance existing mortgages. The growth also reflected AmSouth's initiative to place greater emphasis on originations of residential mortgages by expanding sales distribution channels to include the branch network, the Internet and Loan-By-Phone. The high volume of loan prepayments, associated refinance activity and mortgage loan sales somewhat offset the growth in the residential mortgage portfolio.

Home equity loans and lines of credit experienced continued growth in all of AmSouth's markets during 2003.

TABLE 8 - SELECTED LOAN MATURITIES AND SENSITIVITY TO CHANGE IN INTEREST RATES

(In millions)	Due in One Year or Less	Due After One but Within Five Years			Due After Five Years			
		Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total	Total
Commercial and industrial	$ 2,453	$ 438	$ 2,016	$ 2,454	$ 112	$ 245	$ 357	$ 5,264
Commercial loans secured by real estate	172	606	586	1,192	452	210	662	2,026
Commercial leases	25	195	-0-	195	1,742	-0-	1,742	1,962
Commercial real estate mortgages	616	295	1,200	1,495	83	165	248	2,359
Real estate construction	920	80	794	874	56	478	534	2,328
Total	$ 4,186	$ 1,614	$ 4,596	$ 6,210	$ 2,445	$ 1,098	$ 3,543	$ 13,939

New home equity commitments totaled $5.4 billion in 2003 compared with $4.9 billion in 2002. The quality of home equity originations during 2003 was high as reflected by the median credit score of 743 for new originations. The catalyst for the growth was AmSouth's strategic initiative to sustain growth in Consumer Banking and its emphasis on originating home equity lines of credit through the branches. The increase in new commitments was partially offset by an increase in payoffs of existing home equity loans and lines as customers took advantage of low rates to refinance their mortgages during the year.

Dealer indirect loans consist primarily of loans made to individuals to finance the purchase of new and used automobiles. Dealer indirect loans decreased in 2003 compared with 2002 due to AmSouth's decision to tighten credit underwriting standards in automobile lending and increased competition from offers of low-rate financing from automobile makers.

Deposits

Deposits are AmSouth's primary source of funding and their cost is the largest category of interest expense. The composition of AmSouth's deposits can be found in Table 9. The increase in deposits during 2003 reflected AmSouth's continuing emphasis on deposit growth within each of its strategic initiatives. This includes extensive advertising and sales campaigns featuring deposit products as well as incentive programs that encourage deposit growth. AmSouth's ongoing branch expansion also positively impacted deposit growth during 2003. Growth occurred in both low-cost deposits, which include noninterest-bearing and interest-bearing checking, money market and savings balances, and in CDs greater than $100,000.

Low-cost Deposits – The $1.9 billion increase in average low-cost deposits in 2003 was driven by increased marketing and sales initiatives as well as customer preferences for investments that provide high levels of liquidity in a low interest rate environment. The growth in low-cost deposits also reflected consumer household growth of 4 percent during 2003 and business banking household growth of 5 percent.

Time Deposits – The growth in CDs with balances greater than $100,000 reflected a continued emphasis on CDs as a core funding source for future loan growth. A $181 million increase in public fund deposits also contributed to CD growth during the year. The growth in longer-term CDs in the prevailing low rate environment in 2003 helped AmSouth maintain its desired interest rate risk position. See additional discussion under the "Asset and Liability Management" section for a discussion of AmSouth's interest rate risk.

Foreign Deposits – The growth in deposits also included a higher level of foreign deposits. The increase was associated with a new deposit product which allows customers with certain minimum balances to sweep excess balances into Eurodollar deposits. See Table 10 for a maturity distribution of AmSouth's deposits.

Other Interest-Bearing Liabilities

Other interest-bearing liabilities include all interest-bearing liabilities except deposits. Included in this category are short-term borrowings such as Federal funds purchased and securities sold under agreements to repurchase (repurchase agreements) and treasury, tax and loan notes, as well as longer-term debt such as FHLB advances, subordinated debt and various long-term notes. As noted earlier, the increase in the level of non-deposit funding by AmSouth represented a strategic decision to take advantage of historically low funding costs and lock in longer-term, fixed-rate funding.

Federal Funds Purchased – Average Federal funds purchased and repurchase agreements were $2.2 billion in 2003, a 7.0 percent increase from $2.0 billion in 2002. At December 31, 2003, 2002 and 2001, Federal funds purchased and repurchase agreements totaled $2.0 billion, $1.8 billion and $2.1 billion, respectively, with weighted-average interest rates of 0.81 percent, 1.02 percent and 1.20 percent, respectively. The maximum amount outstanding at any month end during each of the last three years was $2.8 billion, $2.1 billion and $2.4 billion, respectively. The average daily balance and average interest rates for each year are presented in Table 2.

Long-term Debt – Long-term debt consisted of long-term FHLB advances, subordinated notes and debentures, and various long-term notes payable. Average long-term debt outstanding in 2003 increased $902 million and reflected the issuance of $500 million of 4.85 percent subordinated notes due in 2013, an increase in long-term FHLB advances and the issuance of $650 million of notes under AmSouth's Bank Note program. These funds were utilized to fund other maturing obligations and better align maturities with the growth in residential mortgages and the increase in the investment portfolio.

Shareholders' Equity

The management of capital in a regulated banking environment requires a balance between optimizing leverage and return on equity while maintaining sufficient capital levels and related ratios to ensure a strong capital position and satisfy regulatory requirements. AmSouth's goal is to generate attractive returns on equity for our shareholders while maintaining regulatory capital ratios that meet the requirements for a well-capitalized company. At least annually, management reevaluates the capital policy and presents its findings to the Board of Directors to ensure that the policy continues to support corporate objectives and is consistent with the regulatory environment and changes in market conditions. At December 31, 2003, AmSouth met or exceeded all of the minimum capital requirements for the parent company and its banking subsidiary as established by regulatory requirements and AmSouth's capital policy. Refer to Table 11 and Notes 13 and 16 of the Notes to Consolidated Financial Statements for specific information.

TABLE 9 – AVERAGE DEPOSITS

(In thousands)	December 31 2003	2002	2001
Noninterest-bearing demand	$ 5,486,016	$ 4,907,143	$ 4,593,103
Interest-bearing checking	5,755,018	5,244,737	4,842,650
Money market and savings deposits	7,576,751	6,762,350	6,374,662
Retail	4,867,343	4,974,536	5,907,955
Individual retirement acccounts	1,299,741	1,300,203	1,353,861
Other	220,954	206,949	246,890
Total time	6,388,038	6,481,688	7,508,706
Certificates of deposit of $100,000 or more	2,522,726	2,079,690	2,275,440
Foreign	854,067	467,926	321,620
	$ 28,582,616	$ 25,943,534	$ 25,916,181

TABLE 10 - MATURITY OF DOMESTIC TIME DEPOSITS OF $100,000 OR MORE

	December 31		
(In thousands)	2003	2002	2001
Three months or less	$ 689,798	$ 446,153	$ 633,746
Over three through six months	945,740	589,213	622,409
Over six through twelve months	316,200	323,559	507,886
Over twelve months	1,108,202	920,726	473,820
	$ 3,059,940	$ 2,279,651	$ 2,237,861

Shareholders' equity increased $113.7 million at December 31, 2003 versus year-end 2002. While the largest influence on the level of shareholders' equity is net income generated by the Company, other transactions including share repurchases and the issuance of dividends to shareholders impact the level of shareholders' equity. In April 2003, AmSouth's Board of Directors approved a plan to repurchase up to 25 million shares of the Company's outstanding common stock and replaced a previous stock repurchase authorization which expired in September 2003. The new authorization permits the purchase of AmSouth's common shares in either the open market or in privately negotiated transactions. The reacquired common shares will be held as treasury shares and may be reissued for various corporate purposes, including employee benefit programs. During 2003, AmSouth repurchased approximately 8.0 million shares at a cost of $163.1 million, of which 7.7 million shares were associated with the previous share repurchase authorization. The level of share repurchases in 2003 was down from the 13.3 million shares repurchased in 2002. AmSouth expects the level of repurchases in 2004 to continue declining as the economy improves and AmSouth utilizes capital to support business growth. Management believes that, in an environment of accelerating economic growth, sustainable, quality balance sheet growth will result in better returns for shareholders than would be achieved through share repurchases. Besides the use of capital to repurchase shares, AmSouth also increased its dividend declared in 2003 to $.93 per common share from $.89 per common share paid in 2002, representing the 33rd year in a row that AmSouth has increased its dividend. AmSouth's dividend payout ratio for the years ended 2003, 2002 and 2001 was 52.0 percent, 52.4 percent and 58.2 percent, respectively.

RISK MANAGEMENT

Risk identification and management are key elements in the overall management of AmSouth. Management believes the primary risk exposures are ***interest rate*** and associated ***prepayment risks, liquidity, credit, operating,*** and ***legal risk.*** Interest rate risk is the risk to NII represented by the impact of higher or lower interest rates. Liquidity risk is the possibility that AmSouth will not be able to fund present and future obligations, and credit risk represents the possibility that borrowers may not be able to repay loans. Operating risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Legal risk represents the risk of legal proceedings against AmSouth as well as reviews or investigations by regulatory and government authorities that arise in the ordinary course of AmSouth's business.

External factors beyond management's control may from time to time result in losses despite risk management efforts. Management follows a formal policy to evaluate and document the key risks facing each line of business, how those risks can be controlled or mitigated, and how management monitors the controls to ensure that they are effective. AmSouth's Internal Audit Division performs ongoing independent reviews of the risk management process and assures the adequacy of documentation. The results of these reviews are reported regularly to the Audit Committee of the Board of Directors. AmSouth also maintains a Risk Management Oversight Committee, which is composed of members of senior management from across the Company and is responsible for ensuring that appropriate systems of controls are in place for managing and monitoring risk.

Some of the more significant processes used to manage and control interest rate, liquidity and credit risks are described in the following paragraphs.

Asset and Liability Management

AmSouth maintains a formal asset and liability management process to quantify, monitor and control interest rate risk and to assist management in minimizing the impact of changes in the level of interest rates on NII. This is accomplished through the development and implementation of lending, funding, pricing, and hedging strategies designed to achieve net interest income performance goals while minimizing the potential variation of NII under different interest rate scenarios.

Interest Rate Risk

Interest rate risk arises primarily as a result of AmSouth's core business activities of extending loans and accepting deposits, and the associated balance sheet management required to match maturities of loans and investments to funding sources. AmSouth follows an extensive process to actively manage its exposure to interest rate risk. The principal objective of asset and liability management is to maximize NII while operating within acceptable limits established for interest rate risk and maintaining adequate levels of liquidity. The Board of Directors, based upon recommendations from management, establishes policies and risk limits for the management of interest rate risk and monitors compliance with these policies.

Since no single measurement system satisfies all management objectives, a combination of techniques is used to manage interest rate risk including simulation analysis, asset and liability repricing schedules and economic value of equity. An Asset and Liability Committee, consisting of key members of management, and the Board of Directors regularly review the results of these interest rate risk analyses.

TABLE 11 - CAPITAL RATIOS

(Dollars in thousands)	December 31 2003	December 31 2002
Risk-based capital:		
Shareholders' equity	$ 3,229,669	$ 3,115,997
Less unrealized losses/(gains) on available-for-sale securities	9,715	(93,453)
Less accumulated net losses/(gains) on cash flow hedges	21,994	(9,506)
Intangible assets	(300,854)	(301,899)
Other adjustments	(1,737)	(1,158)
Tier 1 capital	2,958,787	2,709,981
Adjusted allowance for loan losses*	388,939	388,239
Qualifying long-term debt	954,743	584,616
Tier 2 capital	1,343,682	972,855
Total capital	$ 4,302,469	$ 3,682,836
Risk-adjusted assets	$ 38,362,226	$ 34,747,000
Capital ratios:		
Tier 1 capital to total risk-adjusted assets	7.71%	7.80%
Total capital to total risk-adjusted assets	11.22	10.60
Leverage	6.66	6.85
Ending equity to assets	7.08	7.68
Ending tangible equity to assets	6.46	6.99

*Includes $4,815 and $6,660 in 2003 and 2002, respectively, associated with reserves recorded in other liabilities for off-balance sheet credit exposures.

AmSouth frequently evaluates NII under various balance sheet and interest rate scenarios, using simulation analysis as its principal risk management technique. Management evaluates "base" NII under what is believed to be the most likely balance sheet structure and current interest rate environment. This "base" case is then evaluated against various changes in interest rate scenarios. Asset prepayment levels, yield curves and the overall balance sheet mix and growth assumptions are adjusted to be consistent with each interest rate scenario.

Key assumptions in the model include the magnitude and timing of Federal Reserve rate changes and the associated impact on the change in Treasury rates across the maturity spectrum; prepayment speeds on mortgage-related assets; cash flows and maturities of derivatives and other financial instruments held for purposes other than trading; changes in market conditions, loan volumes and pricing; deposit balances and rate sensitivities; customer preferences; and management's financial and capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate NII or precisely predict the impact of higher or lower interest rates on NII, but it can indicate the likely direction of change. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and management's strategies, among other factors.

Currently, AmSouth is slightly asset sensitive, meaning that a greater proportion of interest-earning assets are priced based on variable rates, relative to variable rate funding sources. Based on the results of the simulation model as of December 31, 2003, NII would increase $5.7 million or 0.4 percent if interest rates gradually increased from then-current rates by 100 basis points over a 12-month period accompanied by a parallel shift in the yield curve, and would decrease $17.4 million or 1.2 percent if interest rates gradually decreased under the same scenario. This level of interest rate risk is well within AmSouth's policy guidelines. Current policy states that NII should not fluctuate more than 2.5 percent in the event that interest rates gradually increase or decrease 100 basis points over a period of 12 months. As of December 31, 2002, the simulation model indicated that NII would

TABLE 12 - INTEREST RATE RISK MANAGEMENT NOTIONAL ACTIVITY

(In millions)	Receive Fixed Rate Swaps	Pay Fixed Rate Swaps	Total
Balance at January 1, 2001	$ 2,667	$ -0-	$ 2,667
Additions	-0-	-0-	-0-
Maturities	(299)	-0-	(299)
Calls	(307)	-0-	(307)
Terminations	-0-	-0-	-0-
Balance at December 31, 2001	2,061	-0-	2,061
Additions	-0-	-0-	-0-
Maturities	(971)	-0-	(971)
Calls	-0-	-0-	-0-
Terminations	-0-	-0-	-0-
Balance at December 31, 2002	1,090	-0-	1,090
Additions	1,833	750	2,583
Maturities	(290)	-0-	(290)
Calls	-0-	-0-	-0-
Terminations	-0-	-0-	-0-
Balance at December 31, 2003	$ 2,633	$ 750	$ 3,383

increase $13.4 million or 0.9 percent if interest rates gradually increased from then-current rates by 100 basis points over a 12-month period accompanied by a parallel shift in the yield curve, and would decrease $23.4 million or 1.5 percent if interest rates gradually decreased under the same scenario. The decline in asset sensitivity between years reflects the greater proportion of fixed-rate earning assets on the balance sheet at the end of 2003 compared to 2002. The increase was primarily the result of growth in residential mortgages and fixed-rate securities in the investment portfolio. The modest decrease in interest sensitivity between years also reflects management's continued efforts to sustain low interest rate risk.

AmSouth uses derivatives as a cost- and capital-efficient way to hedge interest rate risk associated with assets and liabilities on the balance sheet and anticipated transactions such as mortgage loans to customers who have locked-in interest rates. The decision to use these instruments rather than securities, debt or other balance sheet alternatives depends on many factors including the mix and cost of funding sources, liquidity and capital requirements and interest rate implications.

The primary derivative instruments used by AmSouth to manage interest rate risk are interest rate swaps. An interest rate swap is an agreement between two parties to exchange one interest stream, such as floating rate, for another, such as fixed rate, based on a contractual amount known as the "notional amount." AmSouth uses interest rate swaps to mitigate its exposure to interest rate risk on certain loans, deposits, Federal funds purchased, floating rate bank notes, and long-term debt. At December 31, 2003, AmSouth had interest rate swaps in the notional amount of $3.4 billion. Of these swaps, $1.5 billion of notional value was used to hedge the cash flow of variable-rate commercial loans; $400 million was used to hedge the cash flow of floating rate bank notes; and $350 million was used to hedge the cash flow of Federal funds purchased. The remaining $1.2 billion of notional value of swaps was used to hedge the fair value of fixed-rate certificates of deposit and corporate and bank debt.

While not significant, AmSouth also utilizes forward contracts to protect against changes in interest rates and prices of its mortgages and mortgage pipeline for mortgages which it intends to sell. A portion of these forward contracts is designated as fair value hedges of mortgage loans held-for-sale. The remaining forward contracts are not designated as hedging instruments, but do provide some economic hedging of the mortgage pipeline.

Statement 133 requires the recognition of all derivative instruments as either assets or liabilities in the Statement of Condition at fair value and establishes special accounting treatments for the following types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments, referred to as fair value hedges; hedges of variable cash flows of forecasted transactions, including variable rate instruments, referred to as cash flow hedges; and hedges of foreign currency exposures of net investments in foreign operations. The accounting for each of the three types of hedges essentially results in recognizing earnings or losses to the extent that there is a difference in the offsetting changes in value, or cash flows from, the hedging derivative and the hedged item. If a derivative instrument does not qualify for special hedge accounting treatment, the full change in the fair value of the derivative instrument is reflected in earnings in the period of change. During 2003 and 2002, AmSouth had both fair value hedges and cash flow hedges. See Note 1 and Note 11 to the Consolidated Financial Statements for further discussion of derivatives.

Table 12 summarizes the activity, by notional amount, of derivative financial instruments utilized in the asset and liability management process at AmSouth for the years 2003, 2002 and 2001.

Table 13 summarizes the expected maturities of AmSouth's swap positions at December 31, 2003, and the weighted-average interest rates exchanged on swaps. Both the timing of the maturities and the variable interest payments and receipts vary as certain interest rates change. The maturities and interest rates exchanged are calculated assuming that interest rates remain unchanged from average December 2003 rates. The information presented could change as future interest rates increase or decrease.

We manage the credit risk of these instruments in much the same way as we manage credit risk of our loan portfolios, by establishing credit limits for each counterparty, and through collateral agreements for dealer transactions. For nondealer transactions, the need for collateral is evaluated on an individual transaction basis and is primarily dependent on the financial strength of the counterparty. Credit risk is also reduced significantly by entering into legally enforceable master netting agreements. When we have more than one transaction with a counterparty and there is a legally enforceable master netting agreement in place, the exposure represents the net of the gain and loss positions with that counterparty. The "Credit Risk" section has more information on the management of credit risk.

Prepayment Risk

AmSouth, like most financial institutions, is subject to prepayment risk in falling interest rate environments. Prepayment risk is a significant risk to earnings and specifically to NII (see discussion in section entitled "Net Interest Income" in Management's Discussion and Analysis). For example, in a falling interest rate environment, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refund its obligations at new, lower rates. As loans and other financial assets prepay, AmSouth must reinvest these funds in lower yielding assets. Prepayments of assets carrying higher rates reduce AmSouth's interest income and overall asset yields. Conversely, in a rising rate environment, these assets will prepay at a slower rate resulting in opportunity cost by not having the cash flow to reinvest at higher rates. AmSouth's greatest exposure to prepayment risks primarily rests in its mortgage-backed securities portfolio and mortgage loan portfolio. AmSouth also has prepayment risk associated with its NIR in the form of servicing income on loans sold.

Tools to hedge prepayment risk are limited and generally involve complex derivatives that AmSouth has chosen not to utilize. AmSouth does, however, actively monitor its prepayment exposure as part of its overall NII forecasting and interest rate risk management. During 2003, the impact on AmSouth due to prepayments was primarily reflected in lower NII and asset yields, as higher yielding mortgage loans and mortgage-backed securities prepaid and AmSouth reinvested these funds in mortgage loans and securities with lower interest rates. AmSouth estimates that in 2003 higher loan and securities prepayments resulted in a $40 million decrease in pre-tax NII for the year. For 2004, AmSouth estimates the potential impact of accelerated prepayments on NII to be substantially lower than what was experienced in 2003 due to today's more stable interest rate environment and the expectation of increasing rates in the future.

Liquidity and Off-Balance Sheet Arrangements

AmSouth's goal in liquidity management is to satisfy the cash flow requirements of depositors and borrowers while at the same time meeting its cash flow needs. This is accomplished through the active management of both the asset and liability sides of the balance sheet. The liquidity position of AmSouth is monitored on a daily basis by AmSouth's Treasury Division. In addition, the Asset and Liability Committee reviews liquidity on a regular basis and approves any changes in strategy that are necessary as a result of balance sheet or anticipated cash flow changes. Management also compares, on a monthly basis, AmSouth's liquidity position to established corporate liquidity guidelines. At December 31, 2003, AmSouth was within all of its established guidelines.

TABLE 13 - MATURITIES AND INTEREST RATES EXCHANGED ON SWAPS

	Mature During						
(Dollars in millions)	2004	2005	2006	2007	2008	Thereafter	Total
Receive fixed swaps:							
Notional amount	$ 300	$ 150	$ 33	$ -0-	$1,475	$ 675	$ 2,633
Receive fixed rate	6.23%	6.25%	2.79%	0.00%	3.15%	4.69%	4.07%
Pay LIBOR rate	1.16%	1.17%	1.17%	0.00%	1.16%	1.16%	1.16%
Pay fixed swaps:							
Notional amount	$ -0-	$ 700	$ 50	$ -0-	$ -0-	$ -0-	$ 750
Pay fixed rate	0.00%	2.03%	2.51%	0.00%	0.00%	0.00%	2.06%
Receive variable rate	0.00%	1.10%	1.00%	0.00%	0.00%	0.00%	1.09%

AmSouth has various financial obligations that require future cash payments. The amount and timing of payments required under debt obligations, noncancelable operating leases, time deposit obligations, and purchase obligations are outlined in Table 14. AmSouth also has off-balance sheet commercial commitments to customers that may impact liquidity. These include commitments to extend credit, standby letters of credit and commercial letters of credit. Since many of these commitments expire without being drawn upon, the total amount of commercial commitments does not necessarily represent the future cash flow requirements of AmSouth. Table 14 summarizes AmSouth's commercial commitments at December 31, 2003 and the timing of the expiration of these commitments. See Note 12 to the Consolidated Financial Statements for additional discussion on off-balance sheet commitments and guarantees.

Maintaining adequate credit ratings on AmSouth's debt issues is an important factor for liquidity because it affects the ability of AmSouth to attract funds from various sources on a cost competitive basis. Table 15 summarizes AmSouth's credit ratings at December 31, 2003.

For AmSouth Bank, the primary sources of liquidity on the asset side of the balance sheet are maturities and cash flows from both loans and investments as well as the ability to securitize or sell certain loans and investments. Liquidity on the liability side is generated primarily through growth in core deposits and the ability to obtain economical wholesale funding in national and regional markets through a variety of sources. AmSouth's most commonly used sources of wholesale funding are (1) Federal funds (i.e., the excess reserves of other financial institutions); (2) repurchase agreements, whereby U.S. government and government agency securities are pledged as collateral for short-term borrowings; and (3) pledges of acceptable assets as collateral for public deposits and certain tax collection monies.

In addition to these sources, AmSouth can access other wholesale funding sources such as Eurodollar deposits and certificates of deposit. AmSouth Bank also has the ability to borrow from the FHLB. FHLB advances are competitively priced and are a reliable source of funds. Also, AmSouth Bank maintains a Bank Note program with a borrowing capacity of $3 billion; $650 million was outstanding under the note issuance program at December 31, 2003.

TABLE 14 - CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

	Payments Due By Period				
(Dollars in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Borrowings[1]	$ 10,181,030	$ 2,569,434	$ 900,122	$ 767,352	$ 5,944,122
Operating leases	453,446	51,886	86,024	76,023	239,513
Time deposits[2]	9,096,262	5,906,982	2,756,860	432,420	-0-
Foreign deposits	1,294,123	1,294,123	-0-	-0-	-0-
Purchase obligations[4]	101,881	78,204	20,376	3,301	-0-
Total contractual cash obligations	$ 21,126,742	$ 9,900,629	$ 3,763,382	$ 1,279,096	$ 6,183,635

	Amount of Commitment Expiration Per Period				
(Dollars in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Commercial letters of credit	$ 43,512	$ 37,517	$ 5,995	$ -0-	$ -0-
Standby letters of credit	3,120,022	1,445,831	1,203,905	411,697	58,589
Commitments to extend credit[3]	14,774,474	10,723,571	3,291,386	617,180	142,337
Total commercial commitments	$ 17,938,008	$ 12,206,919	$ 4,501,286	$ 1,028,877	$ 200,926

Notes:

1. All maturities are based on contractual maturities. Excludes $40.9 million of FAS 133 valuation adjustments.
2. Excludes $281 thousand of FAS 133 valuation adjustments.
3. Excludes $3.1 billion of loan commitments under equity lines and $1.5 billion under revolving lines of credit which do not have scheduled expiration dates.
4. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on AmSouth and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The majority of AmSouth's purchase obligations are comprised of commitments related to construction in process and maintenance agreements. This number includes contracts greater than $100,000.

As an additional source of liquidity, AmSouth periodically sells commercial loans to qualifying special purpose entities called conduits in securitization transactions. The conduits are financed by the issuance of securities to asset-backed commercial paper issuers. The transactions are accounted for as sales under Statement of Financial Accounting Standards No. 140. These transactions allow AmSouth to utilize its balance sheet capacity and capital for higher yielding, interest-earning assets, while continuing to manage the customer relationship. At December 31, 2003, the outstanding balance of commercial loans sold to conduits was $711 million. While no longer utilized as a source of funding, AmSouth, in prior years, also sold residential mortgages and dealer indirect automobile loans to third-party conduits. The remaining outstanding balances associated with these transactions were $811 million of residential mortgages and $81 million of dealer indirect automobile loans.

While the conduit transactions have been a source of funding, these off-balance sheet arrangements have the potential to require AmSouth to provide funding to the conduits in the event of a liquidity shortage. AmSouth provides credit enhancements to these securitizations by providing standby letters of credit, which create exposure to credit risk to the extent of the letters of credit. At December 31, 2003, AmSouth had letters of credit supporting the conduit sales with a total value of $93.4 million. This credit risk is reviewed quarterly and a reserve for loss exposure is maintained in other liabilities.

AmSouth also provides liquidity lines of credit to support the issuance of commercial paper under 364-day commitments. These liquidity lines can be drawn upon in the unlikely event of a commercial paper market disruption or other factors, such as credit rating downgrades of one of the asset-backed commercial paper issuers or AmSouth as the provider of the credit support, which could prevent the asset-backed commercial paper issuers from being able to issue commercial paper. At December 31, 2003, AmSouth had liquidity lines of credit supporting these transactions of $1.6 billion. To date, there have been no drawdowns of the liquidity lines; however, AmSouth includes this liquidity risk in its monthly liquidity risk analysis to ensure that it would have sufficient sources of liquidity to meet demand. AmSouth also reviews the impact of the drawdown of these liquidity lines on its regulatory capital requirements. As of December 31, 2003, this analysis showed that AmSouth would retain its well-capitalized position even if the liquidity lines were completely drawn down.

At December 31, 2003, AmSouth Bancorporation as the Holding Company for AmSouth Bank, had available a $25 million line of credit subject to certain terms agreed upon by AmSouth Bancorporation and an unaffiliated lender. This arrangement is reviewed annually for renewal of the credit line. The main source of funding for the Holding Company to meet its liquidity requirement is provided through regular dividends from its subsidiary, AmSouth Bank. In 2003, AmSouth Bank paid the Holding Company a total of $629 million in dividends. During 2004, AmSouth Bank can pay dividends to the Holding Company of up to $21.3 million plus 2004 net income without prior regulatory approval.

Credit Risk Management Process and Loan Quality

AmSouth manages and controls risk in the loan portfolio through adherence to consistent underwriting and account administration standards established by senior management, combined with a commitment to producing quality assets. AmSouth has written credit policies which establish underwriting standards, exposure limits and other limits or standards as deemed necessary and prudent. Also included in the policy are various approval levels, ranging from the branch or department level to those which are more centralized, primarily based on size and type of loan. AmSouth maintains a diversified portfolio intended to spread its risk and reduce its exposure to economic downturns, which may occur in different segments of the economy or in particular industries. Industry and loan type diversification is reviewed quarterly.

Commercial real estate loans are categorized by the type of collateral. Owner-occupied properties include mortgages where the borrower is a primary tenant, such as factory or warehouse loans. Nonowner-occupied lending represents those loans where the primary source of repayment is anticipated to come from the proceeds from the sale or rental income generated by the property which generally has inherently more risk than owner-occupied lending.

Each commercial loan recorded at AmSouth is assigned a risk rating on a 13-point numerical scale by a loan officer using established credit policy guidelines. Consumer loan portfolios are assigned risk ratings based on a 9-point scale and are based on the type of loan and its payment performance. All risk ratings are subject to review by an independent Credit Review Department. In addition, regular reports are made to senior management and the Board of Directors regarding the credit quality of the loan portfolio as well as trends in the portfolio.

The credit function includes designated credit officers, some of whom are industry specialists and all of whom are organizationally independent of the production areas. They oversee the loan approval process, ensure adherence to credit policies and monitor efforts to reduce nonperforming and classified assets. Additionally, a centralized Special Assets Department handles resolution and disposition of certain problem loans. Risk in the consumer loan portfolio is further managed through the utilization of both standard and customized credit scoring and in-depth analysis of portfolio components. In addition, the consumer collection function is centralized and automated to ensure timely collection of accounts and efficient management of the risk associated with delinquent accounts. In 2002, a new Portfolio Risk Management unit was established within the credit function to help manage the risk of loss in the different portfolios as well as the volatility of that risk under different economic scenarios.

Finally, AmSouth's independent Credit Review Department performs ongoing independent reviews of the risk management process, risk ratings and documentation supporting the Allowance for Loan Losses. The results of its examinations are reported quarterly to the Audit Committee of the Board of Directors.

Nonperforming Assets – Management closely monitors loans and other assets that are classified as nonperforming assets. Nonperforming assets include nonaccrual loans (i.e., loans which are still reflected in the loan portfolio but for which no interest income is being recorded), restructured loans, foreclosed properties, and repossessions. Commercial loans are generally placed on nonaccrual status if full collection of principal and interest becomes unlikely (even if all payments are current) or if the loan is delinquent in principal or interest payments for 90 days or more, unless the loan is well-secured and in the process of collection. The nonaccrual status of consumer loans secured by residential mortgages is not only based on the number of days past due but also on the value of the residential property securing the loan. All other consumer loans are charged off in a timely fashion according to regulatory guidelines and, therefore, do not need to be placed on nonaccrual status based solely on days past due. The

TABLE 15 - CREDIT RATINGS

	Moody's	Standard & Poor's	Fitch
AmSouth Bancorporation			
7.75% Subordinated Notes Due 2004	A3	BBB+	BBB+
6.625% Subordinated Notes Due 2005	A3	BBB+	BBB+
6.125% Subordinated Notes Due 2009	A3	BBB+	BBB+
6.75% Subordinated Debentures Due 2025	A3	BBB+	BBB+
7.25% Senior Notes Due 2006	A2	A-	A-
Commercial paper	P-1	A-2	F1
AmSouth Bank			
4.85% Subordinated Notes Due 2013	A2	A-	-
6.45% Subordinated Notes Due 2018	A2	A-	-
Certificates of deposit	A1	A	A
Short-term counterparty	P-1	A-1	F1
Long-term counterparty	A1	A	A
Financial Strength Rating	B	-	B

Table reflects ratings as of December 31, 2003.


ASSET QUALITY TRENDS
($ in millions)
$162
$196
$191
$197
$148
0.61%
0.80%
0.76%
0.72%
0.50%
99
00
01
02
03
Nonperforming Assets/Loans
Nonperforming Assets ($ in millions)

Special Assets Department manages collection of commercial and business banking nonperforming loans and all foreclosed properties. The Consumer Collections Department manages the collection of consumer loans.

The graph entitled Asset Quality Trends and Table 16 provide trend information and detailed components of nonperforming assets for each of the last five years. For all periods presented in Table 16, AmSouth did not have any nonperforming assets considered restructured loans. Table 17 presents nonperforming loans as a percentage of ending loans and net charge-offs as a percentage of average net loans by category for December 31, 2003, and 2002.

As outlined in Table 17, the level of nonperforming loans improved in 2003, primarily due to a decrease in nonperforming commercial and commercial real estate loans. That decrease is due to both the improving economy in 2003 and AmSouth's efforts in recent years to strengthen commercial credit quality. The level of nonperforming consumer loans increased due to growth in residential mortgage lending during the year.

At December 31, 2003 and 2002, AmSouth had approximately $29.3 million and $33.0 million, respectively, of potential problem commercial loans which were not included in the nonaccrual loans or in the accruing loans 90 days past due categories at year-end but for which management had concerns as to the ability of such borrowers to comply with their present loan repayment terms. Of the $33.0 million in 2002, only $6.2 million remained categorized as potential problem loans at December 31, 2003. The remaining balance either migrated to nonperforming status or was no longer considered a potential problem loan. The lower level of potential problem loans at December 31, 2003, is reflective of an overall improvement in commercial asset quality during 2003.

Allowance for Loan Losses – A detailed schedule of the allowance for loan losses is included in Table 19. AmSouth maintains an allowance for loan losses which it believes is adequate to absorb losses inherent in the loan portfolio. Although management considers the allowance

TABLE 16 - NONPERFORMING ASSETS

(Dollars in thousands)	December 31 2003	2002	2001	2000	1999
Nonaccrual loans	$ 110,153	$ 158,829	$ 159,274	$ 179,659	$ 141,134
Foreclosed properties	32,616	33,828	27,443	12,360	17,767
Repossessions	4,986	4,346	4,365	4,259	2,644
Total nonperforming assets*	$ 147,755	$ 197,003	$ 191,082	$ 196,278	$ 161,545
Nonperforming assets* to loans net of unearned income, foreclosed properties and repossessions	0.50%	0.72%	0.76%	0.80%	0.61%
Accruing loans 90 days past due	$ 67,460	$ 91,045	$ 116,576	$ 85,410	$ 61,050

*Exclusive of accruing loans 90 days past due

for loan losses to be adequate based on information currently available, the allowance may be increased or decreased in the future based on the mix and level of loan balances outstanding, changes in the credit quality of the loan portfolio, trends in credit losses, changes in general economic conditions, or changes in other risk factors.

The allowance for loan losses consists of three components that are calculated based on various independent methodologies. Each component of the allowance for loan losses represents an estimation performed pursuant to either Statement of Financial Accounting Standards No. 5 or Statement No. 114. Management's estimate of each allowance for credit losses component is based on certain observable data that management believes is the most reflective of the underlying credit losses being estimated. The three components include the following: (1) allowances established on specific loans, (2) general allowances based on historical loan loss experience and current trends and (3) allowances based on general economic conditions and other risk factors in AmSouth's markets. A formal review is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses.

The specific allowance is based on a regular analysis of impaired commercial and commercial real estate loans. Within this group, every nonaccrual loan in excess of $500,000 is reviewed by AmSouth's Special Assets Department for a specific allocation. The specific

TABLE 17 - NONPERFORMING LOANS AND NET CHARGE-OFFS/(RECOVERIES)

	Nonperforming Loans*				Net Charge-offs/(Recoveries)			
(Dollars in thousands)	December 31 2003	% of Ending Loans** per Category	December 31 2002	% of Ending Loans** per Category	December 31 2003	% of Average Loans** per Category	December 31 2002	% of Average Loans** per Category
Commercial:								
Commercial and industrial	$ 46,826	0.89%	$ 79,830	1.55%	$ 46,734	0.89%	$ 60,204	1.18%
Commercial loans secured by real estate	19,920	0.98	15,160	0.88	1,338	0.07	458	0.03
Commercial leases	3,277	0.17	9,853	0.55	1,818	0.10	11,315	0.68
Total commercial	70,023	0.76	104,843	1.21	49,890	0.56	71,977	0.85
Commercial real estate mortgages	3,548	0.15	19,393	0.84	2,453	0.10	677	0.03
Real estate construction	7,581	0.33	9,325	0.45	1,233	0.06	3,008	0.13
Total commercial real estate	11,129	0.24	28,718	0.65	3,686	0.08	3,685	0.08
Consumer:								
Residential first mortgages	15,987	0.44	12,030	0.43	2,475	0.07	2,656	0.13
Equity loans and lines	12,652	0.18	12,517	0.20	36,925	0.55	29,558	0.50
Dealer indirect	21	0.00	197	0.01	40,842	1.10	50,201	1.38
Revolving credit	-0-	0.00	-0-	0.00	23,342	4.42	23,556	4.57
Other consumer	341	0.06	524	0.06	13,995	1.78	13,945	1.45
Total consumer	29,001	0.19	25,268	0.18	117,579	0.78	119,916	0.92
	$110,153	0.38%	$ 158,829	0.58%	$171,155	0.60%	$ 195,578	0.75%

* Exclusive of accruing loans 90 days past due
** Net of unearned income

allowance established for these impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

The general allowance is determined by an allowance factor for each product within the portfolio. These general allowance factors are updated and reviewed at least quarterly by senior credit management and are based on historical net charge-off rates and current loan charge-off trends. The analysis examines loss experience in relation to internal loan grades. A quarterly charge-off trend analysis is completed for homogeneous loan categories. Specific homogeneous consumer loan pools include: direct loan, bankcard, other revolving loans, indirect automobile loans, residential first mortgages, and home equity lending. Commercial, commercial real estate and business banking loans not reviewed for specific reserves are included in the general allowance calculation of the allowance.

The review of general economic conditions and other risk factors on the losses inherent in the portfolio is based on the effect of marketplace conditions and/or events that could affect loan repayment. This element inherently involves a higher degree of uncertainty as it requires management to estimate the impact that economic trends, legislative actions or other unique market and/or portfolio issues may have on estimated credit losses. For example, in assessing economic risks in the marketplace, management might consider local unemployment trends, population shifts within the region, real estate absorption rates, and expansion and contraction plans for major employers. Consideration of other risk factors typically includes such

TABLE 18 - ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31, 2003		December 31, 2002	
(Dollars in thousands)	Allowance Allocation	Percentage of Loans in Each Category to Total Loans	Allowance Allocation	Percentage of Loans in Each Category to Total Loans
Commercial:				
Commercial and industrial	$ 91,635	17.9%	$ 104,362	18.8%
Commercial secured by real estate	29,212	6.9	24,868	6.3
Commercial leases	17,088	6.7	13,355	6.5
Total commercial	137,935	31.5	142,585	31.6
Commercial real estate:				
Commercial real estate mortgages	24,628	8.0	25,278	8.4
Real estate construction	33,846	8.0	30,235	7.7
Total commercial real estate	58,474	16.0	55,513	16.1
Consumer:				
Residential first mortgages	3,646	12.4	2,794	10.2
Equity loans and lines	43,757	23.9	31,218	23.3
Dealer indirect	48,735	12.3	54,105	13.6
Revolving credit	31,359	1.9	28,919	2.0
Other consumer	9,591	2.0	15,146	3.2
Total consumer	137,088	52.5	132,182	52.3
Unallocated	50,627	-	51,299	-
	$ 384,124	100.0%	$ 381,579	100.0%

issues as recent loss experience in specific portfolio segments, trends in loan quality, changes in account acquisition strategy or market focus, concentrations of credit and bank regulatory results together with any internal administrative risk factors. The Chief Credit Officer reviews these conditions quarterly with executive management. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment, as of the evaluation date, management's estimate of the effect of such condition may be reflected as a specific allowance applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's evaluation of the inherent loss related to such condition is reflected in the unallocated allowance.

Concentrations of credit may affect inherent losses in the loan portfolio and the level of the allowance. Concentrations typically involve large exposures to a single borrower or affiliated group of borrowers, the aggregate of exposures to borrowers in the same industry or supported by the same type of collateral, and concentrations by geographic area. AmSouth's credit portfolio is well diversified between commercial and consumer loans and by industry within the commercial loan category.

In the commercial portfolio, house limits have been established to control concentrations to single borrowers. Exposures greater than $25 million are actively monitored by senior management to ensure they present minimal credit risk to the Company. Total commercial loans are diversified by industry with no concentration greater than 5 percent of the total loan portfolio. The largest concentrations

December 31, 2001		December 31, 2000		December 31, 1999	
Allowance Allocation	Percentage of Loans in Each Category to Total Loans	Allowance Allocation	Percentage of Loans in Each Category to Total Loans	Allowance Allocation	Percentage of Loans in Each Category to Total Loans
$ 114,037	21.0%	$ 134,499	24.5%	$ 103,876	26.4%
25,274	6.7	23,018	7.2	24,924	7.8
12,655	6.4	10,329	5.2	6,183	3.9
151,966	34.1	167,846	36.9	134,983	38.1
23,722	8.5	31,238	9.5	29,999	8.7
33,633	9.4	36,760	10.2	42,067	9.2
57,355	17.9	67,998	19.7	72,066	17.9
1,666	6.6	2,445	5.5	3,010	6.5
20,232	21.5	14,843	18.9	11,113	14.7
45,658	13.5	32,291	12.1	44,916	15.8
26,038	2.1	24,885	2.1	18,879	1.9
15,143	4.3	12,761	4.8	15,344	5.1
108,737	48.0	87,225	43.4	93,262	44.0
45,549	-	57,365	-	54,368	-
$ 363,607	100.0%	$ 380,434	100.0%	$ 354,679	100.0%

are in the transportation industry representing 4.6 percent of the total loan portfolio, retail at 3.6 percent and commercial services and supplies at 2.7 percent. The majority of the transportation exposure represents commercial leases and is to AA and better investment grade entities. The nonowner-occupied commercial real estate component of the portfolio is diversified by property type and geography and makes up 10 percent of the total loan portfolio.

In the consumer portfolio, AmSouth has emphasized loans secured by real estate because historical loss experience in that collateral type has been lower and less volatile than others. As of December 31, 2003, the portfolio included $10.6 billion in loans secured by residential real estate representing 36 percent of total loans, up from 33 percent of total loans in 2002. These loans are geographically dispersed across AmSouth's markets.

Exposures to these concentrations and others, together with current and future expected performance are analyzed in the final determination of the allowance for loan losses.

AmSouth's Credit Administration Department prepares a comprehensive analysis of the allowance for loan losses on a quarterly basis. The review is presented to and approved by senior management and subsequently reviewed and approved by the Audit Committee of the Board of Directors.

The overall level of allowance at December 31, 2003, versus December 31, 2002, reflected the impact of loan growth during 2003, a higher proportion of residential mortgage loans on the balance sheet, which carry inherently lower loss risk and overall improvement in credit quality indicators. The allocation of the allowance for loan losses can be found in Table 18.

2003 Loan Loss Allowance Allocation – The allowance allocated to commercial and industrial loans decreased by 12.2 percent in 2003. This decrease reflected lower levels of nonaccrual and classified loans within the commercial and industrial portfolio, while the increase in the allowance associated with commercial leasing reflected a higher level of classified leases. The increase in the allowance allocated to commercial loans secured by real estate and construction loans primarily reflected loan growth in these categories during 2003. The allowance allocated to real estate mortgages was relatively flat in 2003 compared to 2002.

On the consumer side of the portfolio, the allowance allocated to residential mortgages reflected the overall growth in this portfolio during 2003. The higher allocation of allowance to home equity loans was the result of higher loss factors applied to the home equity category and associated with higher charge-offs, and loan growth during the year. The decline in the allocation to dealer indirect loans reflected lower charge-offs and a decline in the balance of dealer indirect loans during 2003. The allocation to revolving credit loans increased in 2003 due to higher loss rates applied to bankcard loans. The allocation to other consumer loans declined reflecting the sale of student loans during 2003 and lower loss factors applied to the consumer direct lending portfolio. The unallocated allowance was relatively flat between years and reflects general economic uncertainty, the current level of consumer leverage, continued sluggishness in job growth, and a higher level of inherent losses associated with growth in the loan portfolio, offset somewhat by a reduction in the volatility of credit losses.

2002 Loan Loss Allowance Allocation – The overall level of allowance at December 31, 2002, versus December 31, 2001, reflected loan growth during 2002, partially offset by a reduction in risk associated with declining syndicated loans. The allowance allocated to commercial and industrial loans decreased by 8.5 percent in 2002.


ALLOWANCE FOR LOAN LOSSES
1.35%
1.55%
1.45%
1.40%
1.31%
251%
212%
228%
240%
349%
99
00
01
02
03
Allowance/Nonperforming Loans
Allowance to Net Loans

TABLE 19 – ALLOWANCE FOR LOAN LOSSES

(Dollars in thousands)	2003	2002	2001	2000	1999
Balance at January 1	$ 381,579	$ 363,607	$ 380,434	$ 354,679	$ 370,065
Loans charged off:					
Commercial and industrial	(57,017)	(66,406)	(100,133)	(40,138)	(41,927)
Commercial loans secured by real estate	(1,726)	(1,137)	(6,668)	(14,617)	(2,539)
Commercial leases	(2,311)	(11,315)	(4,475)	(152)	(1,286)
Total commercial	(61,054)	(78,858)	(111,276)	(54,907)	(45,752)
Commercial real estate mortgages	(2,823)	(883)	(1,323)	(312)	(2,627)
Commercial real estate construction	(1,287)	(3,105)	(832)	(1,031)	(1,907)
Total commercial real estate	(4,110)	(3,988)	(2,155)	(1,343)	(4,534)
Residential first mortgages	(2,518)	(2,989)	(2,341)	(1,114)	(4,346)
Equity loans and lines	(39,717)	(31,918)	(18,157)	(10,524)	(5,137)
Dealer indirect	(63,259)	(72,578)	(68,210)	(71,659)	(48,504)
Revolving credit	(26,205)	(26,093)	(24,727)	(19,650)	(19,715)
Other consumer	(23,195)	(21,501)	(23,020)	(19,191)	(20,299)
Total charge-offs	(220,058)	(237,925)	(249,886)	(178,388)	(148,287)
Recoveries of loans previously charged off:					
Commercial and industrial	10,283	6,202	5,094	6,709	10,816
Commercial loans secured by real estate	388	679	1,800	3,391	365
Commercial leases	493	-0-	-0-	-0-	178
Total commercial	11,164	6,881	6,894	10,100	11,359
Commercial real estate mortgages	370	206	311	522	561
Commercial real estate construction	54	97	508	368	767
Total commercial real estate	424	303	819	890	1,328
Residential first mortgages	43	333	273	127	505
Equity loans and lines	2,792	2,360	2,046	1,683	505
Dealer indirect	22,417	22,377	23,891	29,141	19,173
Revolving credit	2,863	2,537	3,383	3,750	3,762
Other consumer	9,200	7,556	8,653	8,346	8,749
Total recoveries	48,903	42,347	45,959	54,037	45,381
Net charge-offs	(171,155)	(195,578)	(203,927)	(124,351)	(102,906)
Addition to allowance charged to expense	173,700	213,550	187,100	227,600	165,626
Allowance sold	-0-	-0-	-0-	(74,591)	(2,000)
Allowance transferred to other liabilities	-0-	-0-	-0-	(2,903)	(5,106)
Allowance transferred to loans held for sale	-0-	-0-	-0-	-0-	(71,000)
Balance at December 31	$ 384,124	$ 381,579	$ 363,607	$ 380,434	$ 354,679
Loans net of unearned income, outstanding at end of period	$ 29,339,364	$ 27,350,918	$ 25,124,493	$ 24,616,435	$ 26,266,759
Average loans net of unearned income, outstanding for the period	$ 28,511,159	$ 25,921,769	$ 24,763,798	$ 25,879,910	$ 25,471,295
Ratios:					
Allowance at end of period to loans net of unearned income	1.31%	1.40%	1.45%	1.55%	1.35%
Allowance at end of period to nonperforming loans*	348.72	240.25	228.29	211.75	251.31
Net charge-offs to average loans net of unearned income	0.60	0.75	0.82	0.48	0.40
Allowance as a percentage of net charge-offs	224.4	195.1	178.3	305.9	344.7

* Exclusive of accruing loans 90 days past due

This decrease reflected a lower level of impaired and classified loans within the commercial portfolio. The decrease in the allowance allocated to commercial loans secured by real estate and construction loans reflected lower nonaccruing loans in these categories. The increase in the allowance allocated to real estate mortgages reflected an increase in classified and nonaccruing loans.

On the consumer side of the portfolio, the allowance allocated to residential mortgages reflected the overall growth in this portfolio compared to December 31, 2001. The higher allowance allocation for equity lending, dealer indirect and revolving credit loans reflected higher loan balances in these areas. The increase in all other categories of consumer loans reflected an increase in net charge-offs and higher loss factors being applied to these portfolios. In addition, the increase of $5.8 million in the unallocated allowance reflected the general economic weakness in 2002, and the impact of continued weakness on the loan portfolio, the performance of which normally lags that of the economy as a whole.

LINE OF BUSINESS RESULTS

AmSouth segregates financial information used to assess its performance and allocate resources based on three reportable segments. The three reportable segments include:

- Consumer Banking,
- Commercial Banking, and
- Wealth Management.

The financial performance for each segment is determined based on the Company's management accounting process, which assigns balance sheet and income statement items to each segment based on managerial responsibility. Segments are also defined by customer base and product type. Performance of the operating segments reflects the management process and structure of AmSouth and is not necessarily comparable with similar information for any other financial institution. Selected financial information and a description of the methodologies used to measure the financial performance of the business segments are presented in Note 20 to the Consolidated Financial Statements.

Consumer Banking delivers a full range of financial services to individuals and small businesses through the retail branch and ATM networks, Telephone Banking and the Internet. Services include loan and deposit products designed to meet the personal finance needs of consumers and the financial needs of small businesses and their owners. The increase in net income in the Consumer Banking segment in 2003 reflected the continued success of AmSouth's strategic initiatives to grow the Consumer and Business Banking businesses.

In 2003, the Consumer Banking segment produced net income totaling $428.0 million compared to $391.5 million in 2002. The increase over 2002 was the result of higher NIR and NII, partially offset by higher NIE. The increase in NIR was a result of higher revenues from service charges on deposit accounts, mortgage income, and income from interchange and bankcard businesses. Growth in NII was driven by higher levels of consumer loans and deposit growth. The increase in NIE represented the costs associated with the generation of higher mortgage revenues and branch expansion during 2003.

Commercial Banking provides corporate lending, leasing, international, capital markets, and corporate cash management services to large and middle-market corporate customers. In 2003, Commercial Banking contributed $198.9 million of net income versus $174.8 million in 2002. The higher level of income in 2003 was primarily associated with a higher level of NII and a lower provision for loan losses reflecting improving commercial loan credit quality. The increase in NII reflected lower funding costs as a result of growth in commercial deposits.

Wealth Management provides financial and estate planning, investment management services for both institutional and individual clients, trust services, annuity and mutual fund product distribution through the branches, and discount brokerage services. Producing fee-based income and revenues associated with loans and deposits of Wealth Management customers, this area contributed net income of $64.6 million in 2003 compared to $67.3 million in 2002. The decrease in net income was the result of lower levels of NIR associated with trust and consumer investment services. The decrease was somewhat offset by an increase in NII associated with growth in loans and deposits of private client services (PCS) customers. Revenues and expenses associated with PCS customers' loans and deposit balances for segment reporting purposes are included in the Wealth Management results because the Wealth Management group is principally responsible for maintaining relationships with these customers. However, revenues associated with these loans and deposits are also included in either Commercial or Consumer Banking's results based on the loan or deposit type. These shared revenues and expenses are reversed within Treasury & Other to eliminate the double counting.

Treasury & Other represents balance sheet management activities, corporate overhead, unallocated revenues such as BOLI, and other nonrecurring gains, losses or special charges. Treasury & Other does not represent a banking line of business, but encompasses all other activities supporting the business segments.

FORWARD-LOOKING STATEMENTS

Statements made in this document which are not purely historical are forward-looking statements as defined in the "Private Securities Litigation Reform Act of 1995," including any statements regarding descriptions of management's plans, objectives or goals for future operations, products or services, and forecasts of its revenues, earnings or other measures of performance.

Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. A number of factors – many of which are beyond AmSouth's control – could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Such factors include, but are not limited to: the execution of AmSouth's strategic initiatives; legislation and regulation; general economic conditions, especially in the Southeast; the performance of the stock and bond markets; changes in interest rates, yield curves and interest rate spread relationships; prepayment speeds within the loan and investment security portfolios; deposit flows; the cost of funds; cost of federal deposit insurance premiums; demand for loan products; demand for financial services; competition; changes in the quality or composition of AmSouth's loan and investment portfolios including capital market inefficiencies that may affect the marketability and valuation of available-for-sale securities; changes in accounting and tax principles, policies or guidelines; other economic, competitive, governmental, and regulatory factors affecting AmSouth's operations, products, services, and prices; unexpected judicial actions and developments; results of investigations, examinations and reviews of regulatory and law enforcement authorities; and the outcome of litigation, which is inherently uncertain and depends on the findings of judges and juries. To the extent that terrorist attacks or other hostilities, including geopolitical conflicts, cause a prolonged negative impact on the economy, the effects may include: adverse changes in customers' borrowing, investing or spending patterns; market disruptions; adverse effects on the performance of the United States and foreign equity markets; currency fluctuations; exchange controls; restriction of asset growth; negative effects on credit quality; and other effects that could adversely impact the performance, earnings and revenue growth of the financial services industry, including AmSouth.

Forward-looking statements speak only as of the date they are made. AmSouth does not undertake a duty to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

The management of AmSouth is responsible for the content and integrity of the financial statements and all other financial information included in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis to reflect, in all material respects, the substance of events and transactions that should be included, and that the other financial information in the annual report is consistent with those financial statements. The financial statements necessarily include amounts that are based on management's best estimates and judgements.

Management maintains and depends upon AmSouth's accounting systems and related systems of internal controls. The internal control systems are designed to ensure that transactions are properly authorized and recorded in the corporation's financial records and to safeguard the corporation's assets from material loss or misuse. The corporation maintains an internal audit staff which monitors compliance with the corporation's systems of internal controls and reports to management and to the Audit Committee of the Board of Directors.

The Audit Committee of the Board of Directors, composed solely of outside directors, has responsibility for recommending to the Board of Directors the appointment of the independent auditors for AmSouth. The committee meets periodically with the internal auditors and the independent auditors to review the scope and findings of their respective audits. The internal auditors, independent auditors and management each have full and free access to meet privately as well as together with the Committee to discuss internal controls, accounting, auditing, or other financial reporting matters.

The consolidated financial statements of AmSouth have been audited by Ernst & Young LLP, independent auditors, who were engaged to express an opinion as to the fairness of presentation of such financial statements.



C. Dowd Ritter
Chairman, President and
Chief Executive Officer



Beth E. Mooney
Senior Executive Vice President and
Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
AmSouth Bancorporation

We have audited the accompanying consolidated statements of condition of AmSouth Bancorporation and subsidiaries (AmSouth) as of December 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmSouth Bancorporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the Consolidated Financial Statements at December 31, 2003, AmSouth changed its consolidation policy and, in 2002 changed its method of accounting for goodwill.

Ernst & Young LLP

Birmingham, Alabama
February 17, 2004

AMSOUTH BANCORPORATION AND SUBSIDIARIES
Consolidated Statement of Condition

(Dollars in thousands)	December 31 2003	December 31 2002
Assets		
Cash and due from banks	$ 1,163,986	$ 1,221,985
Federal funds sold and securities purchased under agreements to resell	-0-	26,018
Trading securities	2,721	47,964
Available-for-sale securities	7,125,971	4,744,866
Held-to-maturity securities (market value of $4,948,556 and $4,552,727, respectively)	4,928,195	4,425,053
Loans held for sale	102,292	19,909
Loans	30,088,814	28,062,413
Less: Allowance for loan losses	384,124	381,579
Unearned income	749,450	711,495
Net loans	28,955,240	26,969,339
Other interest-earning assets	40,218	63,812
Premises and equipment, net	964,692	838,906
Cash surrender value – bank-owned life insurance	1,065,996	1,016,288
Accrued interest receivable and other assets	1,266,205	1,197,132
	$ 45,615,516	$ 40,571,272
Liabilities and Shareholders' Equity		
Deposits and interest-bearing liabilities:		
Deposits:		
Noninterest-bearing demand	$ 6,273,835	$ 5,494,657
Interest-bearing checking	6,183,832	5,470,243
Money market and savings deposits	7,592,020	7,270,541
Time	6,278,053	6,384,206
Certificates of deposit of $100,000 or more	2,818,490	2,055,314
Foreign	1,294,123	640,663
Total deposits	30,440,353	27,315,624
Federal funds purchased and securities sold under agreements to repurchase	2,026,253	1,769,547
Other borrowed funds	343,202	151,018
Long-term Federal Home Loan Bank advances	5,737,952	5,838,268
Other long-term debt	2,114,482	1,051,015
Total deposits and interest-bearing liabilities	40,662,242	36,125,472
Accrued expenses and other liabilities	1,723,605	1,329,803
Total liabilities	$ 42,385,847	$ 37,455,275
Shareholders' equity:		
Preferred stock – no par value:		
Authorized – 2,000,000 shares; Issued and outstanding – none	-0-	-0-
Common stock – par value $1 a share:		
Authorized – 750,000,000 shares		
Issued – 416,878,000 and 416,909,000 shares, respectively	416,878	416,909
Capital surplus	715,663	706,081
Retained earnings	3,228,533	2,951,430
Cost of common stock in treasury – 64,987,000 and 63,485,000 shares, respectively	(1,076,644)	(1,045,428)
Deferred compensation on restricted stock	(14,501)	(15,954)
Accumulated other comprehensive (loss)/income	(40,260)	102,959
Total shareholders' equity	3,229,669	3,115,997
	$ 45,615,516	$ 40,571,272

See notes to consolidated financial statements.

AMSOUTH BANCORPORATION AND SUBSIDIARIES
Consolidated Statement of Earnings

(In thousands except per share data)	Years Ended December 31 2003	2002	2001
Interest Income			
Loans	$ 1,552,202	$ 1,656,285	$ 1,930,640
Available-for-sale securities	312,338	335,622	325,854
Held-to-maturity securities	215,202	245,469	283,581
Trading securities	139	1,367	379
Loans held for sale	4,525	10,254	17,079
Federal funds sold and securities purchased under agreements to resell	1,657	3,559	44,431
Other interest-earning assets	388	1,560	4,414
Total interest income	2,086,451	2,254,116	2,606,378
Interest Expense			
Interest-bearing checking	29,086	45,556	99,318
Money market and savings deposits	46,310	75,503	170,392
Time deposits	200,109	241,013	407,071
Certificates of deposit of $100,000 or more	67,672	70,727	125,919
Foreign deposits	7,606	5,894	9,813
Federal funds purchased and securities sold under agreements to repurchase	20,554	27,693	72,888
Other borrowed funds	4,177	3,898	8,988
Long-term Federal Home Loan Bank advances	253,148	272,339	291,192
Other long-term debt	43,154	38,853	54,075
Total interest expense	671,816	781,476	1,239,656
Net Interest Income	1,414,635	1,472,640	1,366,722
Provision for loan losses	173,700	213,550	187,100
Net Interest Income After Provision for Loan Losses	1,240,935	1,259,090	1,179,622
Noninterest Revenues			
Service charges on deposit accounts	337,945	289,226	258,089
Trust income	103,657	105,428	112,078
Consumer investment services income	69,410	77,793	95,387
Other noninterest revenues	344,766	266,914	282,668
Total noninterest revenues	855,778	739,361	748,222
Noninterest Expenses			
Salaries and employee benefits	638,843	584,264	566,288
Net occupancy expense	133,479	118,548	113,174
Equipment expense	116,703	118,729	122,621
Other noninterest expenses	316,552	305,081	355,149
Total noninterest expenses	1,205,577	1,126,622	1,157,232
Income Before Income Taxes	891,136	871,829	770,612
Income taxes	265,015	262,682	234,266
Net Income	$ 626,121	$ 609,147	$ 536,346
Average common shares outstanding	350,237	358,176	367,404
Earnings per common share	$ 1.79	$ 1.70	$ 1.46
Diluted average common shares outstanding	354,308	362,329	370,948
Diluted earnings per common share	$ 1.77	$ 1.68	$ 1.45

See notes to consolidated financial statements.

AMSOUTH BANCORPORATION AND SUBSIDIARIES
Consolidated Statement of Shareholders' Equity

(In thousands)	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Deferred Compensation on Restricted Stock	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT JANUARY 1, 2001	$ 416,941	$ 691,677	$ 2,466,048	$ (651,328)	$ (2,381)	$ (107,550)	$ 2,813,407
Comprehensive income:							
Net income	-0-	-0-	536,346	-0-	-0-	-0-	536,346
Other comprehensive income, net of tax:							
Cumulative effect of accounting change (net of $6,324 tax expense)	-0-	-0-	-0-	-0-	-0-	32,262	32,262
Changes in unrealized gains on derivative instruments (net of $6,959 tax expense)	-0-	-0-	-0-	-0-	-0-	12,918	12,918
Changes in unrealized gains and losses on securities, net of reclassification adjustment (net of $33,909 tax expense)	-0-	-0-	-0-	-0-	-0-	87,371	87,371
Comprehensive income							668,897
Cash dividends declared	-0-	-0-	(316,119)	-0-	-0-	-0-	(316,119)
Common stock transactions:							
Employee stock plans	(10)	8,040	(7,998)	54,496	(14,243)	-0-	40,285
Dividend reinvestment	-0-	146	(344)	10,840	-0-	-0-	10,642
Purchase of common stock	-0-	-0-	-0-	(262,013)	-0-	-0-	(262,013)
BALANCE AT DECEMBER 31, 2001	416,931	699,863	2,677,933	(848,005)	(16,624)	25,001	2,955,099
Comprehensive income:							
Net income	-0-	-0-	609,147	-0-	-0-	-0-	609,147
Other comprehensive income, net of tax:							
Changes in unrealized gains on derivative instruments (net of $4,880 tax benefit)	-0-	-0-	-0-	-0-	-0-	(9,063)	(9,063)
Changes in unrealized gains and losses on securities, net of reclassification adjustment (net of $33,445 tax expense)	-0-	-0-	-0-	-0-	-0-	87,021	87,021
Comprehensive income							687,105
Cash dividends declared	-0-	-0-	(320,129)	-0-	-0-	-0-	(320,129)
Common stock transactions:							
Employee stock plans	(22)	6,105	(15,517)	64,858	670	-0-	56,094
Dividend reinvestment	-0-	113	(4)	9,823	-0-	-0-	9,932
Purchase of common stock	-0-	-0-	-0-	(272,104)	-0-	-0-	(272,104)
BALANCE AT DECEMBER 31, 2002	416,909	706,081	2,951,430	(1,045,428)	(15,954)	102,959	3,115,997
Comprehensive income:							
Net income	-0-	-0-	626,121	-0-	-0-	-0-	626,121
Other comprehensive income, net of tax:							
Changes in unrealized gains and losses on derivative instruments (net of $16,961 tax benefit)	-0-	-0-	-0-	-0-	-0-	(31,500)	(31,500)
Changes in unrealized gains and losses on securities, net of reclassification adjustment (net of $71,507 tax benefit)	-0-	-0-	-0-	-0-	-0-	(103,168)	(103,168)
Minimum pension liability adjustment (net of $5,153 tax benefit)	-0-	-0-	-0-	-0-	-0-	(8,551)	(8,551)
Comprehensive income							482,902
Cash dividends declared	-0-	-0-	(324,456)	-0-	-0-	-0-	(324,456)
Common stock transactions:							
Employee stock plans	(31)	9,568	(24,535)	122,094	1,453	-0-	108,549
Dividend reinvestment	-0-	14	(27)	9,782	-0-	-0-	9,769
Purchase of common stock	-0-	-0-	-0-	(163,092)	-0-	-0-	(163,092)
BALANCE AT DECEMBER 31, 2003	$ 416,878	$ 715,663	$ 3,228,533	$ (1,076,644)	$ (14,501)	$ (40,260)	$ 3,229,669

Disclosure of 2003 reclassification amount:	
Changes in unrealized holding gains and losses on available-for-sale securities arising during the period	$ (75,174)
Less: Reclassification adjustment for net securities gains realized in net income	27,994
Net change in unrealized gains and losses on available-for-sale securities, net of tax	$ (103,168)
Changes in unrealized holding gains and losses on derivatives arising during the period	$ (17,466)
Less: Reclassification adjustment for gains realized in net income (net of $8,457 tax expense)	14,034
Net change in unrealized gains and losses on derivatives, net of tax	$ (31,500)

See notes to consolidated financial statements.

AMSOUTH BANCORPORATION AND SUBSIDIARIES
Consolidated Statement of Cash Flows

(In thousands)	Years Ended December 31		
	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 626,121	$ 609,147	$ 536,346
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	173,700	213,550	187,100
Depreciation and amortization of premises and equipment	99,132	92,638	89,659
Amortization of premiums and discounts on held-to-maturity securities and available-for-sale securities	51,646	6,076	(36,172)
Net (increase) decrease in loans held for sale	(82,084)	296,106	(200,433)
Net decrease (increase) in trading securities	45,239	(34,985)	(940)
Net gains on sales of available-for-sale securities	(44,862)	(13,174)	(11,204)
Net gains on sales of loans to mortgage conduits	-0-	-0-	(1,993)
Net gain on guaranteed mortgage loan securitizations	(28,341)	(3,324)	-0-
Net gains on sales of business operations, subsidiaries and other assets	(12,056)	-0-	(3,983)
Net increase in accrued interest receivable, bank-owned life insurance and other assets	(134,823)	(99,243)	(158,496)
Net increase in accrued expenses and other liabilities	24,392	63,003	215,654
Provision for deferred income taxes	243,754	216,724	191,829
Amortization of intangible assets	4,793	5,118	33,995
Other operating activities, net	105,349	51,146	41,057
Net cash provided by operating activities	1,071,960	1,402,782	882,419
INVESTING ACTIVITIES			
Proceeds from maturities and paydowns of available-for-sale securities	2,466,765	1,634,027	1,281,131
Proceeds from sales of available-for-sale securities	2,412,554	978,314	607,575
Purchases of available-for-sale securities	(7,067,052)	(2,341,135)	(2,601,349)
Proceeds from maturities, paydowns and calls of held-to-maturity securities	2,754,976	2,399,038	1,963,162
Purchases of held-to-maturity securities	(3,056,675)	(2,733,495)	(1,282,626)
Net decrease in federal funds sold and securities purchased under agreements to resell	26,018	373,982	1,755,665
Net decrease (increase) in other interest-earning assets	23,594	(23,354)	20,602
Net increase in loans, excluding mortgage securitizations	(4,488,869)	(3,075,503)	(887,830)
Proceeds from sales of loans to mortgage conduits	-0-	-0-	100,248
Proceeds from guaranteed mortgage loan securitizations	1,800,995	237,626	-0-
Net purchases of premises and equipment	(230,939)	(202,161)	(184,841)
Net cash from sales of branches, business operations, subsidiaries and other assets	32,021	-0-	13,000
Net cash (used) provided by investing activities	(5,326,612)	(2,752,661)	784,737
FINANCING ACTIVITIES			
Net increase (decrease) in deposits	3,126,376	1,159,654	(469,425)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	256,706	(310,749)	(239,968)
Net increase (decrease) in other borrowed funds	192,184	71,564	(457,394)
Issuance of long-term Federal Home Loan Bank advances and other long-term debt	3,546,515	776,592	600,983
Payments for maturing long-term debt	(2,553,323)	(32,353)	(410,081)
Cash dividends paid	(323,748)	(318,777)	(311,620)
Proceeds from employee stock plans and dividend reinvestment plan	115,035	56,476	47,492
Purchase of common stock	(163,092)	(272,104)	(262,013)
Net cash provided (used) by financing activities	4,196,653	1,130,303	(1,502,026)
Decrease (increase) in cash and cash equivalents	(57,999)	(219,576)	165,130
Cash and cash equivalents at beginning of period	1,221,985	1,441,561	1,276,431
Cash and cash equivalents at end of period	$ 1,163,986	$ 1,221,985	$ 1,441,561

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AmSouth Bancorporation (AmSouth), through its banking subsidiary, provides a broad array of financial products and services through banking offices located in six Southeastern states with leading market positions in Tennessee, Florida, Alabama, and Mississippi. In addition, AmSouth provides select financial services outside of its banking markets through its other subsidiaries. AmSouth's principal activities include Consumer Banking, Commercial Banking and Wealth Management. The accounting policies of AmSouth and the methods of applying those policies that materially affect the accompanying financial statements are presented below.

Basis of Presentation

The consolidated financial statements include the accounts of AmSouth and all of its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated. Certain amounts in the prior years' financial statements have been reclassified to conform to the 2003 presentation. These reclassifications are immaterial and had no effect on net income.

The Financial Accounting Standards Board (FASB) issued a revised version of Interpretation No. 46 "Consolidation of Variable Interest Entities" (Interpretation 46), in December of 2003. This accounting guidance significantly changes how companies determine whether they must consolidate an entity depending on whether the entity is a voting rights entity or a variable interest entity (VIE). The revised Interpretation 46 is effective no later than the end of the first interim or annual period ending after December 15, 2003, for entities created after January 31, 2003, and for entities created before February 1, 2003, no later than the end of the first interim or annual period ending after March 15, 2004. As required, AmSouth adopted the guidance of Interpretation 46 for all entities created after January 31, 2003. See discussion of recent accounting pronouncements later within Note 1 for additional information on Interpretation 46.

In accordance with the new guidance, AmSouth considers a voting rights entity to be a subsidiary and consolidates it if AmSouth has a controlling financial interest in the entity. VIEs are consolidated by AmSouth if it is exposed to the majority of the VIE's expected losses and/or residual returns (i.e., AmSouth is considered to be the primary beneficiary).

Unconsolidated investments in voting rights entities or VIEs in which AmSouth has significant influence over operating and financing decisions (usually defined as a voting or economic interest of 20% to 50%) are accounted for using the equity method. Unconsolidated investments in voting rights entities or VIEs in which AmSouth has a voting or economic interest of less than 20% are generally carried at cost.

Prior to the adoption of Interpretation 46 and for all entities existing prior to February 1, 2003, AmSouth generally determined whether consolidation of an entity was appropriate based on the nature and amount of equity contributed by third parties, the decision-making power granted to those parties and the extent of their control over the entity's operating and financial policies. Entities controlled, generally through majority ownership, were consolidated and were considered subsidiaries.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Flows

Cash and due from banks and time deposits in other banks are considered cash and cash equivalents. For the years ended December 31, 2003, 2002 and 2001, AmSouth paid interest of $673,179,000, $795,270,000 and $1,294,156,000, respectively. For the years ended December 31, 2003, 2002 and 2001, noncash transfers from loans to foreclosed properties were $56,809,000, $50,305,000 and $35,591,000, respectively. Noncash transfers from foreclosed properties to loans for the years ended December 31, 2003, 2002 and 2001, were $652,000, $293,000 and $687,000, respectively. For the years ended December 31, 2003 and 2002, noncash transfers from loans to available-for-sale and held-to-maturity securities of approximately $405,021,000 and $301,725,000 were made in connection with guaranteed mortgage loan securitizations in which AmSouth retained the securities in its investment portfolio. For the year ended December 31, 2001, noncash transfers from loans to available-for-sale securities of approximately $1,565,000 were made in connection with the sale of loans to multi-issuer third-party conduits. For the year ended December 31, 2002, noncash transfers were made from loans to other assets of approximately $1,817,000 associated with mortgage servicing rights created as a result of a guaranteed mortgage loan securitization. For the year ended December 31, 2001, noncash transfers from loans to other assets of approximately $1,000,000 were made in connection with the sale of loans to third-party conduits. During 2001, AmSouth had noncash transfers from held-to-maturity securities to available-for-sale securities of $2,107,919,000. The transfer between categories of securities was associated with the adoption of Statement of Financial Accounting Standards No. 133 at the beginning of 2001.

Securities

Securities are classified as either held-to-maturity, available-for-sale or trading. AmSouth defines held-to-maturity securities as debt securities which management has the positive intent and ability to hold to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts on the constant effective yield method. Trading securities are carried at market. Market adjustments and realized gains or losses on the sale of trading securities are reported as other noninterest revenues. Available-for-sale securities are defined as equity securities and debt securities not classified as trading securities or held-to-maturity securities. Available-for-sale securities are carried at fair value. Unrealized holding gains or losses, net of deferred taxes, on available-for-sale securities are excluded from earnings and reported in accumulated other comprehensive income within shareholders' equity. AmSouth determines the appropriate classification of debt securities at the time of purchase. Gains and losses from sales of available-for-sale securities are computed using the specific identification method.

Loans Held for Sale

At December 31, 2003 and 2002, loans held for sale represented residential mortgage loans held for sale. Loans held for sale are carried at the lower of aggregate cost or market value. Market adjustments and realized gains and losses are classified as other noninterest revenues.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally treated as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is AmSouth's policy to take possession of securities purchased under resale agreements. The market value of the collateral is monitored and additional collateral obtained when deemed appropriate. Securities sold under repurchase agreements are delivered to either broker-dealers or to custodian accounts. The broker-dealers may sell, loan or otherwise dispose of such securities to other parties in the normal course of their operations but have agreed to resell to AmSouth identical securities at the maturity of the agreements.

Interest Rate Contracts and Other Derivative Financial Instruments

AmSouth has from time to time utilized various derivative instruments such as interest rate swaps and forward contracts to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows.

AmSouth carries all derivative instruments at fair value as either assets or liabilities in the statement of financial condition. Statement 133 provides special accounting provisions for derivative instruments that qualify for hedge accounting. To be eligible for hedge accounting treatment, under Statement 133, AmSouth must specifically designate a derivative as a hedging instrument as well as identify the specific risk being hedged. The derivative instrument then must be shown to meet specific effectiveness requirements under Statement 133 to qualify for special hedge accounting. During 2003 and 2002, AmSouth had interest rate swaps and forward contracts designated as fair value or cash flow hedges.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under Statement 133. For derivative instruments that are designated and qualify as fair value hedges, the changes in the fair value of the derivative instrument are recorded in noninterest revenues and are offset by the changes in the fair value related to the risk being hedged of the hedged asset or liability. The corresponding adjustment to the hedged asset or liability is included in the basis of the hedged item, while the corresponding change in the fair value of the derivative instrument is recorded as an adjustment to other assets or other liabilities.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivative instruments that are designated and qualify as cash flow hedges, the fair value of the derivative instrument is recorded on the statement of condition as either a freestanding asset or liability. The effective portion of the change in fair value of the derivative instrument is recorded as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other noninterest revenue during the period of change. For derivative instruments not designated as hedging instruments, the derivative is recorded as a freestanding asset or liability with the change in value being recognized in current earnings during the period of change.

AmSouth, at the inception of any hedging relationship and at least quarterly thereafter, performs a formal assessment to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in the fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued prospectively.

Specifically, hedge accounting is discontinued prospectively when: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative expires or is sold, terminated or exercised; (3) the hedged firm commitment no longer meets the definition of a firm commitment; (4) it is probable that the forecasted transaction will not occur by the end of the specified time period; or (5) management determines that the fair value or cash flow hedge designation is no longer appropriate.

When it is determined that the derivative no longer qualifies as an effective fair value or cash flow hedge or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in noninterest revenue. The asset or liability under a fair value hedge will no longer be adjusted for changes in fair value and the existing basis adjustment is amortized to net interest income. The component of other comprehensive income related to discontinued cash flow hedges is amortized to net interest income over the original term of the hedge contract.

When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in other noninterest revenues. Any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the balance sheet and recognized currently in other noninterest revenue. Gains and losses that were accumulated in other comprehensive income pursuant to the hedge of a forecasted transaction are recognized immediately in other noninterest revenues.

AmSouth also enters into various derivative agreements, such as forwards and options, to protect against changes in interest rates and prices on its mortgage pipeline. Some of these derivatives are designated as fair value hedges of mortgages held for sale. These derivatives are marked to market through earnings. The hedged mortgages held for sale are also marked to market through earnings. Statement 133 also requires that certain contracts and commitments be recognized and recorded as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. In accordance with this requirement, AmSouth also records as derivatives, residential mortgage loan commitments associated with mortgages held for sale.

AmSouth enters into various derivative agreements with customers desiring protection from possible adverse future fluctuations in interest rates or foreign currency exchange rates. As an intermediary, AmSouth generally maintains a portfolio of matched offsetting derivative agreements. These contracts are marked to market through earnings.

Loans and Leases

Loans are carried at the principal amount outstanding, net of unearned income, including net deferred loan fees and costs. AmSouth defers certain nonrefundable loan origination and commitment fees and the direct costs of originating or acquiring loans. The net deferred amount is amortized over the estimated lives of the related loans as an adjustment to the yield. Interest income on commercial and real estate loans is accrued daily based upon the outstanding principal amounts except for those classified as nonaccrual loans. Interest income on certain consumer loans is accrued monthly based upon the outstanding principal amounts except for those classified as nonaccrual loans. Interest accrual on commercial and commercial real estate loans is discontinued when it appears that future collection of principal or interest according to the contractual terms may be doubtful. The accrual status of consumer loans secured by residential real estate is dependent upon the level of collateral protection provided by the underlying collateral value of the residential real estate securing the loan. Interest collections on nonaccrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received. AmSouth determines past due or delinquency status of a loan based on contractual payment terms.

AmSouth engages in both direct and leveraged lease financing. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is added to interest income over the term of the leases to produce a level yield. The investment in leveraged leases is the sum of all lease payments (less nonrecourse debt payments) plus estimated residual values, less unearned income. Income from leveraged leases is recognized over the term of the leases based on the unrecovered equity investment.

Impaired loans are specifically reviewed loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Impairment of a loan is measured by comparing the recorded investment in the loan with the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A valuation allowance is provided to the extent that the measure of the impaired loans is less than the recorded investment. A loan is not considered impaired during a period of delay in payment if the ultimate collectibility of all amounts due is expected. Larger groups of homogeneous loans such as consumer installment, bankcard and residential real estate mortgage loans are collectively evaluated for impairment. Impaired loans are, therefore, primarily commercial and commercial real estate loans. Payments received on impaired loans for which the ultimate collectibility of principal is uncertain are generally applied first as principal reductions. Impaired loans and other nonaccrual loans are returned to accrual status if the loan is brought contractually current as to both principal and interest, and future payments are reasonably expected to continue and the repayment ability can be reasonably demonstrated.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which is considered to be adequate to reflect estimated credit losses for specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. The allowance for loan losses is determined based on various components in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (Statement 5) for pools of loans and Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114) for individually impaired loans. A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. For purposes of the quarterly review, the consumer loan portfolios are separated by loan type, and each loan type is treated as a homogeneous pool. In accordance with the Interagency Policy Statement on the Allowance for Loan and Lease Losses, issued by the Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, Federal Reserve Board, and Office of Thrift Supervision, the allowance allocated to each of these pools is based upon historical charge-off rates and trends in quarterly annualized charge-off rates for each pool, adjusted for changes in these pools which includes current information on the credit performance of each pool of loans. Every commercial and commercial real estate loan is assigned a risk rating on a thirteen-point numerical scale by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed, and all risk ratings are subject to review by an independent Credit Review Department. Each risk rating is assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. Exclusive of classified loans reviewed under the guidance of Statement 114, the allocation of allowance for loans with grades of pass and criticized is based upon historical loss rates adjusted for current conditions that include current economic developments. The allocation for loans with a classified grade is based upon regulatory guidance. Every nonperforming loan in excess of $500,000, however, is reviewed quarterly by AmSouth's Special Assets Department to determine the level of loan losses required to be specifically allocated to these impaired loans. Management reviews its allocation of the allowance for loan losses versus actual performance of each of its portfolios and adjusts allocation rates to reflect the recent performance of the portfolio as well as current underwriting standards and other factors which might impact the estimated losses inherent in the portfolio.

In determining the appropriate level for the allowance, management ensures that the overall allowance appropriately reflects the current macroeconomic conditions, industry exposure and a margin for the imprecision inherent in most estimates of expected credit losses. This additional allowance is reflected in the unallocated portion of the allowance. Based on management's periodic evaluation of the allowance for loan losses, a provision for loan losses is charged to operations if additions to the allowance are required.

Commercial and commercial real estate loans and leases are generally charged off to the extent principal and interest due exceed the net realizable value of the collateral, with the charge-off occurring when available information reasonably confirms that the loan is uncollectible and the loss is reasonably quantifiable. Loans secured by residential real estate and not in the process of foreclosure are generally charged off to the extent principal and interest due exceed 90% of the current appraised value of the collateral and the loan becomes 180 days past due. All other consumer loans are subject to mandatory charge-off at a specified delinquency date and are usually not classified as nonperforming prior to being charged off. Closed end consumer loans, which include automobile, student and other installment loans are generally charged off in full no later than when the loan becomes 120 days past due. Unsecured revolving credit loans, such as credit card loans, are generally charged off in full no later than when the loan becomes 180 days past due.

Foreclosed Properties and Repossessions

Foreclosed properties are comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of nonperforming loans. Repossessions are comprised of nonreal estate properties, including automobile loans, obtained in partial or total satisfaction of loans. Foreclosed properties and repossessions are recorded at their estimated fair value less anticipated selling costs based upon the property's or item's appraised value at the date of transfer, with any difference between the fair value of the property and the carrying value of the loan charged to the allowance for loan losses. Subsequent changes in values are reported as adjustments to the carrying amount, not to exceed the initial carrying value of the assets at the time of transfer. Gains or losses not previously recognized resulting from the sale of foreclosed properties or other repossessed items are recognized on the date of sale. At December 31, 2003 and 2002, AmSouth had $32,616,000 and $33,828,000 of foreclosed properties, respectively, and $4,986,000 and $4,346,000 of other repossessed items, respectively.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provisions for depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the assets or terms of the leases, as applicable. The annual provisions for depreciation and amortization have been computed principally using estimated lives of five to forty years for premises and three to twelve years for furniture and equipment.

Intangible Assets

Intangible assets, primarily goodwill, are included in other assets. On January 1, 2002, AmSouth adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Under the provisions of Statement 142, goodwill and certain other intangible assets are no longer ratably amortized in the income statement over an estimated life, but rather are tested at least annually for impairment. AmSouth has determined that its reporting units for purposes of this testing are its reportable segments: Consumer Banking, Commercial Banking and Wealth Management. AmSouth allocated goodwill to each reporting unit based on locations and revenue contributions of past acquisitions.

The first step in this testing requires that the fair value of each reporting unit be determined. If the carrying amount of any reporting unit exceeds its fair value, goodwill impairment may be indicated and a second step of impairment testing is required. If such were the case, AmSouth would assume that the purchase price of the reporting unit is equal to its fair value as determined in the first step and then allocate that purchase price to the fair value of the unit's assets (excluding goodwill) and liabilities. Any excess of the assumed purchase price over the fair value of the reporting unit's assets and liabilities represents the implied fair value of goodwill. An impairment loss would be recognized, as a charge to earnings, to the extent the carrying amount of the reporting unit's goodwill exceeds the implied fair value of goodwill.

AmSouth was required to perform a transitional impairment test of goodwill as of January 1, 2002. In conducting this testing, AmSouth used a discounted cash flow methodology to determine the fair value of its reporting units. Then AmSouth compared the fair value of each reporting unit with its carrying amount. Under Statement 142, if the fair value of a particular reporting unit exceeds its carrying amount, no impairment is indicated and no further testing is required. After completing the transitional impairment test, AmSouth determined that no impairment existed as of January 1, 2002.

AmSouth performs the annual goodwill impairment test during the fourth quarter as of October 1. As of October 1, 2003 and 2002, it was determined that no impairment existed.

Other identified intangible assets which have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing if events or changes in circumstances warrant it. Other identified intangibles, primarily core deposit rights, are amortized over a period no greater than fifteen years. Prior to the adoption of Statement 142, goodwill was amortized on a straight-line basis primarily over ten to twenty-five years and was evaluated for impairment using an undiscounted cash flow methodology. See discussion of recent accounting pronouncements later within Note 1 and see Note 7 for additional information concerning AmSouth's goodwill and other intangible assets.

Income Taxes

The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. Deferred tax assets and liabilities are recorded for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Stock-Based Compensation

AmSouth adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123) which allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25). AmSouth has elected to follow Opinion 25 and related interpretations in accounting for its employee stock options. Compensation cost for fixed and variable stock-based awards is measured by the excess, if any, of the fair market price of the underlying stock over the amount the individual is required to pay. Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until both the number of shares an individual is entitled to receive and the exercise or purchase price are known (measurement date). See Note 15 for a further description of the assumptions used for preparing the pro forma disclosures as prescribed by Statement 123.

Revenue Recognition
The largest source of revenue for AmSouth is interest revenue. Interest revenue is recognized on an accrual basis driven by nondiscretionary formulas based on written contracts, such as loan agreements or securities contracts. Loan origination fees are amortized into interest income over the term of the loan. While other credit-related fees, including letter of credit fees, are recognized in noninterest income when earned. AmSouth recognizes commission revenue and brokerage, exchange and clearance fees on a trade date basis. Other types of noninterest revenues such as service charges on deposits and trust revenues are accrued and recognized into income as services are provided and the amount of fees earned are reasonably determinable.

Marketing Costs
AmSouth expenses all marketing-related costs, including advertising costs, as incurred.

Earnings Per Common Share
Earnings per common share is obtained by dividing net income available to common stockholders by the weighted average outstanding shares of common stock. The diluted calculation of earnings per common share is obtained by dividing net income by the weighted-average outstanding shares of common stock adjusted for effects of stock options and restricted stock outstanding. See Note 14 for the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities
AmSouth may periodically sell receivables, such as commercial loans, residential mortgage loans and dealer loans, in securitizations and to third-party conduits. When AmSouth sells these receivables, it may retain a continuing interest in these receivables in the form of interest-only strips, one or more subordinated tranches, servicing rights, or cash reserve accounts. These retained interests are subject to the rules contained in Statement 140. Under these rules, the previous carrying amount of the assets sold is allocated between the retained interests and the assets sold based on their relative fair values at the date of transfer. Any gain or loss on the sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so AmSouth generally estimates fair value based on the present value of expected future cash flows using management's best estimates of the key assumptions – expected credit losses, prepayment speeds, weighted-average life, and discount rates commensurate with the risks involved. In calculating prepayment rates, AmSouth utilizes a variety of prepayment models depending on the loan type and specific transaction requirements. The models used by AmSouth include the constant prepayment rate model (CPR), the absolute prepayment speed model (ABS) and the Bond Market Trade Association's Mortgaged Asset-Backed Securities Division's prepayment model (PSA). See Note 21 for the assumptions used by AmSouth in 2003, 2002 and 2001. Servicing assets are recorded in other assets and the amortization of servicing assets is determined in proportion to, and over the period of, the estimated net servicing income and is recorded in either mortgage income for mortgage servicing assets or in other noninterest income for servicing assets associated with nonmortgage loans.

On a quarterly basis, AmSouth ensures that any retained interests are valued appropriately in the financial statements. Management reviews the historical performance of each retained interest and the assumptions used to project future cash flows. Assumptions are revised if past performance and future expectations dictate and the present value of cash flows is recalculated based on the revised assumptions.

Recent Accounting Pronouncements and Accounting Changes
In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (Interpretation 45). Interpretation 45 requires

certain guarantees to be recorded at fair value. In general, Interpretation 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or an equity security of the guaranteed party. The initial recognition and measurement provisions of Interpretation 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Interpretation 45 also requires new disclosures, even when the likelihood of making any payments under the guarantee is remote. These disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002. See Note 12 for the disclosures required by Interpretation 45. On January 1, 2003, AmSouth began recording a liability and an offsetting asset for the fair value of its standby and performance letters of credit. The impact of this new accounting was not material to the financial condition or results of operations of AmSouth.

In January 2003, the FASB issued Interpretation No. 46, which it subsequently revised in December of 2003. Interpretation 46 addresses whether business enterprises must consolidate the financial statements of entities known as "variable interest entities." A variable interest entity is defined by Interpretation 46 to be a business entity which has one or both of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; and (2) The equity investors lack one or more of the following essential characteristics of a controlling financial interest: (a) direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation for risk of absorbing expected losses. Interpretation 46 does not require consolidation by transferors to qualifying special purpose entities. The revised Interpretation 46 is effective no later than the end of the first interim or annual period ending after December 15, 2003, to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. AmSouth has until the end of the first quarter of 2004 to apply Interpretation 46 to any variable interest entities acquired before February 1, 2003. AmSouth is currently assessing the impact of Interpretation 46. AmSouth has limited partnership investments in affordable housing projects, for which it provides funding as a limited partner and receives tax credits related to its investments in the projects based on its partnership share. At December 31, 2003, AmSouth had recorded investments in other assets on its balance sheet of approximately $46.9 million associated with limited partnership investments in affordable housing projects entered into prior to February 1, 2003. AmSouth currently adjusts the carrying value of these investments for any losses incurred by the limited partnership through earnings. AmSouth has determined that these structures meet the definition of a variable interest entity. AmSouth is currently in the process of determining which, if any, of these entities it will need to consolidate. AmSouth's maximum exposure to loss on these limited partnerships is limited to the $46.9 million of recorded investment. In addition, subsequent to January 31, 2003, AmSouth invested $12.7 million in thirteen new affordable housing projects either directly as a limited partner in the projects or as a sole limited partner in funds which hold limited partnership positions in affordable housing projects. AmSouth reviewed these new affordable housing investments under the guidance of Interpretation 46 and has determined that it is not required to consolidate any of its direct limited partnership investments. AmSouth determined, however, that it is required to consolidate the funds in which it is the sole limited partner. However, since these funds are not required to consolidate the underlying affordable housing projects in which they invest, there is no financial statement impact associated with their consolidation by AmSouth. AmSouth's maximum exposure to loss on these thirteen affordable housing investments includes the $12.7 million of cash already invested in these limited partnerships as well as $24.5 million of additional committed investment funding to these limited partnerships. For the investments entered into prior to February 1, 2003, AmSouth does not anticipate that the adoption of Interpretation 46 will have a material impact on AmSouth's financial condition or results of operations.

AmSouth also reviewed the structures utilized in its leveraged lease transactions. In these transactions, AmSouth, as the lessor, finances a minimal amount of the purchase but has total equity ownership. A third party (debt participant) finances the remainder. The property is then leased to another party. Based on its review, AmSouth determined that these lease structures meet the definition of variable interest entities. AmSouth's current accounting for these leveraged leases, however, is not impacted by Interpretation 46. At December 31, 2003, AmSouth had a recorded investment in leveraged leases of $1.7 billion which represents AmSouth's maximum exposure to loss on these leveraged lease transactions. AmSouth, through its Trust area, acts as a fiduciary to trust entities which meet the definition of variable interest entities. AmSouth's interest is limited to the right to receive fees. AmSouth has determined that it is not required to consolidate these entities. AmSouth's exposure to future loss related to these entities is limited to fee revenues generated from these trusts. AmSouth, as a commercial real estate lender, periodically lends money for the construction or acquisition of commercial real estate. At December 31, 2003, AmSouth had approximately $4.7 billion of commercial real estate loans outstanding and approximately $3.5 billion in unused commercial real estate commitments to lend money. AmSouth has determined that some of the entities to which it lends for commercial real estate purposes meet the definition of variable interest entities. Of the commercial real estate lending transactions entered into since February 1, 2003, AmSouth has reviewed these structures and determined that any that met the definition of a variable interest entity were not required to be consolidated. AmSouth is currently reviewing the remainder of its commercial real estate portfolio to determine how many of the entities to which AmSouth has provided construction or mortgage financing meet the definition of variable interest entities, and if any need to be consolidated. AmSouth's maximum exposure to loss associated with these commercial real estate transactions is no greater than the outstanding balance in commercial real estate lending and any outstanding commitments to lend money associated with these transactions at December 31, 2003.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (Statement 149). The statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133). Statement 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. In addition, the provisions of the statement, with certain exceptions, are required to be applied prospectively. The implementation of Statement 149 did not have a material effect on AmSouth's financial condition or results of operations.

On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (Statement 150). This statement requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. Many of these instruments previously were classified as equity or temporary equity. Statement 150 is effective for public companies for all financial instruments created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of Statement 150 did not have a material impact on AmSouth's financial condition or results of operations.

In December 2003, the FASB issued a revision to Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (Statement 132). Statement 132 requires enhanced disclosures for defined benefit pension plans. Statement 132 requires companies to provide more details about their plan assets, investment strategy, measurement dates, benefit obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. The disclosures required by Statement 132 are effective for financial statements with fiscal years ending after December 15, 2003, except for disclosures regarding estimated future benefit payments. Disclosures regarding estimated future benefit payments will be required for fiscal years ending after June 15, 2004. The interim-period disclosures required by this statement are effective for interim periods beginning after December 15, 2003. See Note 17 for the disclosures required by this statement. As Statement 132 relates to changes in disclosures, its adoption did not have a material impact on AmSouth's financial condition or results of operations.

In December 2003, the American Institute of Certified Public Accountants issued SOP 03-3, "Accounting for Certain Loans and Debt Securities Acquired in a Transfer." This SOP addresses accounting for differences between contractual cash flows expected to be collected and an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans and debt securities acquired in purchase business combinations. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected principal, interest and other cash flows (cash flows expected at acquisition to be collected) over the investor's initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. This SOP prohibits "carrying over" or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. AmSouth does not anticipate that the adoption of this SOP will have a material impact on its financial condition or results of operations.

On January 1, 2003, AmSouth adopted Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (Statement 146). Statement 146 requires companies to recognize costs associated with the exit or disposal of activities as they are incurred rather than at the date a plan of disposal or commitment to exit is initiated. Types of costs covered by Statement 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, facility closing, or other exit or disposal activity. Statement 146 will apply to all exit or disposal activities initiated after December 31, 2002. The adoption of the provisions of Statement 146 did not have a material impact on AmSouth's financial condition or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (Statement 143). Statement 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The standard became effective for AmSouth on January 1, 2003, and its adoption did not have a material impact on AmSouth's financial condition or results of operations.

In December of 2003, the SEC staff announced its intention to release a Staff Accounting Bulletin that would require all registrants to account for mortgage loan interest rate lock commitments related to the origination of mortgage loans that will be held for resale as written options from the perspective of the prospective lender. The SEC staff believes that the fair value of the loan commitment should be recorded as a liability with the offsetting debit to expense to the extent consideration has not been received. The SEC staff noted that the written option would always remain a liability until expiration or culmination of the contract. The SEC staff emphasized that this accounting treatment should be applied to all loan commitments originated in the second quarter of 2004. Companies are permitted to apply their current accounting treatment to any previously recognized loan commitments. At December 31, 2003, AmSouth had approximately $58 million in notional amount of these commitments outstanding with a fair market value of approximately $28 thousand. This guidance would delay the recognition of any revenue related to these commitments until such time as the loan is sold, however, it would have no effect on the ultimate amount of revenue or cash flows recognized over time. AmSouth is currently assessing the impact of this pending guidance on its results of operations and financial position.

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at December 31:

	2003				2002			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
U.S. Treasury and federal agency securities	$ 250,471	$ 785	$ 4,493	$ 246,763	$ 61,636	$ 5,429	$ -0-	$ 67,065
Mortgage-backed securities	6,364,040	56,884	63,817	6,357,107	4,000,675	150,117	565	4,150,227
State, county and municipal securities	52,776	3,093	-0-	55,869	66,248	3,478	5	69,721
Other debt securities	39,326	12,161	2,644	48,843	47,500	37,082	1,503	83,079
Equity securities	417,601	357	569	417,389	376,801	74	2,101	374,774
	$ 7,124,214	$ 73,280	$ 71,523	$ 7,125,971	$ 4,552,860	$ 196,180	$ 4,174	$ 4,744,866

The carrying amount and amortized cost of available-for-sale securities by maturity at December 31, 2003, are as follows:

(In thousands)	Amortized Cost	Carrying Amount
Due within 1 year	$ 29,775	$ 41,003
Due after 1 year through 5 years	22,056	23,904
Due after 5 years through 10 years	250,986	248,974
Due after 10 years	39,756	37,594
Mortgage-backed securities	6,364,040	6,357,107
Equity securities	417,601	417,389
	$ 7,124,214	$ 7,125,971

In 2003, 2002 and 2001, AmSouth realized gross gains of $45,475,000, $13,869,000 and $11,779,000, respectively, and gross losses of $613,000, $695,000 and $575,000, respectively, on sales of available-for-sale securities. Included in interest income on available-for-sale securities for 2003, 2002 and 2001 was $2,919,000, $3,531,000 and $4,658,000, respectively, of interest income from tax-free state and municipal securities. Equity securities included $342.5 million and $329.7 million of amortized costs related to Federal Reserve Bank stock and Federal Home Loan Bank stock as of December 31, 2003 and 2002, respectively.

Provided below is a summary of securities available-for-sale which were in an unrealized loss position at December 31, 2003. Approximately .2% of the unrealized loss was comprised of 14 securities in a continuous loss position for twelve months or more which consisted primarily of mortgage-backed securities. AmSouth has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, AmSouth believes the deterioration in value on these securities is attributable to changes in market interest rates and not credit quality of the issuer.

	Less than 12 Months		12 Months or More	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and federal agency securities	$ 142,178	$ 4,493	$ 165	$ -0-
Mortgage-backed securities	3,752,278	63,805	1,176	12
Other securities	44,252	3,054	1,016	159
	$ 3,938,708	$ 71,352	$ 2,357	$ 171

NOTE 3 - HELD-TO-MATURITY SECURITIES

The amounts at which held-to-maturity securities are carried and their approximate fair market values at December 31 are summarized as follows:

	2003				2002			
(In thousands)	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Treasury and federal agency securities	$ 64,489	$ 543	$ 138	$ 64,894	$ 23,678	$ 1,097	$ -0-	$ 24,775
State, county and municipal securities	304,000	27,182	2	331,180	340,028	27,585	116	367,497
Mortgage-backed securities	4,555,928	40,293	47,742	4,548,479	4,057,633	102,117	3,276	4,156,474
Other securities	3,778	225	-0-	4,003	3,714	267	-0-	3,981
	$ 4,928,195	$ 68,243	$ 47,882	$ 4,948,556	$ 4,425,053	$ 131,066	$ 3,392	$ 4,552,727

The carrying amount and approximate market value of held-to-maturity securities by maturity at December 31, 2003 are as follows:

(In thousands)	Carrying Amount	Market Value
Due within 1 year	$ 4,887	$ 4,925
Due after 1 year through 5 years	17,461	18,537
Due after 5 years through 10 years	131,084	140,469
Due after 10 years	218,835	236,146
Mortgage-backed securities	4,555,928	4,548,479
	$ 4,928,195	$ 4,948,556

On January 1, 2001, in connection with AmSouth's adoption of Statement 133 certain held-to-maturity securities with a total amortized cost of $2,107,919,000 were transferred to available-for-sale. The unrealized net gain at the date of transfer was $26,612,000. There were no sales of held-to-maturity securities during 2003, 2002 or 2001. Included in interest income on held-to-maturity securities for 2003, 2002 and 2001 was $15,903,000, $16,943,000 and $17,086,000, respectively, of interest income from tax-free state and municipal securities. Held-to-maturity and available-for-sale securities with a carrying amount of $6,719,033,000 and $6,376,723,000 at December 31, 2003 and 2002, respectively, were pledged to secure short-term and long-term borrowings, public deposits, trust funds, securities sold under repurchase agreements, and for other purposes as required or permitted by law.

Provided below is a summary of held-to-maturity securities which were in an unrealized loss position at December 31, 2003. Approximately 5.4% of the unrealized loss was comprised of 22 securities in a continuous loss position for twelve months or more, which consisted primarily of mortgage-backed securities. The unrealized loss on an individual basis for these securities was less than 5% of their respective amortized cost basis. AmSouth has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, AmSouth believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

	Less than 12 Months		12 Months or More	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and federal agency securities	$ 44,079	$ 138	$ -0-	$ -0-
State, county and municipal securities	-0-	-0-	720	2
Mortgage-backed securities	2,129,399	45,173	84,435	2,569
	$ 2,173,478	$ 45,311	$ 85,155	$ 2,571

NOTE 4 - LOANS

The major categories of loans net of unearned income at December 31 are summarized as follows:

(Dollars in thousands)	2003 Amount	2003 Percent	2002 Amount	2002 Percent
Commercial:				
Commercial and industrial	$ 5,264,283	17.9%	$ 5,150,778	18.8%
Commercial loans secured by real estate	2,026,092	6.9	1,726,362	6.3
Commercial leases	1,962,437	6.7	1,780,555	6.5
Total commercial	9,252,812	31.5	8,657,695	31.6
Commercial real estate:				
Commercial real estate mortgages	2,359,209	8.1	2,304,381	8.4
Real estate construction	2,327,512	7.9	2,088,245	7.7
Total commercial real estate	4,686,721	16.0	4,392,626	16.1
Consumer:				
Residential first mortgages	3,646,329	12.4	2,794,072	10.2
Equity loans and lines	7,005,061	23.9	6,359,945	23.3
Dealer indirect	3,610,005	12.3	3,731,364	13.6
Revolving credit	550,521	1.9	541,165	2.0
Other consumer	587,915	2.0	874,051	3.2
Total consumer	15,399,831	52.5	14,300,597	52.3
	$ 29,339,364	100.0%	$ 27,350,918	100.0%

Included in commercial leases was $2,094,424,000 and $1,852,209,000 of rentals receivable on leveraged leases, $385,060,000 and $395,484,000 of estimated residuals on leveraged leases, net of $796,189,000 and $728,646,000 of unearned income on leveraged leases at December 31, 2003 and 2002, respectively. Pre-tax income from leveraged leases for the years ending December 31, 2003, 2002 and 2001 was $75,486,000, $74,641,000 and $51,921,000, respectively. The tax effect of this income was an expense of $13,989,000, an expense of $10,691,000, and a benefit of $5,569,000 for the years ending December 31, 2003, 2002 and 2001, respectively. The tax effect benefit received in 2001 is associated with transfers made by AmSouth during 2001 and 2000 of the responsibility for the management of certain operations associated with lease assets located outside of the United States to a foreign subsidiary, thereby lowering the effective tax rate on certain existing leveraged lease investments. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," net income from the leases was recalculated from their inception based on the new effective tax rate, increasing net income for 2001 by $11.1 million. These adjustments included a deferral of previously recognized pre-tax leveraged lease earnings to later periods, which reduced pre-tax net interest income by $20.9 million in 2001. Total pre-tax income over the terms of the leveraged leases will be unaffected by the change in the effective tax rate. The year-to-date reduction in net interest income was more than offset by a $31.9 million reduction in deferred income taxes in 2001. AmSouth intends to permanently reinvest earnings of this foreign subsidiary and, therefore, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred taxes of $99.8 million, $84.8 million and $63.4 million had not been provided as of December 31, 2003, 2002 and 2001, respectively.

At December 31, 2003 and 2002, nonaccrual loans totaled $110,153,000 and $158,829,000, respectively. The amount of interest income actually recognized on these loans during 2003 and 2002 was approximately $1,647,000 and $2,500,000, respectively. The additional amount of interest income that would have been recorded during 2003 and 2002 if these loans had been current in accordance with their original terms was approximately $5,849,000 and $11,242,000, respectively. At December 31, 2003 and 2002, AmSouth had loans past due 90 days or more and still accruing of $67,460,000 and $91,045,000, respectively.

At December 31, 2003 and 2002, the recorded investment in loans that were considered to be impaired was $50,824,000 and $99,758,000, respectively (primarily all of which were on a nonaccrual basis). There was approximately $14,223,000 and $30,549,000 at December 31, 2003 and 2002, respectively, in the allowance for loan losses specifically allocated to $34,456,000 and $85,680,000 of impaired loans. No specific reserve was required for $16,368,000 and $14,078,000 of impaired loans at December 31, 2003 and 2002, respectively. The average recorded investment in impaired loans for the years ended December 31, 2003, 2002 and 2001 was approximately $73,487,000, $102,745,000 and $123,220,000, respectively. No material amount of interest income was recognized on impaired loans for the years ended December 31, 2003, 2002 and 2001.

At December 31, 2003, AmSouth had approximately $29,306,000 of potential problem commercial loans which were not included in the nonaccrual loans or in the 90 days past due categories at year-end but for which management had concerns as to the ability of such borrowers to comply with their present loan repayment terms.

At December 31, 2003, AmSouth had $11,839,408,000 of loans pledged to secure borrowings from the Federal Home Loan Bank. The loans pledged included commercial real estate loans, residential first mortgage loans and equity loans and lines.

Certain executive officers and directors of AmSouth and their associates were loan customers of AmSouth during 2003 and 2002. Such loans are made in the ordinary course of business at normal credit terms, including interest rates and collateral, and do not represent more than a normal risk of collection. Total loans to these persons at December 31, 2003 and 2002, amounted to approximately $36,941,000 and $23,548,000, respectively. Activity during 2003 in loans to related parties included loans of approximately $169,835,000 and payments of approximately $155,238,000. Reductions of $278,000 were made for directors and their affiliates that are no longer related parties, and net reductions of $926,000 were made representing other changes.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses is shown below:

(In thousands)	2003	2002	2001
Balance at January 1	$ 381,579	$ 363,607	$ 380,434
Loans charged-off	(220,058)	(237,925)	(249,886)
Recoveries of loans previously charged-off	48,903	42,347	45,959
Net charge-offs	(171,155)	(195,578)	(203,927)
Addition to allowance charged to expense	173,700	213,550	187,100
Balance at December 31	$ 384,124	$ 381,579	$ 363,607

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows:

(In thousands)	2003	2002
Land	$ 175,034	$ 130,505
Buildings	669,086	589,229
Furniture and fixtures	588,333	528,627
Software	183,321	176,104
Leasehold improvements	159,139	149,903
	1,774,913	1,574,368
Less: Accumulated depreciation and amortization	810,221	735,462
	$ 964,692	$ 838,906

NOTE 7 - GOODWILL AND OTHER INTANGIBLE ASSETS

Upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142) on January 1, 2002, AmSouth ceased amortizing its goodwill, which decreased noninterest expense and increased net income in 2003 and 2002 as compared to 2001. The following table shows the pro forma effects of applying Statement 142 to the 2001 period.

	For the Year Ended December 31, 2001	
(In thousands except per share data)	Net Income	Earnings Per Share
Earnings per common share computation:		
Net income/EPS as reported	$ 536,346	$ 1.46
Add back: Goodwill amortization	29,385	0.08
Less: Tax on deductible goodwill	442	0.00
Adjusted net income/EPS	$ 565,289	$ 1.54
Diluted earnings per common share computation:		
Net income/diluted EPS as reported	$ 536,346	$ 1.45
Add back: Goodwill amortization	29,385	0.07
Less: Tax on deductible goodwill	442	0.00
Adjusted net income/diluted EPS	$ 565,289	$ 1.52

As of December 31, 2003 and 2002, AmSouth had goodwill assets of $288.4 million included in other assets. The balance of goodwill by reportable segment for December 31, 2003, 2002 and 2001 is listed below (in millions):

Consumer Banking:	$ 217.7
Commercial Banking:	46.8
Wealth Management:	23.9
Total	$ 288.4

AmSouth has finite-lived intangible assets capitalized in other assets on its balance sheet in the form of core deposit intangibles. These intangible assets continue to be amortized over their estimated remaining useful lives in accordance with Statement 142, which ranges from one to three years. There were no adjustments to the useful lives of these intangible assets as a result of the adoption of Statement 142. At December 31, 2003 and 2002, the gross carrying amount of core deposit intangibles was $52.1 million for both years with accumulated amortization of $43.4 million and $38.6 million, respectively. The aggregate amortization expense recorded on core deposit intangibles during 2003, 2002 and 2001 was $4.8 million, $5.2 million and $4.7 million, respectively. Amortization expense on core deposit intangibles is expected to total $4.2 million, $2.6 million and $1.9 million in 2004, 2005 and 2006, respectively. All core deposit intangibles should be fully amortized by the end of 2006. At December 31, 2003, AmSouth also had a nonamortizing intangible asset of $3.7 million associated with a minimum pension liability related to an unfunded pension obligation.

NOTE 8 - DEPOSITS

The aggregate amount of time deposits of $100,000 or more, excluding certificates of deposit of $100,000 or more, was $241,450,000 and $224,337,000 at December 31, 2003 and 2002, respectively.

At December 31, 2003, the aggregate maturities, in thousands, of time deposits are summarized as follows:

2004	$ 5,906,982
2005	1,812,099
2006	945,042
2007	241,736
2008 and thereafter	190,684
	$ 9,096,543

NOTE 9 - OTHER BORROWED FUNDS

Other borrowed funds at December 31 are summarized as follows:

(In thousands)	2003	2002
Treasury, tax and loan notes	$ 292,441	$ 49,990
Short-term Federal Home Loan Bank advances	-0-	50,000
Commercial paper	3,965	5,156
Other borrowings	46,796	45,872
	$ 343,202	$ 151,018

At December 31, 2003, AmSouth had a line of credit arrangement enabling it to borrow up to $25,000,000 subject to such terms as AmSouth and the lender may mutually agree. The arrangement is reviewed annually for renewal of the credit line. The line was not in use at December 31, 2003.

The interest rate on the treasury, tax and loan notes was 0.69% and 1.16% at December 31, 2003 and 2002, respectively. All other borrowed funds had interest rates ranging from 0.28% to 12.91% at December 31, 2003 and from 0.51% to 12.50% at December 31, 2002. The weighted-average interest rate for other borrowed funds outstanding at December 31, 2003 and 2002 was 1.73% and 3.06%, respectively.

NOTE 10 - LONG-TERM DEBT

Long-term debt at December 31 is summarized as follows:

(In thousands)	2003	2002
Long-term Federal Home Loan Bank Advances	$ 5,737,952	$ 5,838,268
Other long-term debt:		
4.85% Subordinated Notes Due 2013	496,545	-0-
6.45% Subordinated Notes Due 2018	302,031	302,528
6.125% Subordinated Notes Due 2009	174,770	174,726
6.75% Subordinated Debentures Due 2025	149,968	149,950
7.75% Subordinated Notes Due 2004	149,962	149,870
7.25% Senior Notes Due 2006	99,833	99,762
6.875% Subordinated Notes Due 2003	-0-	49,990
6.625% Subordinated Notes Due 2005	49,894	49,841
Long-term notes payable	650,225	2,794
Capitalized lease obligations	395	583
Statement 133 valuation adjustments	40,859	70,971
Total other long-term debt	2,114,482	1,051,015
	$ 7,852,434	$ 6,889,283

Long-term advances from the Federal Home Loan Bank (FHLB) had maturities ranging from 2004 to 2021 and had weighted average interest rates of 4.15% at December 31, 2003, and 4.70% at December 31, 2002. These advances had a combination of fixed and floating rates. Of the balances outstanding at December 31, 2003, $2.54 billion is callable by the FHLB during the first quarter of 2004. Under the Blanket Agreement for Advances and Security Agreement with the FHLB, commercial real estate loans, residential mortgage loans, mortgage-backed securities and home equity lines and loans are pledged as collateral for the FHLB advances outstanding.

The 4.85% Subordinated Notes Due 2013 were issued March 27, 2003, by AmSouth's bank subsidiary (AmSouth Bank) at a discounted price of 99.35%. The net proceeds to AmSouth Bank after commissions totaled $496,750,000. The notes will mature April 1, 2013, and are not redeemable prior to maturity. AmSouth Bank entered into interest rate swaps in the notional amount of $500,000,000 to hedge the fair value of these notes. These swaps require AmSouth to pay variable interest rates on the 90-day London Interbank Offered Rate (LIBOR) on notional amounts of $500,000,000.

The 6.45% Subordinated Notes Due 2018 were issued February 1, 1998, by AmSouth Bank at a price of 101.702%. The net proceeds to AmSouth Bank after commissions totaled $303,156,000. The notes will mature February 1, 2018, and were issued with embedded put and call options that could require AmSouth Bank to repurchase the notes at face value on February 1, 2008. If the bank does not repurchase the debt, the interest rate on the notes will be reset on February 1, 2008, based on a set formula. AmSouth Bank entered into interest rate swaps in the notional amount of $175,000,000 to hedge the fair value of these notes. These swaps require AmSouth Bank to pay variable rates based on the 30-day and 90-day LIBOR on notional amounts of $75,000,000 and $100,000,000, respectively.

The 6.125% Subordinated Notes Due 2009 were issued March 1, 1999, at a discounted price of 99.175%. The net proceeds to AmSouth after commissions totaled $172,419,000. The notes will mature March 1, 2009, and AmSouth may redeem some, or all, of the notes prior to March 1, 2009, at the greater of 100% of the principal amount, or an amount based on a preset formula. AmSouth entered into interest rate swaps in the notional amount of $175,000,000 to hedge the fair value of these notes. These swaps require AmSouth to pay variable interest rates based on the 30-day LIBOR on notional amounts of $175,000,000.

The 6.75% Subordinated Debentures Due 2025 were issued November 6, 1995, at a discounted price of 99.883%. The net proceeds to AmSouth after commissions totaled $148,900,000. The debentures will mature on November 1, 2025, and may be redeemed on November 1, 2005, at the option of the registered holders thereof.

The 7.75% Subordinated Notes Due 2004 were issued May 19, 1994, at a discounted price of 99.389%. The net proceeds to AmSouth after commissions totaled $148,100,000. The notes will mature on May 15, 2004, and are not redeemable prior to maturity.

The 7.25% Senior Notes Due 2006, were issued April 26, 1996, at a discounted price of 99.381%. The net proceeds to AmSouth after commissions totaled $98,731,000. The notes will mature May 1, 2006, and are not redeemable prior to maturity. AmSouth has entered into interest rate swaps in the notional amount of $100,000,000 to hedge the fair value of these notes. These swaps require AmSouth to pay variable interest rates based on 30-day LIBOR.

The 6.875% Subordinated Notes Due 2003 were issued April 22, 1993, at a discounted price of 99.36%. The net proceeds to AmSouth after commissions totaled $49,355,000. The notes matured April 15, 2003, and were not redeemable prior to maturity.

The 6.625% Subordinated Notes Due 2005 were issued December 18, 1995, at a discounted price of 99.675%. The net proceeds to AmSouth after commissions totaled $49,512,500. The notes will mature December 18, 2005, and are not redeemable prior to maturity. AmSouth has entered into interest rate swaps in the notional amount of $50,000,000 to hedge the fair value of these notes. These swaps require AmSouth to pay variable interest rates based on 30-day LIBOR.

Long-term notes payable at December 31, 2003, includes $450,000,000 in floating rate bank notes that were issued during the fourth quarter of 2003. These notes mature during the fourth quarter of 2005. AmSouth pays floating rates based on 90-day LIBOR. AmSouth has entered into interest rate swaps in the notional amount of $400,000,000 to hedge the cash flows of these notes. These swaps require AmSouth to pay fixed interest rates between 2.07% and 2.11%.

Long-term notes payable at December 31, 2003, also includes $200,000,000 in fixed-rate bank notes issued November 3, 2003, at a rate of 2.82%. These notes mature November 3, 2006.

Long-term notes payable at December 31, 2003, also consists of a $225 thousand note with an interest rate of 8.00% maturing in 2012.

The aggregate stated maturities, in thousands, of long-term debt outstanding at December 31, 2003, are summarized as follows:

2004	$ 202,168
2005	613,063
2006	299,833
2007	275,722
2008	510,750
Thereafter	5,950,898
	$ 7,852,434

At December 31, 2003, unused capacity under AmSouth's shelf registration statement filed with the Securities and Exchange Commission totaled $325 million. This shelf registration can be utilized by AmSouth to issue senior or subordinated debt securities up to the available capacity.

NOTE 11 - DERIVATIVE FINANCIAL AGREEMENTS

AmSouth uses a variety of derivative financial instruments to enable it to manage its exposure to changes in interest rates. AmSouth also enters into similar instruments to help customers manage their exposure to interest rate and foreign currency fluctuations and to finance international activities.

Forward contracts provide AmSouth and its customers a means of managing the risks of changing interest and foreign exchange rates. These contracts represent commitments either to purchase or sell securities, loans, other money market instruments or foreign currency at a future date and at a specified price. AmSouth is subject to the market risk associated with changes in the value of the underlying financial instrument as well as the credit risk that another party will fail to perform. The gross contract amount of forward contracts represents the extent of AmSouth's involvement. However, those amounts significantly exceed the future cash requirements as AmSouth intends to close out open trading positions prior to settlement and thus is subject only to the change in value of the instruments. The gross amount of contracts represents AmSouth's maximum exposure to credit risk.

Interest rate swaps are agreements to exchange interest payments computed on notional amounts. Swaps subject AmSouth to market risk associated with changes in interest rates, as well as the credit risk that another party will fail to perform. Interest rate caps and floors are contracts in which a counterparty pays or receives a cash payment from another counterparty if a floating rate index rises above or falls below a predetermined level. The present value of purchased caps and floors in a gain position represents the potential credit risk to AmSouth.

Market risk resulting from a position in a particular derivative financial instrument may be offset by other balance sheet transactions. AmSouth monitors overall sensitivity to interest rate changes by analyzing the net effect of potential changes in interest rates on the market value of both derivative and other financial instruments and the related future cash flow streams. Certain derivative contracts also present credit risk because the counterparty may not meet the terms of the contract. Credit risk, which excludes the effects of any collateral or netting arrangements, is measured as the cost to replace, at current market rates, contracts in a profitable position. The amount of this exposure is represented by the gross unrealized gains on derivative and foreign exchange contracts. To mitigate credit risk, AmSouth deals exclusively with counterparties that have high credit ratings. AmSouth also manages the credit risk of counterparty defaults in these transactions by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, and by monitoring the size and maturity structure of the derivative portfolio. AmSouth requires collateralization by a counterparty on credit exposure above a specified credit limit. AmSouth also manages its exposure to credit risk by entering into master netting arrangements with interest rate swap and foreign exchange counterparties. These arrangements effectively reduce credit risk by permitting settlement, on a net basis, of contracts entered into with the same counterparty. AmSouth has not experienced any material credit losses associated with derivative or foreign exchange contracts.

INTEREST RATE RISK MANAGEMENT:

As part of managing interest rate risk, AmSouth uses a variety of derivative instruments to protect against the risk of interest rate movements on the value of certain assets and liabilities or on future cash flows. The nature and volume of derivative instruments used by AmSouth to manage interest rate risk related to loans, deposits and debt depend on the level and type of these on-balance sheet items and AmSouth's risk management strategies given the current and anticipated interest rate environment. Note 1 to the Consolidated Financial Statements includes a summary of how derivative instruments used for interest rate risk management are accounted for in the financial statements.

Fair Value Hedging Strategy

AmSouth has entered into interest rate swap agreements for interest rate risk exposure management purposes. The interest rate swap agreements utilized by AmSouth effectively modify AmSouth's exposure to interest rate risk by converting a portion of AmSouth's fixed-rate certificates of deposit to floating rate. AmSouth also has interest rate swap agreements which effectively convert portions of its fixed-rate long-term debt to floating rate. For the years ended December 31, 2003, 2002 and 2001, AmSouth recognized expense of $644,000, $2,616,000 and income of $544,000, respectively, related to the ineffective portion of its hedging instruments. These amounts are included in other noninterest revenue on the income statement. There were no components of derivative instruments which were excluded from the assessment of hedge ineffectiveness during 2003, 2002 or 2001.

During 2003, AmSouth began designating forward contracts to hedge the fair value of specific pools of mortgage loans held for sale from changes in interest rates. The impact of hedge ineffectiveness was not material to the earnings of AmSouth. In addition to the forward contracts treated as hedges under Statement 133, AmSouth's derivative portfolio also included forward contracts entered into to offset the impact of changes in interest rates on AmSouth's mortgage pipeline designated for future sale. Statement 133 also requires AmSouth to treat its mortgage banking loan commitments as derivatives. Accordingly, the change in the fair value of the forward contracts entered into to hedge the mortgage pipeline, while not qualifying as hedges under Statement 133, is somewhat offset by changes in the fair value of the mortgage pipeline. As a result of AmSouth's decision during 2002 to suspend the practice of selling a specific portion of its residential mortgages into the secondary market, AmSouth had no open forward contacts to sell mortgage loans at December 31, 2002. See Note 1 to the Consolidated Financial Statements for an additional discussion of AmSouth's accounting policy associated with these contracts.

Cash Flow Hedging Strategy

AmSouth has entered into interest rate swap agreements that effectively convert a portion of its floating rate loans to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest income. Approximately $1,475,000,000 and $350,000,000 of AmSouth's loans were designated as the hedged items to the interest rate swap agreements at December 31, 2003 and 2002, respectively. AmSouth has entered into interest rate swap agreements that effectively convert a portion of its long-term floating rate bank notes to fixed rate. Approximately $400,000,000 of AmSouth's long-term floating rate bank notes were designated as the hedged items to the interest rate swap agreements at December 31, 2003. AmSouth was not hedging long-term bank notes at December 31, 2002. AmSouth has entered into interest rate swap agreements to hedge the anticipated reissuance of Federal funds purchases which effectively convert a portion of its Federal funds purchased to fixed rate. Approximately $350,000,000 of AmSouth's Federal funds purchased were designated as the hedged items to the interest rate swap agreements at December 31, 2003. Approximately $300,000,000 of these swaps expire in 2005 with the remaining $50,000,000 of swaps continuing to hedge forcasted reissuances of Federal funds purchased through December 19, 2006. AmSouth was not hedging Federal funds purchased at December 31, 2002. For the years ended December 31, 2003, 2002 and 2001, AmSouth recognized expense of $27,000, $48,000 and income of $26,000, respectively, related to the ineffective portion of its hedging instruments. This income is reflected in other noninterest revenue. There were no components of derivative instruments which were excluded from the assessment of hedge ineffectiveness during 2003, 2002 or 2001. The change in accumulated other comprehensive (loss)income resulting from cash flow hedges is as follows:

(In thousands)	2003	2002	2001
Accumulated unrealized gains on derivatives used in cash flow hedges at January 1, net of tax	$ 9,506	$ 18,569	$ 5,651
Net unrealized (losses)/gains for the period, net of tax	(17,466)	7,434	23,423
Reclassification of gains to net income, net of tax	(14,034)	(16,497)	(10,505)
Accumulated unrealized (losses)/gains on derivatives used in cash flow hedges at December 31, net of tax	$ (21,994)	$ 9,506	$ 18,569

During 2004, AmSouth expects to reclassify out of other comprehensive income and into earnings approximately $9,756,000 due to the receipt of variable interest on its hedged variable rate loans and the payment of variable interest on its hedged floating rate bank notes and Federal funds purchased.

AmSouth's credit exposure related to interest rate swaps used for interest rate risk management purposes was $55,883,000 and $85,516,000 at December 31, 2003 and 2002, respectively. This amount represents the unrealized gains on these derivative instruments.

TRADING PORTFOLIO

In addition to using derivative contracts as an interest rate risk management tool, AmSouth also enters into various derivative instruments to help its corporate customers manage their exposure to interest rate and foreign currency fluctuations. To mitigate the interest rate risk associated with these customer contracts, AmSouth enters into offsetting derivative contract positions. AmSouth manages its credit risk or potential risk of default by its corporate customers through credit limit approval and monitoring procedures. Both the derivative contracts entered into with its customers and the offsetting derivative positions are recorded at their estimated fair value. Market value changes on these derivative instruments are recognized in income in the period of change. At December 31, 2003, AmSouth had $84,821,000 recorded in other assets and $84,089,000 recorded in other liabilities associated with $3.9 billion notional amount of open interest rate contracts. At December 31, 2002, AmSouth had $110,847,000 recorded in other assets and $109,787,000 recorded in other liabilities associated with $3.5 billion notional amount of open interest rate contracts. At December 31, 2003, AmSouth also had $463 thousand in recorded asset balances and $430 thousand in recorded liability balances associated with $11 million notional amount of open foreign exchange contracts. At December 31, 2002, AmSouth had $449 thousand in recorded asset balances and $402 thousand in recorded liability balances associated with $22 million notional amount of open foreign exchange contracts. The asset balances, or unrealized gains, represent AmSouth's credit exposure related to these interest rate and foreign exchange contracts.

NOTE 12 - GUARANTEES, COMMITMENTS AND CONTINGENCIES

AmSouth Investment Services, Inc. (AIS), a subsidiary of AmSouth, guarantees the margin account balances issued by its brokerage clearing agent on behalf of AIS's customers. If a customer defaults on the margin account, AIS has guaranteed to the brokerage clearing agent to buy in the account so as to bring the account into compliance with applicable margin or maintenance requirements. The margin account balance as of December 31, 2003, was $28 million. The total potential margin guarantee for AIS was $228.5 million as of December 31, 2003, which is equal to 70% of customers' account balances. In the event a customer defaults, AmSouth would have recourse to the customer. AmSouth has no liability recorded on its balance sheet related to this agreement.

AmSouth issues off-balance sheet financial instruments in connection with commercial and consumer lending activities. The credit risk associated with these instruments is essentially the same as that involved in extending loans to customers and is subject to AmSouth's credit policies. Collateral is obtained based on management's assessment of the customer.

Credit risk associated with these instruments is represented by the contractual amounts indicated in the following table (in thousands):

	December 31	
	2003	2002
Unused commitments to extend credit	$ 20,040,048	$ 19,711,404
Standby letters of credit	$ 3,120,022	$ 2,699,283
Commercial letters of credit	$ 43,512	$ 61,485

Unused Commitments to Extend Credit

Commitments to extend credit are legally binding agreements to lend to a customer, provided there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total contractual amount of commitments does not necessarily represent future cash requirements of AmSouth.

Standby Letters of Credit

AmSouth, as part of its ongoing business operations, issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by AmSouth generally to guarantee the performance of a customer to a third party. A financial standby letter of credit is a commitment by AmSouth to guarantee a customer's repayment of an outstanding loan or debt instrument. In a performance standby letter of credit, AmSouth guarantees a customer's performance under a contractual nonfinancial obligation for which it receives a fee. AmSouth has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. Revenues are recognized ratably over the life of the standby letter of credit. At December 31, 2003, AmSouth had standby letters of credit outstanding with maturities ranging from less than one year to eleven years. The maximum potential amount of future payments AmSouth could be required to make under its standby letters of credit at December 31, 2003, is $3.1 billion and represents AmSouth's maximum credit risk. At December 31, 2003, AmSouth had $12.2 million of liabilities and $12.2 million of receivables associated with standby letters of credit agreements entered into subsequent to December 31, 2002, as a result of AmSouth's adoption of Interpretation 45 at January 1, 2003. Standby letters of credit agreements entered into prior to January 1, 2003, have a carrying value of zero. AmSouth holds collateral to support standby letters of credit when deemed necessary. The fair value of collateral held at December 31, 2003, was $61.7 million.

Commercial Letters of Credit

Commercial letters of credit are issued to facilitate foreign or domestic trade transactions. Under the terms of a commercial letter of credit, as a general rule, drafts will be drawn when the underlying transaction is consummated as intended. Since the conditions requiring AmSouth to fund letters of credit may not occur, AmSouth expects its liquidity requirements to be less than the total outstanding commitments.

Conduit Transactions

AmSouth provides the credit enhancements associated with its conduit securitizations by providing standby letters of credit. At December 31, 2003, AmSouth had $93.4 million of letters of credit supporting its conduit transactions.

AmSouth also provides liquidity lines of credit related to its conduit securitizations to support the issuance of commercial paper under 364-day commitments. These liquidity lines can be drawn upon in the unlikely event of a commercial paper market disruption or other factors, such as credit rating downgrades of one of the asset-backed commercial paper issuers or AmSouth, as the provider of the credit support, which could prevent the asset-backed commercial paper issuers from being able to issue commercial paper. At December 31, 2003, AmSouth had liquidity lines of credit supporting these transactions of $1.6 billion.

Other Commitments and Contingencies

AmSouth and its subsidiaries lease land, premises and equipment under cancelable and noncancelable leases, some of which contain renewal options under various terms. The leased properties are used primarily for banking purposes.

The total rental expense on operating leases for the years ended December 31, 2003, 2002 and 2001 was $63,186,000, $63,297,000 and $58,431,000, respectively. Rental income on bank premises for 2003, 2002 and 2001 was $8,370,000, $8,562,000 and $6,967,000, respectively. There were no material contingent rental expenses for 2003, 2002 or 2001.

Future minimum payments, in thousands, by year and in the aggregate, for noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

2004	$ 51,886
2005	44,831
2006	41,193
2007	39,157
2008	36,866
Thereafter	239,513
	$ 453,446

Various legal proceedings are pending against AmSouth and its subsidiaries. Some of these proceedings seek relief or allege damages that are substantial. The actions arise in the ordinary course of AmSouth's business and include actions relating to its imposition of certain fees, lending, collections, loan servicing, deposit taking, investment, trust, and other activities. Additionally, AmSouth and certain of its subsidiaries which are regulated by one or more federal and state authorities are the subject of regularly scheduled and special examinations, reviews and investigations conducted by such regulatory authorities and by law enforcement agencies. AmSouth may occasionally have disagreements with regulatory authorities and law enforcement agencies resulting from these examinations, reviews and investigations. Because some of these actions are complex and for other reasons, it may take a number of years to finally resolve them. Although it is not possible to determine with certainty AmSouth's potential exposure from these proceedings, based upon legal counsel's opinion, management considers that any liability resulting from the proceedings would not have a material impact on the financial condition or results of operations of AmSouth.

AmSouth's federal and state income tax returns are subject to review and examination by government authorities. In the normal course of these examinations, AmSouth is subject to challenges from federal and state authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. AmSouth is currently under examination by a number of the states in which it does business. AmSouth is also under examination by the Internal Revenue Service (IRS) for the years ended December 31, 1998, September 30, 1999, and December 31, 1999. In connection with this examination, the IRS has issued Notices of Proposed Adjustments with respect to AmSouth's tax treatment of certain leveraged lease transactions that were entered into during the years under examination. Management believes that AmSouth's treatment of these leveraged lease transactions was in compliance with existing tax laws and regulations and intends to vigorously defend its position. Management does not expect that resolution of the state or IRS audit issues will have a material impact on AmSouth's financial position or operating results.

NOTE 13 - SHAREHOLDERS' EQUITY

AmSouth offers a Direct Stock Purchase and Dividend Reinvestment Plan, whereby investors can purchase shares of common stock directly from AmSouth and reinvest dividends to acquire shares of common stock. Shareholders may invest additional cash up to $10,000 per transaction and $120,000 in any calendar year with no brokerage commissions or fees charged.

AmSouth has a Stockholder Protection Rights Agreement which attaches a Right to every common share outstanding. Each Right entitles its registered holder, upon occurrence of certain events, to purchase from AmSouth one one-thousandth of a share of Series A Preferred Stock, without par value, for $88.89, subject to adjustment for certain events. The Rights will be exercisable only if a person or group acquires 15% or more of AmSouth's common stock or commences a tender offer that will result in such person or group owning 15% or more of AmSouth's common stock. The Rights may be redeemed by action of the Board for $.0044 per Right.

On April 20, 2000, AmSouth's Board approved a plan to repurchase up to 35,000,000 shares of its outstanding common stock over a two-year period. During 2001 and 2000, AmSouth purchased 12,263,000 and 22,322,000 shares, respectively, at a cost of $219,888,000 and $369,696,000, respectively, under this plan. This authorization expired at the end of 2001.

On September 19, 2001, AmSouth's Board approved a plan to repurchase up to 25,000,000 shares of its outstanding common stock over a two-year period. During 2003, 2002 and 2001, AmSouth purchased 7,672,000, 13,274,000 and 2,270,000 shares, respectively, at a cost of $156,881,000, $272,103,000 and $41,157,000, respectively, under this authorization. This authorization expired during the third quarter of 2003.

On April 17, 2003, AmSouth's Board approved a plan to repurchase up to 25,000,000 shares of the Company's outstanding common stock. The common shares may be repurchased in the open market or in privately negotiated transactions. The reacquired common shares will be held as treasury shares and may be reissued for various corporate purposes including employee benefit programs. During 2003, AmSouth repurchased 291,000 shares at a cost of $6,211,000 under this authorization.

At December 31, 2003, there were 2,780,000 shares reserved for issuance under the Direct Stock Purchase and Dividend Reinvestment Plan, 46,842,000 shares reserved for issuance under stock compensation plans (29,743,000 shares represent stock options outstanding), 454,000 shares reserved under the AmSouth Deferred Compensation Plan, and 208,000 shares reserved for issuance under the employee stock purchase plan for a total of 50,284,000 shares.

In 2003, AmSouth increased its dividend per share to $0.93 per common share, compared to $0.89 in 2002 and $0.85 in 2001.

At December 31, 2003, accumulated other comprehensive loss included $21,994,000 after tax of net unrealized losses associated with the effective portion of AmSouth's cash flow hedges, $9,715,000 after tax of net unrealized losses on AFS securities and $8,551,000 after tax of comprehensive loss associated with a minimum pension liability related to an unfunded pension liability. At December 31, 2002, other comprehensive income included $9,506,000 net of income tax associated with the effective portion of AmSouth's cash flow hedges and $93,453,000 after tax of net unrealized gains on AFS securities. Included in the net unrealized losses and gains on AFS securities at December 31, 2003 and 2002, respectively, was $10,379,000 and $26,014,000, respectively, of unrealized securities losses associated with the transfer of available-for-sale securities to held-to-maturity at the time of AmSouth's merger with First American Corporation. These unrealized securities losses are being amortized over the estimated lives of the transferred securities.

NOTE 14 - EARNINGS PER COMMON SHARE

The following table sets forth the computation of earnings per common share and diluted earnings per common share:

(Dollars in thousands)	2003	2002	2001
Earnings per common share computation:			
Numerator:			
Net income	$ 626,121	$ 609,147	$ 536,346
Denominator:			
Average common shares outstanding	350,237	358,176	367,404
Earnings per common share	$ 1.79	$ 1.70	$ 1.46
Diluted earnings per common share computation:			
Numerator:			
Net income	$ 626,121	$ 609,147	$ 536,346
Denominator:			
Average common shares outstanding	350,237	358,176	367,404
Dilutive shares contingently issuable	4,071	4,153	3,544
Average diluted common shares outstanding	354,308	362,329	370,948
Diluted earnings per common share	$ 1.77	$ 1.68	$ 1.45

The effect from assumed exercise of 2.8 million, 12.4 million and 4.5 million of stock options was not included in the computation of diluted earnings per common share for 2003, 2002 and 2001, respectively, because such shares would have had an antidilutive effect on earnings per share.

NOTE 15 - LONG-TERM INCENTIVE COMPENSATION PLANS

AmSouth has long-term incentive compensation plans which permit the granting of incentive awards in the form of stock options, restricted stock awards and stock appreciation rights. Generally, the terms of these plans stipulate that the exercise price of options may not be less than the fair market value of AmSouth's common stock at the date the options are granted. Options granted generally vest between one and three years from the date of the grant. All of the options granted during 2003 and 2002 expire ten years from the date of grant. All other options granted generally expire not later than ten years from the date of the grant.

Statement 123 requires pro forma information regarding net income and earnings per share. This pro forma information has been determined as if AmSouth had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002 and 2001, respectively: a risk-free interest rate of 3.81%, 4.92% and 5.00%, a dividend yield of 4.49%, 4.36% and 4.99%, a volatility factor of 31.40%, 31.39% and 31.51%, and a weighted-average expected life of the options of 7.0 years. The weighted-average fair value of options granted during 2003, 2002 and 2001 was $4.49, $4.93 and $3.79, respectively.

No option-based employee compensation cost is reflected in reported net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. AmSouth does, however, currently recognize compensation expense related to restricted stock issuances as disclosed in the table below. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. AmSouth's pro forma information follows (in thousands except for earnings per share information):

	2003	2002	2001
Net income:			
As reported	$ 626,121	$ 609,147	$ 536,346
Add: Stock-based compensation expense included in reported net income, net of tax	1,889	2,107	1,778
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(26,998)	(26,648)	(24,468)
Pro forma	601,012	584,606	513,656
Earnings per common share:			
As reported	$ 1.79	$ 1.70	$ 1.46
Pro forma	1.72	1.63	1.40
Diluted earnings per common share:			
As reported	$ 1.77	$ 1.68	$ 1.45
Pro forma	1.70	1.62	1.38

The following table summarizes AmSouth's stock option activity and related information during 2001, 2002 and 2003:

	Number of Shares	Option Price per Share	Weighted-Average Exercise Price
Balance at January 1, 2001	16,644,797	$ 3.17 - $ 32.92	$ 17.01
Options exercised	(1,127,404)	3.17 - 19.78	8.89
Options forfeited	(694,772)	6.81 - 32.92	18.54
Options granted	6,509,400	16.04 - 19.96	17.06
Balance at December 31, 2001	21,332,021	4.31 - 32.92	17.28
Options exercised	(2,376,150)	4.31 - 22.42	13.90
Options forfeited	(1,044,674)	6.11 - 27.49	21.15
Options granted	8,932,100	18.33 - 22.81	20.42
Balance at December 31, 2002	26,843,297	5.14 - 32.92	18.43
Options exercised	(5,161,082)	5.14 - 22.55	15.48
Options forfeited	(1,331,716)	6.23 - 31.21	19.58
Options granted	9,392,150	19.31 - 23.96	20.53
Balance at December 31, 2003	29,742,649	$ 6.34 - $32.92	$ 19.56

Of the options outstanding at December 31, 2003, those options granted since January 1, 2002, had vesting periods between one and three years from the date of grant. All other options outstanding were exercisable. At December 31, 2003 and 2002, options exercisable totaled 15,456,677 and 12,055,611, respectively, and had a weighted-average exercise price per share of $18.70 and $18.23, respectively.

The following table presents the weighted-average remaining life as of December 31, 2003, for options outstanding within the stated exercise price range.

	Outstanding			Exercisable	
Exercise Price Range Per Share	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Life	Number of Options	Weighted-Average Exercise Price
$ 6.34 - $ 9.11	459,606	$ 8.40	.92 years	459,606	$ 8.40
10.52 - 14.25	733,260	12.16	2.00 years	733,260	12.16
14.31 - 21.37	24,735,807	19.14	8.00 years	10,970,481	17.54
21.46 - 31.21	3,757,727	24.90	5.83 years	3,237,081	25.31
32.75 - 32.92	56,249	32.89	5.25 years	56,249	32.89

AmSouth also has issued common stock as restricted stock awards to key officers with the restriction that they remain employed with AmSouth for periods of three years or longer. The following table summarizes AmSouth's restricted stock grants and the weighted-average fair values at grant date:

	2003	2002	2001
Shares granted	102,438	166,028	1,047,995
Weighted-average fair value of restricted stock granted during the year	$ 20.83	$ 20.68	$ 17.09

At December 31, 2003, there were no stock appreciation rights outstanding.

NOTE 16 - REGULATORY REQUIREMENTS AND RESTRICTIONS

Capital is the primary tool used by regulators to monitor the financial health of insured banks and savings institutions. The Federal Reserve Board and the Federal Deposit Insurance Corporation have historically had similar capital adequacy guidelines involving minimum leverage capital and risk-based capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, AmSouth and its banking subsidiary must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors. Based on the risk-based capital rules and definitions prescribed by the banking regulators, should an institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. AmSouth and its subsidiary bank are required to have core capital (Tier 1) of at least 4% of risk-weighted assets, total capital of 8% of risk-weighted assets and a leverage ratio of 3% of adjusted quarterly average assets. Tier 1 capital consists principally of shareholders' equity, excluding unrealized gains and losses on securities available-for-sale, less goodwill and certain other intangibles. Total capital consists of Tier 1 capital plus certain debt instruments and the reserve for credit losses, subject to limitation. The leverage ratio reflects Tier 1 capital divided by average assets for the quarter. Average assets used in the calculation excludes certain intangible and mortgage servicing assets. The regulations also define well-capitalized levels of Tier 1 capital, total capital and leverage as ratios of 6%, 10% and 5%, respectively, for banking entities. AmSouth's banking subsidiary had Tier 1 capital, total capital and leverage ratios above the well-capitalized levels at December 31, 2003 and 2002. Management believes that no changes in conditions or events have occurred since December 31, 2003, which would result in changes that would cause AmSouth Bank to fall below the well-capitalized level.

The actual capital ratios and amounts for AmSouth and AmSouth Bank are as follows:

	2003		2002	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
Tier 1 capital:				
AmSouth	$ 2,958,787	7.71%	$ 2,709,981	7.80%
AmSouth Bank	3,313,759	8.65	3,301,450	9.52
Total capital:				
AmSouth	$ 4,302,469	11.22%	$ 3,682,836	10.60%
AmSouth Bank	4,442,698	11.59	3,989,689	11.50
Leverage:				
AmSouth	$ 2,958,787	6.66%	$ 2,709,981	6.85%
AmSouth Bank	3,313,759	7.46	3,301,450	8.35

AmSouth's banking subsidiary is required to maintain reserve balances with the Federal Reserve Bank based on a percentage of deposits reduced by its cash on hand. The average amount of those reserves was approximately $17,211,000 and $10,996,000 for the years ended December 31, 2003 and 2002, respectively.

Certain restrictions exist regarding the ability of banking subsidiaries to transfer funds to the parent company as loans, advances or dividends. The subsidiary bank can initiate dividend payments in 2004, without prior regulatory approval, of an amount equal to $21.3 million plus its net profits for 2004, as defined by statute. Substantially all of the parent company's retained earnings at December 31, 2003 and 2002, represented undistributed earnings of its banking subsidiary.

NOTE 17 - PENSION AND OTHER EMPLOYEE BENEFIT PLANS

AmSouth sponsors a noncontributory defined benefit pension plan, covering substantially all regular full-time employees and part-time employees who work over one thousand hours a year. Benefits are generally based on years of service and the employee's earnings during the five consecutive calendar years out of the last ten years of employment that produce the highest average. Actuarially determined pension costs are charged to current operations using the projected unit credit method. AmSouth's funding policy is to contribute an amount that meets the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the corporation determines to be appropriate.

In addition to pension benefits, AmSouth provides postretirement medical plans to all current employees who retire between the ages of 55 and 65 with five calendar years of service and provides certain retired and grandfathered retired participants with postretirement healthcare benefits past age 65. Postretirement life insurance is also provided to a grandfathered group of employees and retirees. Costs associated with these postretirement benefit plans are charged to operations based on actuarial calculations.

AmSouth uses a September 30 measurement date for its plans. The following table summarizes the change in benefit obligation and plan assets and the funded status of the pension and other postretirement plans at December 31, 2003 and 2002:

	Retirement Plans		Other Postretirement Benefits	
(In thousands)	2003	2002	2003	2002
Change in benefit obligation:				
Benefit obligation at beginning of period	$ 618,194	$ 521,059	$ 48,619	$ 44,552
Service cost	18,813	15,510	854	915
Interest cost	40,118	38,001	2,513	3,208
Amendments	-0-	-0-	(9,190)	-0-
Actuarial loss	67,692	75,088	2,498	3,430
Benefits and expenses paid	(32,537)	(31,464)	(3,372)	(3,486)
Benefit obligation at end of period	712,280	618,194	41,922	48,619
Change in plan assets:				
Fair value of plan assets at beginning of period	558,183	563,816	4,463	3,847
Actual return on plan assets	93,709	(54,696)	148	616
Company contribution	90,967	80,527	-0-	-0-
Benefits and expenses paid	(32,537)	(31,464)	(95)	-0-
Fair value of plan assets at end of period	710,322	558,183	4,516	4,463
Funded status of the plan	(1,958)	(60,011)	(37,406)	(44,156)
Unrecognized actuarial loss	282,684	248,987	16,993	15,707
Unamortized prior service (credit)/cost	(821)	(1,121)	(6,266)	278
Unrecognized net transition obligation	1,540	1,732	391	2,210
Prepaid/(accrued) benefit cost at September 30	$ 281,445	$ 189,587	$ (26,288)	$ (25,961)
Employer contributions from October 1 to December 31	146	119	714	913
Prepaid/(accrued) benefit cost at December 31	$ 281,591	$ 189,706	$ (25,574)	$ (25,048)
Amounts recognized in the statement of condition:				
Prepaid benefit cost	$ 305,126	$ 214,245	$ 518	$ 854
Accrued benefit liability	(40,907)	(28,659)	(26,092)	(25,902)
Intangible assets	3,668	4,120	N/A	N/A
Other comprehensive income	13,704	-0-	N/A	N/A
Net amount recognized	$ 281,591	$ 189,706	$ (25,574)	$ (25,048)

The accumulated benefit obligation for all defined benefit pension plans was $674,189,000 and $581,222,000 as of December 31, 2003 and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	Retirement Plans	
(In thousands)	2003	2002
Projected benefit obligation	$ 47,072	$ 36,630
Accumulated benefit obligation	40,907	28,659
Fair value of plan assets	-0-	-0-

Net periodic benefit (credit)/cost includes the following components for the years ended December 31:

	Retirement Plans			Other Postretirement Benefits		
(Dollars in thousands)	2003	2002	2001	2003	2002	2001
Service cost	$ 18,813	$ 15,510	$ 15,304	$ 854	$ 915	$ 1,148
Interest cost	40,118	38,001	37,253	2,513	3,208	3,313
Expected return on plan assets	(61,346)	(61,576)	(62,211)	(239)	(243)	(242)
Amortization of prior service (credit)/cost	(300)	(300)	(311)	(870)	93	(419)
Amortization of transitional obligation/(asset)	192	192	140	43	221	278
Recognized actuarial loss/(gain)	1,633	367	(2,597)	1,038	775	946
Net periodic benefit (credit)/cost	$ (890)	$ (7,806)	$ (12,422)	$ 3,339	$ 4,969	$ 5,024

Weighted-average assumptions used to determine benefit obligations at September 30:

	Retirement Plans		Other Postretirement Benefits	
	2003	2002	2003	2002
Discount rate	6.00%	6.65%	6.00%	6.65%
Rate of compensation increase	3.75	4.40	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit cost for the fiscal year ended December 31:

	Retirement Plans			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Discount rate	6.65%	7.50%	7.75%	6.65%	7.50%	7.75%
Expected long-term rate of return on plan assets	8.75	9.50	9.50	5.50	6.50	6.50
Rate of compensation increase	4.40	5.25	5.50	N/A	N/A	N/A

The long-term expected rate of return on plan assets for determining net periodic pension cost for the fiscal year ending 2003 (8.75%) was chosen by AmSouth from a best estimate range based upon the anticipated long-term returns and long-term volatility for asset categories based on the target asset allocation of the plan.

For measurement purposes, the increase in the per capita cost of covered healthcare benefits varies by medical benefit and date of retirement. For the majority of participants, AmSouth's subsidies for all medical benefits are capped at a level dollar amount. For a grandfathered group of retirees, the rates are graded, starting at 12.0% in 2003 and dropping to an ultimate rate of 5.0% in nine years. Assumed healthcare cost trend rates have an insignificant effect on the costs and the liabilities reported for the healthcare plan. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

(In thousands)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service cost and interest cost components	$ 21	$ (20)
Effect on postretirement benefit obligation	209	(200)

AmSouth's pension plan weighted-average asset allocations at September 30, 2003, and 2002, by asset category are as follows:

	2003	2002
Asset Category		
Large Cap Equity Securities	34%	35%
Small Cap Equity Securities	14	7
Debt Securities	27	32
International Securities	10	7
Other	15	19
Total	100%	100%

The AmSouth Retirement Plan is invested in a diversified manner to provide consistent returns. The portfolio as of September 30, 2003, was in transition. The Company made a $90 million contribution to the Plan on September 30, 2003, which increased the allocation to cash, temporarily. Cash is included in Other. At that time there were ongoing studies by the Plan's actuary and consultant of asset allocation. Subsequently, the AmSouth Benefits Committee decided at its November meeting to diversify the portfolio by adding real estate and hedge funds as limited portions of the portfolio. The search for appropriate vehicles for these new asset classes is underway. Once fully implemented, the Plan will have 65% in equities and 35% in bonds. The equity portion will consist of 25% large cap domestic stocks, 15% small/mid cap domestic stocks, 15% international stocks, 5% in real estate investment trusts, and 5% in hedge funds. The implementation process will likely take all of 2004 to complete. The equity portion of the Plan is further diversified among managers, styles and between active and passive investing.

The Qualified Retirement Plan has a portion of its investments in AmSouth common stock. The number of shares and the market value of the common stock were 1,080,307 and $22,924,000, respectively, as of September 30, 2003, which represents approximately 3% of plan assets at September 30, 2003. Dividends paid on the AmSouth common stock totaled $983,000 during the current plan year.

At September 30, 2003 and 2002, AmSouth's other postretirement benefits plans were invested 100% in fixed-income securities. The primary objective of this account is preservation of principal to meet future insurance policy premiums. The target asset allocations are 90 to 100% fixed income with the remainder in cash.

Contributions

AmSouth does not expect to make a contribution to its pension plan or to its other postretirement benefit plans in 2004.

Other Plans

AmSouth also maintains a thrift plan and an employee stock purchase plan that cover substantially all regular full-time employees. AmSouth matches pre-tax contributions dollar for dollar on the first 6% of base pay that each employee contributes to the thrift plan. After-tax contributions to the thrift plan are matched at 50 cents for every dollar contributed by an employee through the first 6% of base pay. Employees may make both pre-tax and after-tax contributions, but no matching contributions are made on any employee contributions above 6%, with pre-tax contributions being matched first. All company-matching contributions are made in AmSouth common stock and allocated to the AmSouth common stock investment option. Effective March 1, 2002, participants may transfer company-matching contributions out of the AmSouth common stock investment option to other investment options at any time. The cost of the thrift plans for the years ended December 31, 2003, 2002 and 2001 was $16.8 million, $15.8 million and $15.7 million, respectively. Under the employee stock purchase plan, an employee may invest up to $2,000 each calendar year in purchases of AmSouth common stock and AmSouth will contribute a matching 25% toward the purchase. Additional purchases of up to $8,000 may be made on an unmatched basis with no administrative or brokerage fees charged. Under the employee stock purchase plan, 185,070 and 191,119 shares of AmSouth common stock were purchased during 2003 and 2002, respectively, with weighted-average fair values of $20.47 and $20.31, respectively.

NOTE 18 - INCOME TAXES

The provisions for income taxes charged to earnings are summarized as follows:

	Years Ended December 31		
(In thousands)	2003	2002	2001
Current tax expense:			
Federal	$ 18,855	$ 44,433	$ 41,916
State	2,406	1,525	521
	21,261	45,958	42,437
Deferred tax expense:			
Federal	216,467	191,806	170,099
State	27,287	24,918	21,730
	243,754	216,724	191,829
	$ 265,015	$ 262,682	$ 234,266

The differences between the actual income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

	Years Ended December 31		
(In thousands)	2003	2002	2001
Tax at statutory federal income tax rate	$ 311,897	$ 305,140	$ 269,714
State and local income taxes, net of federal benefits	19,300	17,188	14,464
Goodwill amortization	-0-	-0-	9,899
Tax-exempt interest	(8,317)	(8,898)	(9,756)
Bank-owned life insurance income	(21,552)	(24,273)	(21,775)
Lease residual option benefit	(15,005)	(17,152)	(24,514)
Other	(21,308)	(9,323)	(3,766)
	$ 265,015	$ 262,682	$ 234,266

The significant temporary differences that created deferred tax assets and liabilities at December 31 are as follows:

	Years Ended December 31	
(In thousands)	2003	2002
Deferred tax assets:		
Loan loss reserves	$ 147,434	$ 148,419
Mortgage servicing rights	13,331	12,045
Federal tax credit carryforwards	-0-	29,223
State net operating loss carryforwards	21,911	25,476
Other	36,164	25,488
	218,840	240,651
Deferred tax liabilities:		
Leasing activities	(1,062,123)	(883,748)
Depreciation	(8,598)	(8,704)
Employee benefits	(57,750)	(31,579)
Statement 115 equity adjustment	(241)	(72,315)
Other	(22,953)	(27,562)
	(1,151,665)	(1,023,908)
Net deferred tax liability	$ (932,825)	$ (783,257)

At December 31, 2002, for income tax purposes, AmSouth had alternative minimum tax (AMT) federal tax credit carryforwards of $29.2 million. The AMT tax credit carryforwards have been fully utilized in 2003. At December 31, 2003, AmSouth also had a deferred state tax asset of $21.9 million resulting from net operating loss carryforwards. These carryforwards begin expiring in 2006, with the last one expiring in 2023. There was no valuation allowance recorded in 2002 and 2003 because it is more likely than not that all deferred tax assets will be realized.

The Internal Revenue Service (IRS) is currently examining the Company's consolidated tax returns for the years 1998 and 1999. In addition, the IRS is examining the consolidated tax returns of First American Corporation for the years 1998 and 1999. The resolution of these examinations is not expected to have a material impact on the Company's consolidated financial condition or consolidated results of operations.

Income taxes paid were $62,519,000, $39,238,000 and $6,481,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Applicable income tax expense of $16,868,000, $4,953,000 and $4,213,000 on securities gains and losses for the years ended December 31, 2003, 2002 and 2001, respectively, is included in the provision for income taxes. As a result of the resolution of certain tax matters, AmSouth was able to reduce its tax accrual by $11,725,000 in 2003.

NOTE 19 - OTHER NONINTEREST REVENUES AND OTHER NONINTEREST EXPENSES

The components of other noninterest revenues and other noninterest expenses are as follows:

(In thousands)	Years Ended December 31 2003	2002	2001
Other noninterest revenues:			
Interchange income	$ 67,404	$ 63,429	$ 56,581
Bank-owned life insurance policies	52,216	59,899	53,846
Mortgage income	51,181	24,148	32,627
Gains on sales of available-for-sale securities	44,862	13,174	11,204
Other portfolio income	8,583	4,337	1,987
Other	120,520	101,927	126,423
	$ 344,766	$ 266,914	$ 282,668
Other noninterest expenses:			
Postage and office supplies	$ 47,050	$ 49,091	$ 49,472
Marketing	36,504	35,609	34,812
Professional fees	32,579	31,051	28,433
Communications	28,218	28,438	40,484
Amortization of intangibles	4,793	5,161	34,039
Other	167,408	155,731	167,909
	$ 316,552	$ 305,081	$ 355,149

NOTE 20 - BUSINESS SEGMENT INFORMATION

AmSouth has three reportable segments: Consumer Banking, Commercial Banking and Wealth Management. Each of these units provides unique products and services to a variety of customer groups and has its own management team. Consumer Banking delivers a full range of financial services to individuals and small businesses. Services include loan products such as residential mortgages, equity lending, credit cards, and loans for automobile and other personal financing needs, and various products designed to meet the credit needs of small businesses. In addition, Consumer Banking offers various deposit products that meet customers' savings and transaction needs. Commercial Banking meets corporate and middle market customers' needs with a comprehensive array of credit, treasury management, international, and capital markets services. Included among these are several specialty services such as real estate finance, asset-based lending and commercial leasing. Wealth Management is comprised of trust, institutional, retirement, private client services (PCS) and broker/dealer services, and provides primarily fee-based income. Wealth Management includes not only traditional trust services, but also a substantial selection of investment management services including AmSouth's proprietary mutual fund family. This area also includes commercial and consumer loan and deposit products associated with PCS customers. Treasury & Other is comprised of balance sheet management activities that include the investment portfolio, nondeposit funding and gains and losses associated with derivative hedging strategies. Treasury & Other also includes income from bank-owned life insurance policies, gains and losses on sales of fixed and other assets as well as corporate expenses such as corporate overhead and the amortization of goodwill and deposit intangibles for all years shown. In addition, Treasury & Other includes the reversal of revenues and expenses associated with PCS customers' loans and deposit balances to eliminate any double counting which occurs as a result of including these revenues and expenses in the Wealth Management segment as well as in either the Commercial or Consumer segments.

Measurement of Segment Profit or Loss and Segment Assets

AmSouth evaluates performance and allocates resources based on profit or loss from operations. The accounting policies of the reportable segments are the same as those described in Note 1 except that AmSouth uses matched maturity transfer pricing to fairly and consistently assign funds costs to assets and earnings credits to liabilities with a corresponding offset in Treasury & Other. During 2003, AmSouth changed the way it allocates internal funding credits for deposits for segment reporting purposes. AmSouth changed its methodology to better capture the impact of changes in interest rates on the values of certain deposit products for each segment. Accordingly, AmSouth has adjusted its current and prior year segment information to reflect this new methodology. AmSouth allocates noninterest expenses to match revenues based on various activity statistics. AmSouth is disclosing net interest income in lieu of interest income. Performance is assessed primarily on net interest income by the chief operating decision makers. Excluding the internal funding and the impact of recording PCS customer revenue and expenses in Wealth Management, AmSouth does not have intracompany revenues or expenses. The provision for loan losses for each segment reflects the net charge-offs in each segment. The difference between net charge-offs and the provision is included in Treasury & Other. Additionally, segment income tax expense is calculated using the marginal tax rate. The difference between the marginal and effective tax rate is included in Treasury & Other.

AmSouth operates primarily in the United States; accordingly, geographic distribution of revenue and long-lived assets in other countries is not significant. Revenues from no individual customer exceeded 10% of consolidated total revenues. AmSouth's segments are not necessarily comparable with similar information for any other financial institution.

(In thousands)	Consumer Banking	Commercial Banking	Wealth Management	Treasury & Other	Total
2003					
Net interest income before internal funding	$ 791,932	$ 458,809	$ 146,510	$ 17,384	$ 1,414,635
Internal funding	320,545	(60,493)	(17,988)	(242,064)	-0-
Net interest income/(expense)	1,112,477	398,316	128,522	(224,680)	1,414,635
Noninterest revenues	448,654	126,241	177,728	103,155	855,778
Total revenues	1,561,131	524,557	306,250	(121,525)	2,270,413
Provision for loan losses	138,890	26,092	1,064	7,654	173,700
Noninterest expenses	736,386	179,713	201,650	87,828	1,205,577
Income/(Loss) before income taxes	685,855	318,752	103,536	(217,007)	891,136
Income taxes	257,881	119,851	38,930	(151,647)	265,015
Segment net income/(loss)	$ 427,974	$ 198,901	$ 64,606	$ (65,360)	$ 626,121
Revenues from external customers	$ 1,240,586	$ 585,050	$ 167,761	$ 277,016	$ 2,270,413
Ending assets	$ 19,791,586	$ 11,504,000	$ 3,938,731	$ 10,381,199	$ 45,615,516
2002					
Net interest income before internal funding	$ 764,814	$ 506,921	$ 138,078	$ 62,827	$ 1,472,640
Internal funding	338,734	(130,161)	(29,785)	(178,788)	-0-
Net interest income/(expense)	1,103,548	376,760	108,293	(115,961)	1,472,640
Noninterest revenues	368,428	120,352	187,902	62,679	739,361
Total revenues	1,471,976	497,112	296,195	(53,282)	2,212,001
Provision for loan losses	144,136	42,130	911	26,373	213,550
Noninterest expenses	700,408	174,923	187,360	63,931	1,126,622
Income/(Loss) before income taxes	627,432	280,059	107,924	(143,586)	871,829
Income taxes	235,914	105,302	40,580	(119,114)	262,682
Segment net income/(loss)	$ 391,518	$ 174,757	$ 67,344	$ (24,472)	$ 609,147
Revenues from external customers	$ 1,133,242	$ 627,273	$ 180,263	$ 271,223	$ 2,212,001
Ending assets	$ 18,514,111	$ 10,858,314	$ 3,253,880	$ 7,944,967	$ 40,571,272
2001					
Net interest income before internal funding	$ 494,795	$ 648,561	$ 104,445	$ 118,921	$ 1,366,722
Internal funding	509,005	(257,861)	(19,446)	(231,698)	-0-
Net interest income/(expense)	1,003,800	390,700	84,999	(112,777)	1,366,722
Noninterest revenues	351,848	108,716	211,604	76,054	748,222
Total revenues	1,355,648	499,416	296,603	(36,723)	2,114,944
Provision for loan losses	126,454	75,621	749	(15,724)	187,100
Noninterest expenses	683,838	181,269	193,160	98,965	1,157,232
Income/(Loss) before income taxes	545,356	242,526	102,694	(119,964)	770,612
Income taxes	205,054	91,190	38,613	(100,591)	234,266
Segment net income/(loss)	$ 340,302	$ 151,336	$ 64,081	$ (19,373)	$ 536,346
Revenues from external customers	$ 846,643	$ 757,277	$ 206,616	$ 304,408	$ 2,114,944
Ending assets	$ 16,172,251	$ 11,061,055	$ 2,838,565	$ 8,528,543	$ 38,600,414

NOTE 21 - SECURITIZATIONS

During 2003 and 2002, AmSouth sold commercial loans to third-party multi-issuer conduits. During 2001, AmSouth sold commercial and residential mortgage loans to third-party multi-issuer conduits. In previous years, AmSouth also sold dealer loans to third-party multi-issuer conduits and sold dealer loans and residential mortgage loans in securitization transactions. AmSouth retained servicing responsibilities in all of these sales and securitization transactions. In addition, AmSouth also retained an interest in excess interest spreads and in some cases, subordinated interests. As part of the sale and securitization of loans to conduits, AmSouth provides credit enhancements to the conduits in the form of letters of credit for which liabilities of $4,474,000, $6,247,000 and $10,693,000 were recorded at December 31, 2003, 2002 and 2001, respectively. AmSouth also provides liquidity lines of credit to support the issuance of commercial paper under 364-day loan commitments. These liquidity lines can be drawn upon in the unlikely event of a commercial paper market disruption or other factors, which could prevent the asset-backed commercial paper issuers from being able to issue commercial paper. At December 31, 2003, AmSouth had liquidity lines of credit supporting these conduit transactions of $1.6 billion. In addition to these transactions, AmSouth also engaged in an ongoing program of selling residential mortgage loans to third parties in which no servicing or other interest was retained. During 2002 and 2001, $963,000,000 and $1,507,000,000, respectively, in residential mortgage loans were sold as part of this ongoing mortgage loan sales program, which resulted in net gains of $9,282,000 and $14,586,000, respectively.

During 2003, AmSouth recognized gains of $28,341,000 associated with guaranteed mortgage securitizations to various federal agencies for which AmSouth retained no servicing rights. During 2002, AmSouth recognized a gain of $3,324,000 associated with a guaranteed mortgage securitization of $232,708,000 of mortgage loans to the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association where AmSouth retained servicing rights and recorded a mortgage servicing asset of approximately $1.8 million. During 2001, AmSouth recognized $1,993,000 in gains on sales of residential mortgage loans to conduits. No gains or losses were recognized on commercial loans sold to third-party conduits nor was any retained interest recorded due to the relatively short life of the commercial loans sold into the conduits (average life of 30 days). The following table summarizes the key assumptions used in the calculation of retained interests and the gain or loss on the sales and securitization transactions during 2002 and 2001 in which AmSouth retained a continuing interest in the sold and securitized loans.

(Dollars in millions)	2002 Residential Mortgage Securitization	2001 Residential Mortgage Conduit
Valuation assumptions at the time of the transactions:		
Discount rate	8.75%	15-20%
Prepayment rate	483 PSA	30% CPR
Weighted-average life (years)	3.59	2.75
Expected credit losses	N/A	.14%

Provided in the table below is information concerning cash flows received from and paid to third-party conduits and securitization trusts during 2003, 2002 and 2001.

(Dollars in millions)	Residential Mortgage Conduit	Residential Mortgage Securitization	Dealer Conduit	Dealer Securitization
2003:				
Proceeds from sales	N/A	$ 1,801.0	N/A	N/A
Servicing fees and retained interests	$ 44.2	$ 1.5	$ 10.2	$ 4.4
2002:				
Proceeds from sales	N/A	$ 237.6	N/A	N/A
Servicing fees and retained interests	$ 66.7	$ -0-	$ 20.1	$ 15.3
2001:				
Proceeds from sales	$ 100.2	N/A	N/A	N/A
Servicing fees and retained interests	$ 48.1	N/A	$ 23.7	$ 28.6

The assumptions used in the subsequent valuation of retained interests at December 31, 2003, and the sensitivity of the current fair value of residual cash flows to the immediate 10% and 20% adverse change in the current assumptions are also provided below (in millions):

(Dollars in millions)	Residential Mortgage Conduit	Dealer Conduit	Dealer Securitization
Valuation assumptions at December 31, 2003:			
Discount rate	15-20%	15%	15%
Prepayment rate	40%CPR	1.5%ABS	1.5%ABS
Weighted-average life	1.89	0.44	0.65
Expected credit losses	0.05%	1.31%	1.00%
Variable returns to transferees	8 to 10 basis points over LIBOR	8 to 10 basis points over LIBOR	N/A
Residual cash flow sensitivity:			
Fair value of servicing and retained interests at December 31, 2003	$ 13.9	$ 2.7	$ 6.9
Prepayment speed:			
10% change	(1.0)	(0.6)	-0-
20% change	(1.8)	(1.5)	-0-
Credit losses:			
10% change	-0-	-0-	(0.1)
20% change	(0.1)	(0.1)	(0.1)

This sensitivity test is hypothetical and isolates the potential impact of changes in a single assumption on total fair value. These and other assumptions used in the calculation of fair values may in fact exhibit some positive correlation (which would potentially magnify the impact of a scenario) or may exhibit some negative correlation (which would potentially have some partial offsetting benefit). Also, changes in assumptions do not provide linear results. Thus, it is not possible to extrapolate the impact of other scenarios from these projections.

Included in the retained interest information are capitalized mortgage servicing rights and servicing rights associated with dealer loans. At December 31, 2003 and 2002, AmSouth had approximately $4.2 million and $10.0 million, respectively, of capitalized mortgage servicing rights with an estimated fair value of $5.78 million and $12.0 million, respectively. The following table presents a rollforward of the servicing assets balance:

Servicing Assets Balance
(In millions)

Mortgage servicing rights	2003	2002	2001
Beginning of year	$ 10.0	$ 9.9	$ 16.8
Recognized during year	-	1.8	1.0
Amortization	(5.0)	(1.7)	(7.9)
Sold during year	(0.8)	-	-
End of year	$ 4.2	$ 10.0	$ 9.9
Dealer servicing rights	**2003**	**2002**	**2001**
Beginning of year	$ 0.6	$ 1.8	$ 4.0
Amortization	(0.5)	(1.2)	(2.2)
End of year	$ 0.1	$ 0.6	$ 1.8

The following table presents managed loan information for those loan categories in which there have been loan sales or securitizations where AmSouth had a continuing retained interest at December 31, 2003. This information includes the total principal amount outstanding, the portion that has been derecognized and the portion that continues to be recognized in the statement of financial condition as of December 31, 2003, along with quantitative information about delinquencies and net credit losses (in millions). In addition to the sales of loans discussed above, the following table also includes mortgage loans which were securitized through REMICS in 1998:

(Dollars in millions)	Residential Mortgages	Dealer Loans	Equity Loans and Lines	Commercial Loans
Outstanding as of December 31, 2003:				
Loans held in portfolio	$ 3,646	$ 3,610	$ 7,005	$ 9,252
Loans securitized/sold	856	177	-0-	711
REMIC (bond portfolio)	61	-0-	65	-0-
Total managed loans	$ 4,563	$ 3,787	$ 7,070	$ 9,963
Total delinquencies as of December 31, 2003	$ 117	$ 86	$ 121	$ 127
Delinquencies as a percent of ending managed loans	2.57%	2.26%	1.73%	1.28%
Net credit losses during 2003	$ 2.5	$ 43.5	$ 36.9	$ 49.9
Net credit losses as a percent of ending managed loans	0.05%	1.15%	0.52%	0.50%

NOTE 22 - CONDENSED PARENT COMPANY INFORMATION

Statement of Condition

(In thousands)	December 31 2003	2002
ASSETS		
Investment in subsidiaries	$ 3,581,782	$ 3,705,587
Investment in Eurodollars	392,055	207,086
Available-for-sale securities	-0-	18
Other assets	20,472	8,419
	$ 3,994,309	$ 3,921,110
LIABILITIES AND SHAREHOLDERS' EQUITY		
Commercial paper	$ 3,965	$ 5,156
Subordinated debt	524,594	574,377
Other borrowed funds	128,669	128,152
Accrued interest payable and other liabilities	107,412	97,428
Total liabilities	764,640	805,113
Shareholders' equity	3,229,669	3,115,997
	$ 3,994,309	$ 3,921,110

Statement of Earnings

(In thousands)	Years Ended December 31 2003	2002	2001
INCOME			
Dividends from bank subsidiary	$ 629,000	$ 628,000	$ 548,000
Interest and other	1,420	2,063	5,608
	630,420	630,063	553,608
EXPENSES			
Interest	31,277	35,724	43,663
Other	2,970	2,673	5,343
	34,247	38,397	49,006
Income before income taxes and equity in undistributed earnings of subsidiaries	596,173	591,666	504,602
Income tax credit	12,339	13,657	15,416
Income before equity in undistributed earnings of subsidiaries	608,512	605,323	520,018
Equity in undistributed subsidiaries' annual earnings	17,609	3,824	16,328
NET INCOME	$ 626,121	$ 609,147	$ 536,346

Statement of Cash Flows

(In thousands)	Years Ended December 31 2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 626,121	$ 609,147	$ 536,346
Adjustments to reconcile net income to net cash provided by operating activities:			
Net losses (gains) on available-for-sale securities	160	-0-	(1,187)
Amortization of goodwill	-0-	-0-	2,385
Other amortization and depreciation	609	727	761
Net (increase) decrease in accrued interest receivable and other assets	(19,535)	(940)	9,038
Net increase (decrease) in accrued expenses and other liabilities	18,277	10,255	(6,997)
Equity in undistributed subsidiaries' annual earnings	(17,609)	(3,824)	(16,328)
Net cash provided by operating activities	608,023	615,365	524,018
INVESTING ACTIVITIES			
Net decrease in available-for-sale securities	-0-	-0-	12,026
Net increase in other interest-earning assets	(184,969)	(81,969)	(5,918)
Net sales of premises and equipment	-0-	-0-	294
Net cash (used) provided by investing activities	(184,969)	(81,969)	6,402
FINANCING ACTIVITIES			
Net decrease in commercial paper	(1,191)	(4,749)	(2,589)
Payments for maturing subordinated debt	(50,000)	-0-	-0-
Net increase (decrease) in other borrowed funds	446	84	(1,734)
Cash dividends paid	(323,748)	(318,777)	(311,620)
Proceeds from employee stock plans and dividend reinvestment plan	115,035	62,245	47,492
Purchases of common stock	(163,092)	(272,104)	(262,013)
Net cash used by financing activities	(422,550)	(533,301)	(530,464)
Increase (decrease) in cash	504	95	(44)
Cash at beginning of year	509	414	458
Cash at end of year	$ 1,013	$ 509	$ 414

NOTE 23 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

	2003				2002			
(In thousands except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 521,200	$ 505,180	$ 522,446	$ 537,625	$ 547,626	$ 562,949	$ 572,985	$ 570,556
Interest expense	162,416	161,727	173,090	174,583	187,143	198,564	196,870	198,899
Net interest income	358,784	343,453	349,356	363,042	360,483	364,385	376,115	371,657
Provision for loan losses	44,500	41,800	42,700	44,700	53,450	51,400	52,600	56,100
Net gains on sales of available-for-sale securities	10,443	15,418	14,025	4,976	3,898	3,207	3,372	2,697
Income before income taxes	226,881	223,882	218,752	221,621	222,583	225,290	217,866	206,090
Net income	158,552	157,388	154,825	155,356	155,207	156,001	152,369	145,570
Earnings per common share	.45	.45	.44	.44	.44	.44	.42	.40
Diluted earnings per common share	.45	.45	.44	.44	.44	.43	.42	.40
Cash dividends declared per common share	.24	.23	.23	.23	.23	.22	.22	.22
Market price range:								
High	24.62	22.65	23.43	21.20	21.26	22.98	23.00	22.92
Low	21.28	20.66	19.05	19.18	18.21	18.25	21.17	18.56

Note: Quarterly amounts may not add to year-to-date amounts due to rounding.

NOTE 24 - FAIR VALUE OF FINANCIAL INSTRUMENTS

For purposes of this disclosure, the estimated fair value of financial instruments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. These instruments include the consolidated statement of condition lines captioned cash and due from banks, Federal funds sold and securities purchased under agreements to resell, other interest-earning assets, Federal funds purchased and securities sold under agreements to repurchase, and other borrowed funds.

The carrying amount and estimated fair value of other financial instruments at December 31 are summarized as follows (in thousands):

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Net loans	$ 29,339,364	$ 30,480,325	$ 26,969,339	$ 28,583,835
Loans held for sale	102,292	102,292	19,909	19,909
Derivative asset positions	114,397	114,397	197,056	197,056
Financial liabilities:				
Deposits	30,440,353	30,553,483	27,315,624	27,518,455
Long-term FHLB advances	5,737,952	6,153,659	5,838,268	6,393,579
Other long-term debt	2,114,482	2,198,075	1,051,015	1,116,725
Derivative liability positions	110,206	110,206	110,396	110,396
Other financial instruments:				
Commitments to extend credit and standby letters of credit	(12,179)	(21,350)	-	(10,442)

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (Statement 107), requires the disclosure of estimated fair values for all financial instruments, both assets and liabilities on and off-balance sheet, for which it is practicable to estimate their value along with pertinent information on those financial instruments for which such values are not available.

Fair value estimates are made at a specific point in time and are based on relevant market information which is continuously changing. Because no quoted market prices exist for a significant portion of AmSouth's financial instruments, fair values for such instruments are based on management's assumptions with respect to future economic conditions, estimated discount rates, estimates of the amount and timing of future cash flows, expected loss experience, and other factors. These estimates are subjective in nature involving uncertainties and matters of significant judgement; therefore, they cannot be determined with precision. Changes in the assumptions could significantly affect the estimates.

Statement 107 fair value estimates include certain financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, AmSouth has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include the mortgage banking operation, brokerage network, premises and equipment, core deposit intangibles, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. As a result, the Statement 107 fair value disclosures should not be considered an indication of the fair value of the Company taken as a whole.

The following methods and assumptions were used by AmSouth in estimating its fair value disclosures for financial instruments:

Loans The fair value of the loan portfolio was estimated using discounted cash flow analyses, incorporating assumptions relating to repricing rates and prepayment speeds, where applicable.

Securities and Loans Held for Sale Fair values for securities and loans held for sale are based on quoted market prices, where available. Where quoted market prices are not available, fair values are based on quoted market prices of similar instruments, adjusted for any significant differences between the quoted instruments and the instruments being valued. Available-for-sale securities, trading securities and loans held for sale are carried at their estimated fair value. See Note 3 for market value information related to held-to-maturity securities.

Commitments to Extend Credit and Standby Letters of Credit The estimated fair value of unused commitments to extend credit and standby and commercial letters of credit is represented by the estimated cost to terminate or otherwise settle the obligations with the counterparties. This amount is approximated by the fees currently charged to enter into similar arrangements, considering the remaining terms of the agreements and any change in the credit quality of the counterparties since the agreements were entered into. This estimate of fair value does not take into account the significant value of the customer relationships and the future earning potential involved in such arrangements as AmSouth does not believe that it would be practicable to estimate a representational fair value for these items.

Derivative Instruments The fair value of derivatives utilized by AmSouth for interest rate risk management purposes is obtained from AmSouth's in-house pricing system and compared to dealer quotes for reasonableness. These values represent the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties. The fair value of derivative contracts entered into for the benefit of corporate customers is based on counterparty quotes.

Deposit Liabilities The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and money market accounts and interest-bearing checking accounts is, by definition, equal to the amount payable on demand (carrying amount). Fair values for time deposits are estimated using a discounted cash flow calculation incorporating repricing rates where applicable.

Long-term Borrowings The fair values of long-term borrowings (other than deposits) are estimated using discounted cash flow analyses.

BOARD OF DIRECTORS
February 2004

Ronald L. Kuehn, Jr.
Mr. Kuehn is Chairman of the Board of El Paso Corporation, North America's leading provider of natural gas services. Previously, he was Chief Executive Officer of El Paso Corporation, from March to September 2003. He is also a former Chairman of the Board, President and Chief Executive of Sonat Inc., an energy holding company.

Claude B. Nielsen
Mr. Nielsen is Chairman, President and Chief Executive Officer of Coca-Cola Bottling Company United, Inc. Coca-Cola United is the third largest Coca-Cola Bottler in the U.S. operating 19 franchises in the states of Alabama, Georgia, Louisiana, Mississippi, Tennessee and South Carolina.

C. Dowd Ritter
Mr. Ritter is Chairman of the Board, President and Chief Executive Officer of AmSouth Bancorporation and AmSouth Bank. He has served the Company for 35 years, entered senior management 23 years ago, and became Chairman of the Board in 1996.

Rodney C. Gilbert
Prior to forming RCG Consulting, LLC in 1999, Mr. Gilbert was Chairman and CEO of Enfinity Corporation, a provider of HVAC, energy and indoor environmental services; CEO of Rust International Inc.; and President of Wheelabrator Technologies, Inc.

James R. Malone
Mr. Malone is a Founder and Managing Partner of Qorval LLC, a financial and business restructuring and consulting firm. Formerly, he was Chairman and CEO of HMI Industries, Inc.

Victoria B. Jackson
Ms. Jackson is President and Chief Executive Officer of Victoria Bellé, Inc. which designs, manufactures and markets specialty retail products. Formerly, she was founder and CEO of DSS/ProDiesel, Inc., a provider of diesel engine components.

Earnest W. Deavenport, Jr.
Mr. Deavenport was Chairman of the Board and Chief Executive Officer of Eastman Chemical Company, a producer of chemical, plastic and fiber products, from 1994 to December 2001. He is also a former Chairman of the National Association of Manufacturers.

Martha R. Ingram
Ms. Ingram is Chairman of the Board of Ingram Industries Inc., one of America's largest privately held companies, with businesses in marine transportation, book distributing and insurance. In 2001, The Tennessean newspaper named her "Tennessean of the Year."

Charles D. McCrary
Mr. McCrary is President and Chief Executive Officer of Alabama Power Company, a public utility. Before joining Alabama Power, he was President of Southern Company Generation and Energy Marketing, a major producer of electrical power.

Cleophus Thomas, Jr.
Mr. Thomas is Chairman and Chief Executive Officer of A.G. Gaston Corp., the holding company for Booker T. Washington Insurance Co.

Directors are listed chronologically by when they were elected, earliest to latest.

C. Dowd Ritter, *Chairman, President, and Chief Executive Officer*
Mr. Ritter has devoted his entire 35-year career to serving AmSouth. After more than a decade gaining leadership experience in positions throughout the Company, he joined senior management 23 years ago and became Chairman of the Board in 1996.

Candice W. Bagby, *Senior Executive Vice President*
Ms. Bagby heads AmSouth's Consumer and Business Banking Groups, as well as its Marketing Division. She joined AmSouth as Executive Vice President in 1994, and her 31 years of banking experience also includes senior positions at Bank One and United Banks of Colorado.

David B. Edmonds, *Senior Executive Vice President*
Mr. Edmonds is head of Human Resources at AmSouth. He joined the Company in 1994 from Pepsi-Cola, where he headed Human Resources for the Southeastern region. He began his 24-year career in human resources at Mobil Oil Corporation.

John M. Gaffney, *Senior Executive Vice President*
Mr. Gaffney heads Commercial Banking at AmSouth. He has spent his entire 26-year career at AmSouth, including senior positions in Corporate and Commercial Banking. He was formerly North Central Alabama Area Executive.

O. B. Grayson Hall, Jr., *Senior Executive Vice President*
Mr. Hall is head of AmSouth's Operations and Technology Group, which he has led for more than half of his 23-year career with AmSouth. He oversees all of the bank's operational and technology functions.

Susan Martinez, *Senior Executive Vice President*
Ms. Martinez is head of AmSouth's Florida Banking Group. She previously served as the area executive for AmSouth's West Coast Florida area. Ms. Martinez joined AmSouth in 1998 after a 25-year career at Barnett Bank.

W. Charles Mayer III, *Senior Executive Vice President*
Mr. Mayer is head of the Alabama/South Louisiana Banking Group. In his 25-year banking career with AmSouth, he has served as head of Commercial Banking and Chairman and CEO of AmSouth Bank of Tennessee.

Beth E. Mooney, *Senior Executive Vice President and Chief Financial Officer*
Ms. Mooney heads the Finance and Credit Division. Nearing 26 years in the banking business, she joined AmSouth in 2000 after serving as president of Bank One Ohio and in management at Citicorp and First Republic Bank. She previously served as the head of AmSouth's Tennessee/North Louisiana Banking Group.

E. W. (Rusty) Stephenson, Jr., *Senior Executive Vice President*
Mr. Stephenson heads AmSouth's Tennessee/North Louisiana and Mississippi Banking Groups. He has held numerous management posts in a 33-year career at AmSouth, including head of Consumer Banking and his most recent position as head of the Florida Banking Group.

Geoffrey A. von Kuhn, *Senior Executive Vice President*
Mr. von Kuhn heads the Wealth Management Group and is Chairman of AmSouth Investment Services. He joined the Company in 2001 after leading Citigroup's U.S. Private Bank. His 31-year banking career began at Lehman Brothers and also includes positions at Bank One and Bankers Trust.

Stephen A. Yoder, *Senior Executive Vice President*
Mr. Yoder is AmSouth's General Counsel, Corporate Secretary and head of the Law Division. He also leads AmSouth's efforts in the area of corporate governance. He came to AmSouth in 1995 after holding key legal positions at Mellon Bank, and was also partner at a firm specializing in banking and corporate finance law.

CORPORATE INFORMATION

Corporate Headquarters
AmSouth Bancorporation
AmSouth Center
1900 Fifth Avenue North
Birmingham, AL 35203

Mailing Address
Post Office Box 11007
Birmingham, AL 35288

Internet Address
www.amsouth.com

Annual Meeting
AmSouth Bancorporation's Annual Meeting of Shareholders is scheduled for Thursday, April 15, 2004, at 10:00 a.m., Eastern Time, at the Wyndham Harbour Island Hotel, 725 S. Harbour Island Boulevard, Tampa, Florida 33602.

Common Stock
AmSouth common stock is listed on the New York Stock Exchange and is traded under the symbol ASO. It is listed in *The Wall Street Journal* as AmSoBcp.

Debt Ratings
For a complete listing of all debt ratings, see page 67.

Stock Transfer Agent
The Bank of New York
Post Office Box 11002
Church Street Station
New York, NY 10286-1002

Shareholders requiring a change of address or information about certificates or dividend checks should contact:
Shareholders' Services
(877) 679-5704 (Toll Free)
or (205) 326-5807

Direct Deposit
With Direct Deposit, shareholders may enjoy the convenience of having dividends or interest payments directly deposited into their AmSouth checking or savings account. There is no cost for this service. Shareholders may obtain further information about Direct Deposit by contacting Shareholders' Services at (877) 679-5704, or by writing AmSouth's corporate headquarters in care of the Investor Relations Department.

Direct Stock Purchase and Dividend Reinvestment Plan
Through the AmSouth Bancorporation Direct Stock Purchase and Dividend Reinvestment Plan, investors can make initial investments in AmSouth common stock, reinvest their AmSouth dividends in additional shares of common stock, and make additional optional cash investments. AmSouth assumes all costs associated with the purchase of shares under the Plan. Participating shareholders also have the option to deposit certificates into their Dividend Reinvestment Plan account. For more information and a Plan prospectus, you can go online to www.stockbny.com and select AmSouth Bancorporation's Direct Stock Purchase and Dividend Reinvestment Plan from the "Company List" tab, or contact:
The Bank of New York
Dividend Reinvestment Department
P.O. Box 1958
Newark, NJ 07101-9774
1-800-432-0140

Investor Inquiries
Analysts, investors and others seeking information should contact:

M. List Underwood, Jr.	or	Paul G. Brashier
Investor Relations		Investor Relations
(205) 801-0265		(205) 583-4439

Media Inquiries
Media representatives seeking general information should contact:
Richard C. Swagler, Jr.
Media Relations
(205) 801-0105

Investor Relations Resource Center
AmSouth offers all of its financial publications including annual and quarterly reports to shareholders and Securities and Exchange Commission filings at its Investor Relations Resource Center at www.amsouth.com. The resource center also offers investors the latest news and information about AmSouth including news releases and recent management presentations, as well as research tools for investors.

Additional copies of the corporation's Annual Report, Form 10-K, quarterly reports and other corporate publications are also available on request by writing or calling our Investor Relations Department at the corporate headquarters, (205) 581-7890.

Enroll Now for Electronic Delivery
Shareholders can enjoy the benefits and convenience of receiving Proxy Statements, Annual Reports and other shareholder materials online, reducing paper mailed to your home and helping AmSouth communicate with shareholders more efficiently. To receive shareholder communications via the Internet, simply go to www.icsdelivery.com/aso and follow the instructions. When information on AmSouth becomes available electronically, you will be sent an e-mail notification. Investors may also sign up at the Investor Relations Resource Center at www.amsouth.com.

Design: EAI; www.eai-atl.com
Photography: Joshua Paul

